    As filed with the Securities and Exchange Commission on December 18, 1998
                                                      Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                               ------------------

                               CENTURA BANKS, INC.
             (Exact Name of Registrant as Specified in its Charter)

        NORTH CAROLINA                                   6712                                      56-1688522
(State or Other Jurisdiction of              (Primary Standard Industrial             (I.R.S. Employer Identification No.)
Incorporation or Organization)               Classification Code Number)

                             134 NORTH CHURCH STREET
                        ROCKY MOUNT, NORTH CAROLINA 27804
                                 (252) 454-4400

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              JOSEPH A. SMITH, JR.
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                               CENTURA BANKS, INC.
                             134 NORTH CHURCH STREET
                        ROCKY MOUNT, NORTH CAROLINA 27804
                                 (252) 454-4400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 WITH COPIES TO:

     FRANK M. CONNER III                             JOHN A.B. DAVIES, JR.                                JOHN J. SPIDI
      ALSTON & BIRD LLP                      PRESIDENT AND CHIEF EXECUTIVE OFFICER            MALIZIA, SPIDI, SLOANE & FISCH, P.C.
 NORTH BUILDING, 11TH FLOOR                     FIRST COASTAL BANKSHARES, INC.                         ONE FRANKLIN SQUARE
601 PENNSYLVANIA AVENUE, N.W.                          2101 PARKS AVENUE                       1301 K STREET, N.W., SUITE 700 EAST
   WASHINGTON, D.C. 20004                       VIRGINIA BEACH, VIRGINIA 23451                       WASHINGTON, D.C. 20005
       (202) 756-3300                                   (757) 428-9331                                   (202) 434-4660

                          -----------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

As soon as practicable after the merger described in this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
     TITLE OF EACH CLASS                                  PROPOSED MAXIMUM           PROPOSED MAXIMUM
        OF SECURITIES             AMOUNT TO BE             OFFERING PRICE               AGGREGATE                AMOUNT OF
      TO BE REGISTERED           REGISTERED (1)             PER UNIT (2)            OFFERING PRICE (2)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
        Common Stock,
        no par value           2,011,439 shares               $21.8125                $118,611,816               $32,975
                                ---------                       -----                   ------------               ------
===================================================================================================================================

     (1) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger.

     (2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457 (f) under the Securities Act of 1933, as amended, on the average of the high low sales prices of the shares of common stock of First Coastal Bankshares, Inc. as quoted on the Nasdaq National Market on December 15, 1998.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.
================================================================================

       PROXY STATEMENT

   FOR THE SPECIAL MEETING                        PROSPECTUS

      OF STOCKHOLDERS OF                       CENTURA BANKS, INC.

FIRST COASTAL BANKSHARES, INC.

                                 PROPOSED MERGER

        Your board of directors has agreed to a transaction which will result in the acquisition of First Coastal Bankshares, Inc. by Centura Banks, Inc., a bank holding company headquartered in Rocky Mount, North Carolina.

        If we complete the proposed merger, you will receive .34 of a share of Centura common stock for each of your shares of First Coastal common stock, this multiple is subject to adjustment as described in this proxy statement-prospectus. We refer to the .34 multiple, as it may be adjusted, as the "exchange ratio."

        Centura common stock is traded on the New York Stock Exchange under the symbol "CBC." Based on the closing price of Centura common stock on ___________, 1998 of $_____ and the .34 exchange ratio, you will receive approximately $____ worth of Centura common stock for each of your shares of First Coastal common stock.

        The special meeting of First Coastal stockholders will be held on __________________, 1999 at __:__ _.m., local time, at _______________, located at __________________________________, Virginia Beach, Virginia. At the special meeting, we will ask you to approve the merger agreement which describes the merger. We cannot complete the merger unless the holders of more than two-thirds of the outstanding shares of First Coastal common stock approve it.

        YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE __ OF THIS PROXY STATEMENT-PROSPECTUS.

        The date of this proxy statement-prospectus is ___________, 1999. It is first being mailed to you on ___________, 1999.

--------------------------------------------------------------------------------
        NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF CENTURA COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                   PLEASE NOTE

        We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to. If someone provides you with other information, please do not rely on it as being authorized by First Coastal or Centura.

        This proxy statement-prospectus has been prepared as of ___________, 1999. There may be changes in the affairs of Centura or First Coastal since that date which are not reflected in this document.

        As used in this proxy statement-prospectus, the terms "Centura" and "First Coastal" refer to Centura Banks, Inc. and First Coastal Bankshares, Inc., respectively, and, where the context requires, to Centura and First Coastal and their respective subsidiaries.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

        THIS PROXY STATEMENT-PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CENTURA THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS DESCRIBED ON PAGE __ UNDER "WHERE YOU CAN FIND MORE INFORMATION." YOU CAN OBTAIN FREE COPIES OF THIS INFORMATION BY WRITING OR CALLING:

                  Joseph A. Smith, Jr.
                  General Counsel and Corporate Secretary
                  CENTURA BANKS, INC.
                  134 North Church Street
                  Rocky Mount, North Carolina  27804
                  (Telephone: (252) 454-4400)

        IN ORDER TO OBTAIN TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST REQUEST THE INFORMATION BY ___________, 1999.

                         FIRST COASTAL BANKSHARES, INC.
                                2101 PARKS AVENUE
                         VIRGINIA BEACH, VIRGINIA 23451


NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON ____________, 1999

        First Coastal Bankshares, Inc. will hold a special meeting of stockholders at _________________, in Virginia Beach, Virginia, at ____ _.m. local time on ____________, 1999, to vote on:

        (1) Merger. The agreement and plan of merger, dated as of October 28, 1998, by and between First Coastal Bankshares, Inc. and Centura Banks, Inc., and the transactions contemplated by that agreement and plan of merger. These transactions include the merger of First Coastal Bankshares, Inc. into Centura Banks, Inc..

        (2) Other Business. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

        Record holders of First Coastal common stock at the close of business on ________, 1999, will receive notice of and may vote at the special meeting, including any adjournments or postponements. The agreement and plan of merger requires approval by the holders of more than two-thirds of the outstanding shares of First Coastal common stock.

        YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card or attend and vote in favor at the special meeting, the effect will be a vote against the merger and the other proposals.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    -------------------------
                                    Allene S. Cheatham
                                    Secretary

________________, 1999

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE
                          AGREEMENT AND PLAN OF MERGER.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:      WHAT AM I BEING ASKED TO VOTE UPON?

A:      You are being asked to approve the merger agreement which provides for the merger of First Coastal into Centura.

Q:      WHAT SHOULD I DO NOW?

A:      Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at your meeting.

        If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the merger agreement. If you do not sign and send in your proxy or attend and vote at the special meeting, it will have the effect of a vote against the merger.

Q:      IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE
MY SHARES FOR ME?

A:      Your broker will vote your shares of First Coastal common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger.

Q:      SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:      After the merger is completed, we will send you written instructions for exchanging your First Coastal common stock certificates for Centura common stock certificates.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

        If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

        Suzanne Kolesha
        Investor Relations Department
        FIRST COASTAL BANKSHARES, INC.
        2101 Parks Avenue
        Virginia Beach, Virginia  23451
        (757) 428-9331

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements about Centura and First Coastal following the merger. These statements can be identified by our use of words like "expect," "may," "could," "intend," "project," "estimate" or "anticipate." These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other factors. These factors include the following:

        (1) we may not fully realize the expected cost savings from the merger;

        (2) deposit attrition, customer loss, or revenue loss following the merger may be greater than we expect;

        (3) competitive pressure in the banking industry may increase significantly;

        (4) costs or difficulties related to the integration of the businesses of Centura and First Coastal may be greater than we expect;

        (5)     changes in the interest rate environment may reduce margins;

        (6) general economic conditions, either nationally or regionally, may be less favorable than we expect, resulting in, among other things, credit quality deteriorating;

        (7)     changes may occur in the regulatory environment;

        (8)     changes may occur in business conditions and inflation;

        (9)     changes may occur in the securities markets; and

        (10) disruptions of the operations of Centura, First Coastal, or any of their subsidiaries, or any other governmental or private entity may occur as a result of the "Year 2000 Problem."

        The forward-looking earnings estimates included in this proxy statement-prospectus have not been examined or compiled by the independent public accountants of Centura and First Coastal, nor have our independent accountants applied any procedures to our estimates. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors that could affect the financial results of Centura after the merger is included in the SEC filings incorporated by reference in this proxy statement-prospectus.

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----

Summary............................................................................................1
      The Companies................................................................................1
      The Merger...................................................................................1
      What You Will Receive in the Merger..........................................................1
      Effect of the Merger on First Coastal Options................................................2
      Certain Federal Income Tax Consequences of the Merger........................................2
      Comparative Market Prices of Common Stock....................................................3
      Our Reasons for the Merger...................................................................3
      Fairness Opinion of First Coastal's Financial Advisor........................................3
      Special Meeting of Stockholders..............................................................3
      Stockholder Vote Required to Approve the Merger..............................................4
      Voting Rights at the Special Meeting.........................................................4
      Our Recommendation to Stockholders...........................................................4
      Share Ownership of Management and Certain Stockholders.......................................4
      Interests of Certain Persons in the Merger That May Be Different from Yours..................5
      Effective Time...............................................................................5
      Exchange of Stock Certificates...............................................................5
      Regulatory Approval and Other Conditions.....................................................5
      Waiver, Amendment, and Termination...........................................................6
      Accounting Treatment.........................................................................6
      Certain Differences in Stockholders' Rights..................................................7
      Stock Option Agreement.......................................................................7
      Historical and Pro Forma Comparative Per Share Data..........................................8
      Selected Financial Data.....................................................................10

Risk Factors......................................................................................15

Special Meeting of First Coastal Stockholders.....................................................15
      Purpose.....................................................................................15
      Date, Place, and Time.......................................................................16
      Record Date, Voting Rights, Required Vote, and Revocability of Proxies......................16
      Solicitation of Proxies.....................................................................17
      Dissenters' Rights..........................................................................18
      Recommendation..............................................................................18

Description of Transaction........................................................................18
      The Merger..................................................................................18
      What You Will Receive in the Merger.........................................................18
      Effect of the Merger on First Coastal Options...............................................20
      Certain Federal Income Tax Consequences of the Merger.......................................21
      Background of and Reasons for the Merger....................................................23

      Opinion of First Coastal's Financial Advisor................................................26
      Effective Time of the Merger................................................................34
      Distribution of Centura Stock Certificates..................................................34
      Conditions to Consummation of the Merger....................................................35
      Regulatory Approval.........................................................................36
      Waiver, Amendment, and Termination..........................................................37
      Conduct of Business Pending the Merger......................................................39
      Management and Operations After the Merger..................................................40
      Interests of Certain Persons in the Merger..................................................40
      Accounting Treatment........................................................................42
      Expenses and Fees...........................................................................42
      Resales of Centura Common Stock.............................................................42
      Stock Option Agreement......................................................................44

Effect of the Merger on Rights of Stockholders....................................................47
      Anti-Takeover Provisions Generally..........................................................48
      Authorized Capital Stock....................................................................48
      Amendment of Charter and Bylaws.............................................................50
      Classified Board of Directors and Absence of Cumulative Voting..............................51
      Director Removal and Vacancies..............................................................52
      Limitations on Director Liability...........................................................52
      Indemnification.............................................................................53
      Special Meeting of Stockholders.............................................................55
      Ability of Directors to Consider Interests other than Stockholders' Interests...............56
      Actions by Stockholders Without a Meeting...................................................57
      Stockholder Nominations and Proposals.......................................................57
      Fair Price Provision........................................................................57
      Stockholder Votes Required for Certain Actions..............................................59
      Dissenters' Rights of Appraisal.............................................................63
      Stockholders' Rights to Examine Books and Records...........................................64
      Dividends...................................................................................64

Comparative Market Prices and Dividends...........................................................65

Business of First Coastal.........................................................................67

Business of Centura...............................................................................67
      General.....................................................................................67
      Recent Developments.........................................................................68

Certain Regulatory Considerations.................................................................68
      General.....................................................................................68
      Payment of Dividends........................................................................71
      Capital Adequacy............................................................................71
      Support of Subsidiary Institutions..........................................................73

Prompt Corrective Action..........................................................................73

Description of Centura Capital Stock..............................................................76

Other Matters.....................................................................................76

Stockholder Proposals.............................................................................76

Experts...........................................................................................77

Opinions..........................................................................................77

Where You Can Find More Information...............................................................78


APPENDICES:
  Appendix A -- Agreement and Plan of Merger, dated as of October 28, 1998,  by and between First Coastal Bankshares, Inc. and Centura Banks,
                Inc.

  Appendix B -- Opinion of Trident Financial Corporation

                                     SUMMARY

        This summary highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These will give you a more complete description of the transaction we are proposing. For more information about Centura, see "WHERE YOU CAN FIND MORE INFORMATION" on page __. We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics we have summarized.

THE COMPANIES   (SEE PAGE __ FOR FIRST COASTAL, PAGE __ FOR CENTURA)

FIRST COASTAL BANKSHARES, INC.
2101 Parks Avenue
Virginia Beach, Virginia  23451
(757) 428-9331

        First Coastal is a registered thrift holding company headquartered in Virginia Beach, Virginia. The company operates through its thrift subsidiary, First Coastal Bank, which has 19 branches in the Hampton Roads region of Virginia. On September 30, 1998, First Coastal had consolidated assets of approximately $578 million, consolidated loans of approximately $443 million, consolidated deposits of approximately $397 million, and consolidated stockholders' equity of approximately $46 million.

CENTURA BANKS, INC.
134 North Church Street
Rocky Mount, North Carolina  27804
(252) 454-4400

        Centura is a registered bank holding company headquartered in Rocky Mount, North Carolina. Through Centura Bank, its principal bank subsidiary, and various other banking and banking-related subsidiaries, Centura provides a diversified range of financial services in the communities in which it operates. It maintains 210 banking offices and 317 automated teller machines.

        On September 30, 1998, Centura had consolidated assets of approximately $7.8 billion, consolidated loans of approximately $5.0 billion, consolidated deposits of approximately $5.6 billion, and consolidated stockholders' equity of approximately $618 million.

THE MERGER (SEE PAGE __)

        Centura will acquire First Coastal by means of the merger of First Coastal into Centura. After the merger, First Coastal's business will continue to be conducted by Centura as the surviving corporation from the merger.

WHAT YOU WILL RECEIVE IN THE MERGER   (SEE PAGE __)

        If we complete the merger, you will receive .34 of a share of Centura common stock for each of your shares of First Coastal common stock.

        Based on the closing price of Centura common stock on ___________, 1998 of $_____, you will receive $____ worth of Centura common stock for each of your shares of First Coastal common stock. This exchange ratio is subject to change as described in this proxy statement-prospectus. For more information about what you will receive if the merger is completed, see "DESCRIPTION OF TRANSACTION - What You Will Receive in the Merger" on page __ of this proxy statement-prospectus.

        Centura will not issue any fractions of a share of common stock. Rather, Centura will pay cash (without interest) for any fractional share interest any First Coastal stockholder would otherwise receive in the merger. The cash payment will be in an amount equal to the fraction multiplied by the closing price of one share of Centura common stock on the New York Stock Exchange on the last trading day before the merger is completed.

EFFECT OF THE MERGER ON FIRST COASTAL OPTIONS   (SEE PAGE __)

        First Coastal has granted certain options to acquire First Coastal common stock under its stock option plans. If the merger is completed, Centura will assume each outstanding option. Each option will then become an option to purchase Centura common stock, and Centura will agree to deliver Centura common stock on the exercise of each option. The number of Centura shares that may be purchased and the exercise price under the option will be adjusted based on the exchange ratio which determines the number of shares of Centura common stock that First Coastal stockholders receive in the merger in exchange for each share of First Coastal common stock. Centura will assume all outstanding options whether or not the option holder then has the right to exercise the option.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE __)

        We expect that, for federal income tax purposes, you will not recognize any gain or loss upon the exchange of all of your First Coastal shares solely for shares of Centura common stock. But you may recognize taxable gain or loss related to any cash you receive in lieu of a fractional share of Centura common stock. See the discussion above under "-- What You Will Receive in the Merger." Before the merger can be completed, Centura and First Coastal expect to receive an opinion of Alston & Bird LLP, with respect to certain federal income tax consequences of the merger. If the merger does not qualify for this tax treatment, neither Centura nor First Coastal will complete the merger.

        Tax matters are very complicated and the tax consequences of the merger to you will depend on your own situation. You should consult your own tax advisors to determine the effect of the merger on you under federal, state, local, and foreign tax laws.

COMPARATIVE MARKET PRICES OF COMMON STOCK  (SEE PAGE __)

        Shares of Centura common stock are traded on the New York Stock Exchange under the symbol "CBC." Shares of First Coastal common stock are traded on the Nasdaq National Market under the symbol "FCBK." The table shows you the closing sales prices for First Coastal and Centura common stock on October 27, 1998, the last trading day before we announced the execution of the agreement, and on ___________, 1998, the latest practicable date before the mailing of this proxy statement-prospectus. The table also shows you the "equivalent price per First Coastal share" or the value you will receive in the merger for each share of First Coastal common stock you own.

                                                                     Equivalent Price
                              First Coastal          Centura         Per First Coastal
                              Common Stock         Common Stock          Share(1)
                              -------------        ------------      -----------------
     October 27, 1998           $18.625                $70.00             $23.80
     __________, 1999

----------------------------------

  (1) The equivalent price per share of First Coastal common stock at each specified date represents the closing sale price of a share of Centura common stock on such date multiplied by an exchange ratio of .34. See "COMPARATIVE MARKET PRICES AND DIVIDENDS," on page __.

        You should obtain current stock price quotations for Centura common stock and First Coastal common stock. In addition, as described below, the number of shares of Centura common stock to be issued in connection with the merger is subject to adjustment under certain very limited circumstances.

OUR REASONS FOR THE MERGER (SEE PAGE __)

        We believe that the merger will result in a company with expanded opportunities for profitable growth. In addition, we anticipate that the combined resources and capital of First Coastal and Centura will improve our ability to compete in the changing and competitive financial services industry.

FAIRNESS OPINION OF FIRST COASTAL'S FINANCIAL ADVISOR (SEE PAGE __)

        In deciding to approve the merger, we have considered an opinion from our financial advisor, Trident Financial Corporation, that the price to be paid to First Coastal stockholders is fair, from a financial point of view. The full text of this opinion is attached to this proxy statement-prospectus as Appendix
B. We encourage you to read this opinion.

SPECIAL MEETING OF STOCKHOLDERS  (SEE PAGE __)

        The special meeting will be held at ________, located at _________________________________, Virginia Beach, Virginia, at __:__ _.m.,
local time, on ____________, 1999. At the special meeting, we will ask you:

        (1)     to approve the merger and the merger agreement; and

        (2) to act on any other matters that may be put to a vote at the special meeting.

        In order for the special meeting to be held, a quorum must be present. A quorum is established when one-third of the shares of First Coastal common stock are represented at the special meeting either in person or by proxy.

STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE __)

        Assuming that a quorum is present at the special meeting, to approve the merger, stockholders who own more than two thirds of the outstanding shares of First Coastal common stock must vote for the merger. Centura stockholders will not vote on the merger.

VOTING RIGHTS AT THE SPECIAL MEETING (SEE PAGE __)

        You are entitled to vote at the special meeting if you owned shares as of the close of business on ___________, 1999, the record date. On the record date, _________ shares of First Coastal common stock were outstanding. You will be entitled to one vote for each share of First Coastal common stock that was validly issued and outstanding and that you owned on the record date. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

        We are seeking your proxy to use at the special meeting. We have prepared this proxy statement-prospectus to assist you in deciding how to vote and whether or not to grant your proxy to us. If you have elected not to attend the meeting, please indicate on your proxy card how you want to vote. Then sign, date and mail it to us as soon as possible so that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote for the merger and the merger agreement. If you fail to return your proxy card and fail to vote at the meeting, the effect will be a vote against the merger. If you have elected to attend the meeting, you need to do nothing at this time. If you sign a proxy, you may revoke it at any time before the special meeting or by attending and voting at the special meeting. You cannot vote shares held in "street name"; only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them, and your shares will be treated as votes against the merger.

OUR RECOMMENDATION TO STOCKHOLDERS (SEE PAGE __)

        First Coastal's board of directors unanimously approved the merger agreement. We believe that the proposed merger is fair to you and in your best interests. We unanimously recommend that you vote to approve the merger and the merger agreement.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS  (SEE PAGES __ AND __)

        On the record date, your directors and executive officers, their immediate family members and entities they control owned _________ shares, or approximately _____% of the outstanding shares of First Coastal common stock. This number does not include stock that the First Coastal directors and executive officers may acquire through exercising stock options.

        On the record date, Centura's directors and executive officers owned no shares of First Coastal common stock and Centura held no shares of First Coastal common stock in a fiduciary capacity for others, or as a result of debts previously contracted.

INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT MAY BE DIFFERENT FROM YOURS (SEE PAGE __)

        First Coastal's directors and certain officers have employment agreements, stock options and other benefit plans and other arrangements that may provide them with interests in and benefits from the merger that are different from yours. Your board of directors was aware of these interests and considered them in approving and recommending the merger.

EFFECTIVE TIME (SEE PAGE __)

        The merger will become final at the time specified in the articles of merger reflecting the merger to be filed with the Secretaries of State in both North Carolina and Virginia. If First Coastal stockholders approve the merger at the special meeting, and Centura obtains all required regulatory approvals, we currently anticipate that the merger will be completed on or about March 26, 1999.

        Centura and First Coastal cannot assure you that they can obtain the necessary stockholder and regulatory approvals or that the other conditions to consummation of the merger can or will be satisfied.

EXCHANGE OF STOCK CERTIFICATES  (SEE PAGE __)

        Promptly after the merger is completed, you will receive a letter and instructions on how to surrender your First Coastal stock certificates in exchange for Centura stock certificates. You will need to carefully review and complete these materials and return them as instructed along with your stock certificates for First Coastal common stock. Please do not send First Coastal, Centura or Centura's transfer agent any stock certificates until you receive these instructions. If you do not have stock certificates but hold shares of First Coastal common stock in the form of a book entry with First Coastal's transfer agent, the transfer agent will automatically exchange the shares.

        Do not send in your stock certificates until you receive a letter and instructions on how to surrender your First Coastal stock certificates.

REGULATORY APPROVAL AND OTHER CONDITIONS (SEE PAGES __ AND __)

        Centura is required to notify and obtain approvals from certain government regulatory agencies before the merger may be completed, including the Federal Reserve and other federal and state banking regulators. We expect that Centura will obtain all required regulatory approvals before the special meeting, but we cannot assure this will happen.

        In addition to the required regulatory approvals, the merger will be completed only if certain conditions, including, but not limited to the following, are met or waived, if waivable:

        (1) First Coastal stockholders approve the merger at the special meeting;

        (2) First Coastal and Centura receive an opinion of counsel that the merger will qualify as a tax-free reorganization;

        (3) First Coastal and Centura receive a letter from Centura's accountants concerning the pooling-of-interests accounting treatment of the merger (discussed below under "Accounting Treatment"); and

        (4) neither Centura nor First Coastal has breached any of its representations or obligations under the merger agreement.

        In addition to these conditions, the merger agreement, attached to this proxy statement-prospectus as Appendix A, describes other conditions that must be met before the merger may be completed.

WAIVER, AMENDMENT, AND TERMINATION (SEE PAGE __)

        Centura and First Coastal may agree to terminate the merger agreement and elect not to complete the merger at any time before the merger is completed.

        Each of the parties also can terminate the merger in certain other circumstances, including if the merger is not completed by April 30, 1999. But a party may not terminate the merger agreement if (a) it willfully breached the merger agreement and (b) its breach is the reason the merger has not been completed. There are also some instances where the parties cannot use this reason to terminate the merger if the delay results from actions of third parties.

        In addition, the parties may also terminate the merger if other circumstances occur which are described in the merger agreement, attached to this proxy statement-prospectus as Appendix A.

        The merger agreement may be amended by the written agreement of Centura and First Coastal. The parties can amend the merger agreement without stockholder approval, even if you have already approved the merger. However, you must approve any amendments that would modify in a material respect the type or amount of consideration that you will receive in the merger.

ACCOUNTING TREATMENT (SEE PAGE __)

        Centura intends to account for the merger as a pooling-of-interests transaction for accounting and financial reporting purposes.

        Pooling-of-interests is an accounting method that assumes that each company's stockholders have combined their ownership interests in such a manner that each group becomes an owner of the combined, enlarged business. The key differences between this method of accounting and the more common purchase accounting method fall into two areas: income measurement and asset valuation. Under pooling-of-interests, the earnings of each company are combined as though the combination had occurred at the beginning of the earliest financial period presented. Under purchase accounting, the earnings of the acquired company are included only after the closing of the merger. Under pooling-of-interests, the assets of the acquired company are valued at their historical cost. Under the purchase method, the assets are valued at their fair value at the time of the merger. The excess of the consideration the acquiring company pays over the fair value of the target's assets is recorded as goodwill on the acquiring company's financial statements. The goodwill is amortized as an expense in the acquiring company's financial statements for not more than 25 years.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS  (SEE PAGE __)

        When the merger is completed you will automatically become a Centura stockholder. The rights of Centura stockholders differ from the rights of First Coastal stockholders in certain important ways. Many of these have to do with provisions in Centura's articles of incorporation and bylaws and North Carolina law. Certain of these provisions are intended to make a takeover of Centura harder if the Centura board of directors does not approve it.

STOCK OPTION AGREEMENT  (SEE PAGE __)

        First Coastal and Centura entered into an option agreement under which First Coastal granted Centura an option to purchase up to 992,321 shares of First Coastal common stock under certain circumstances if the merger is not consummated and a third party attempts to take control of First Coastal.

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

        The following table shows certain comparative per share data relating to net income, cash dividends, and book value. The equivalent pro forma information is based on an exchange ratio of .34.

        We present the pro forma and equivalent pro forma data for your information only. It does not necessarily indicate the results of operations or combined financial position that would have resulted had Centura completed the merger or the other acquisitions at the times indicated, and it does not necessarily indicate what future results of operations or combined financial position will be.

        You should read the information shown below in conjunction with the historical consolidated financial statements of Centura and First Coastal and the notes provided with them. See "-- Selected Financial Data," "BUSINESS OF CENTURA -- Recent Developments" and "WHERE YOU CAN FIND MORE INFORMATION."

                               CENTURA BANKS, INC.
                       AND FIRST COASTAL BANKSHARES, INC.
               HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA



                                                                                                        NINE MONTHS
                                                                 YEARS ENDED DECEMBER 31                   ENDED
                                                      --------------------------------------------     SEPTEMBER 30,
                                                         1995              1996            1997            1998
                                                      ----------        ----------      ----------     -------------
NET INCOME
   Centura
      Basic....................................          $2.50             $2.66           $3.22           $2.72
      Diluted..................................           2.45              2.60            3.15            2.67

   First Coastal
      Basic....................................            .24               .11             .82             .65
      Diluted..................................            .24               .11             .81             .63

   Pro forma (Centura and
      First Coastal)
         Basic.................................           2.39              2.52            3.17            2.67
         Diluted...............................           2.38              2.47            3.11            2.62

   First Coastal equivalent pro forma (1)
      Basic....................................            .81               .86            1.08             .91
      Diluted..................................            .81               .84            1.06             .89

CASH DIVIDENDS PER SHARE
   Centura.....................................          $ .85             $1.00           $1.06           $ .85
   First Coastal...............................            .16               .16             .20             .18
   First Coastal equivalent pro forma (1)                  .29               .34             .36             .29

                                                            December 31, 1997               September 30, 1998
                                                      ------------------------------   -----------------------------
BOOK VALUE PER COMMON SHARE
   Centura .........................................              $20.82                          $23.28
   First Coastal ...................................                8.86                            9.25
   Pro Forma (Centura First Coastal) ...........                   21.14                           23.52
   First Coastal equivalent pro forma (1) ..........                7.19                            8.00

---------------------------------------
(1) The equivalent pro forma per share data for First Coastal is computed by multiplying Pro Forma information by an exchange ratio of .34.

SELECTED FINANCIAL DATA

        The following tables present for Centura and for First Coastal, selected consolidated financial data for the nine-month periods ended September 30, 1998 and 1997, and for the five-year period ended December 31, 1997. The information is based on the consolidated financial statements contained in reports Centura and First Coastal have filed with the SEC, including their September 30, 1998 Quarterly Reports on Form 10-Q. All of these documents are incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on page __.

        You should read the following tables in conjunction with the consolidated financial statements of Centura and First Coastal described above and with the notes to them.

        Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the respective managements of Centura and First Coastal, all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of interim results of operations of Centura and First Coastal, respectively, have been included. With respect to Centura and First Coastal, results for the nine-month period ended September 30, 1998 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                         CENTURA SELECTED FINANCIAL DATA


                                                                                  Years Ended December 31,
                                                --------------------------------------------------------------------------------
                                                     1993            1994           1995             1996               1997
                                                --------------   -------------  -------------   --------------   ---------------
                                                                  (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
   Net interest income........................     $   170,513    $   201,293    $   224,645      $   250,084        $   267,905
   Provision for loan losses..................           9,151          7,220          7,904            9,596             13,418
   Investment securities gains (losses).......           2,634           (891)          (614)           1,798                136
   Other noninterest income...................          64,008         64,647         80,724           99,049            117,085
   Noninterest expense........................         157,040        170,207        195,777          233,981            246,230
                                                --------------   -------------  -------------   --------------    ---------------
   Earnings before income taxes, extra-
      Ordinary item, and accounting changes...          70,964         87,622        101,074          107,354            125,478
   Applicable income taxes....................          26,688         31,849         36,421           39,203             42,420
                                                --------------   -------------  -------------   --------------    ---------------


                                                --------------   -------------  -------------   --------------    ---------------
   Net income.................................          44,276         55,773         64,653           68,151             83,058
                                                ==============   =============  =============   ==============    ===============
PER COMMON SHARE DATA:
   Basic

   Net income.................................            1.92           2.23           2.50             2.66               3.22
   Diluted

   Net income.................................            1.90           2.19           2.45             2.60               3.15
   Cash dividends.............................             .69            .74            .85             1.00               1.06
   Book value.................................           14.09          14.95          17.19            18.51              20.82

BALANCE SHEET DATA (AT PERIOD END):
   Total assets...............................    $  4,517,844   $  4,658,432   $  5,784,548     $  6,293,972       $  7,125,430
   Loans, net of unearned income..............       2,834,364      3,244,155      3,898,436        4,109,454          4,586,582
   Allowance for losses on loans..............          43,430         48,164         55,070           58,715             64,279
   Investment securities......................       1,201,049        965,500      1,328,625        1,577,880          1,828,056
   Total deposits.............................       3,854,377      3,735,893      4,443,791        4,733,069          5,364,925
   Short-term borrowings......................         130,265        293,695        497,717          685,291            733,192
   Long-term debt

      Parent company..........................             827            683         26,539           26,395            100,251
      Subsidiary banks........................         116,630        187,708        280,047          284,407            281,878
   Total stockholders' equity.................         350,741        369,431        433,311          475,235            538,336
   Average assets.............................       3,937,409      4,477,744      5,177,851        5,956,290          6,601,084
   Average stockholders' equity...............         300,667        360,224        424,877          453,746            510,330
   Average shares outstanding

      Basic...................................      23,046,585     25,034,340     25,840,915       25,605,621         25,798,324
      Diluted.................................      23,479,609     25,426,321     26,367,771       26,261,830         26,331,392

                                                           Nine Months Ended
                                                             September 30,
                                                  ----------------------------------
                                                         1997              1998
                                                  ---------------   ----------------
                                                       (Dollars in thousands,
                                                       except per share data)
INCOME STATEMENT DATA:
   Net interest income........................        $   196,810       $   221,702
   Provision for loan losses..................              9,569            11,069
   Investment securities gains (losses).......                 35               570
   Other noninterest income...................             77,724           100,154
   Noninterest expense........................            173,852           202,996
                                                   ---------------   ----------------
   Earnings before income taxes, extra-
      Ordinary item, and accounting changes...             91,148           108,361
   Applicable income taxes....................             31,594            36,695
                                                   ---------------   ----------------


                                                   ---------------   ----------------
   Net income.................................             59,554            71,666
                                                   ===============   ================
PER COMMON SHARE DATA:
   Basic

   Net income.................................               2.31              2.72
   Diluted

   Net income.................................               2.26              2.67
   Cash dividends.............................                .79               .85
   Book value.................................              20.45             23.28

BALANCE SHEET DATA (AT PERIOD END):
   Total assets...............................       $  6,891,281      $  7,804,848
   Loans, net of unearned income..............          4,511,074         5,012,758
   Allowance for losses on loans..............             62,282            67,105
   Investment securities......................          1,693,347         2,094,469
   Total deposits.............................          5,209,836         5,568,980
   Short-term borrowings......................            732,013         1,006,809
   Long-term debt

      Parent company..........................            100,287           100,143
      Subsidiary banks........................            237,688           382,636
   Total stockholders' equity.................            529,464           618,388
   Average assets.............................          6,461,140         7,445,842
   Average stockholders' equity...............            503,049           583,710
   Average shares outstanding

      Basic...................................         25,779,234        26,364,975
      Diluted.................................         26,303,968        26,873,328

                                                                    Years Ended December 31,
                                                -----------------------------------------------------------
                                                  1993         1994         1995          1996        1997
                                                -------      --------     --------      --------     ------
                                                       (Dollars in thousands, except per share data)

PROFITABILITY AND CAPITAL RATIOS:
   Return on average assets...................    1.12%         1.25%        1.25%        1.14%       1.26%
   Return on average equity...................   14.73         15.48        15.22        15.02       16.28
   Net interest income (taxable-equivalent)/
     Average earning assets...................    4.81          5.01         4.82         4.66        4.56
   Loan/deposits..............................   79.48         80.83        90.15        89.10       87.95
   Equity/assets (period end).................    7.76          7.93         7.49         7.55        7.56
   Average stockholders' equity/average
     Total assets.............................    7.64          8.04         8.21         7.62        7.73
   Leverage ratio.............................    6.94          7.36         6.94         6.56        7.51
   Tier 1 capital/risk-weighted assets........   11.20         10.76         9.95         9.48       10.60
   Total capital/risk-weighted assets.........   12.45         12.02        11.20        10.02       11.19

CREDIT QUALITY RATIOS:
   Allowance/period-end loans.................    1.54%         1.48%        1.41%        1.43%       1.40%
    Nonperforming loans/total loans...........     .74           .57          .49          .47         .52
    Allowance/nonperforming loans.............   2.07x         2.59x        2.86x        3.06x       2.71x
    Nonperforming assets/loans and fore-
     Closed properties........................     .94           .66          .57          .56         .61
   Provision/average loans....................     .35           .24          .22          .24         .31
   Net charge-offs/average loans..............     .22           .09          .12          .18         .25

                                                        Nine Months Ended
                                                          September 30,
                                                     -----------------------
                                                        1997          1998
                                                     ---------      --------
                                                     (Dollars in thousands,
                                                     except per share data)

PROFITABILITY AND CAPITAL RATIOS:
   Return on average assets...................           1.23%        1.29%
   Return on average equity...................          15.83        16.42
   Net interest income (taxable-equivalent)/
     Average earning assets...................           4.52         4.45
   Loan/deposits..............................          88.28        89.16
   Equity/assets (period end).................           7.68         7.92
   Average stockholders' equity/average
     Total assets.............................           7.79         7.84
   Leverage ratio.............................           7.51         7.85
   Tier 1 capital/risk-weighted assets........          10.60        10.38
   Total capital/risk-weighted assets.........          11.19        10.96

CREDIT QUALITY RATIOS:
   Allowance/period-end loans.................           1.38%        1.34%
    Nonperforming loans/total loans...........            .52          .57
    Allowance/nonperforming loans.............           2.66x        2.36x
    Nonperforming assets/loans and fore-
     Closed properties........................            .63          .64
   Provision/average loans....................            .23          .23
   Net charge-offs/average loans..............            .27          .28

                      FIRST COASTAL SELECTED FINANCIAL DATA


                                                                              Years Ended December 31,
                                                ----------------------------------------------------------------------------------
                                                     1993             1994             1995              1996             1997
                                                --------------   --------------   --------------    --------------   -------------
                                                                       (Dollars in thousands, except per share data)

INCOME STATEMENT DATA:
   Net interest income........................    $   11,483       $   13,069       $   15,014        $   16,716       $   18,962
   Provision for losses on loans..............           600              275              175               150              225
   Other noninterest income...................         5,743            4,608            5,218             3,254            3,901
   Noninterest expense........................        16,433           18,661           18,250            18,929           15,981
                                                --------------   --------------   --------------    --------------   -------------
   Earnings before income taxes, extra-
     ordinary item, and accounting changes....           193           (1,259)           1,807               891            6,657
   Applicable income taxes....................          (259)            (688)             641               322            2,554
                                                --------------   --------------   --------------    --------------   -------------
   Earnings before extraordinary item and
      accounting changes......................           452             (571)           1,166               569            4,103
   Extraordinary item and accounting
      changes, net of taxes...................           700               --               --                --               --
                                                --------------   --------------   --------------    --------------   -------------
   Net earnings...............................    $    1,152       $     (571)      $    1,166        $      569       $    4,103
                                                ==============   ==============   ==============    ==============   =============

PER COMMON SHARE DATA:
   Basic
      Earnings (loss) before extraordinary
         item and accounting changes..........    $      .09       $     (.12)      $      .24        $      .11       $      .82
       Net earnings...........................           .23             (.12)             .24               .11              .82
   Diluted
       Earnings (loss) before extraordinary
         item and accounting changes..........           .09             (.12)             .24               .11              .81
       Net earnings...........................           .23             (.12)             .24               .11              .81
   Cash dividends.............................           .16              .16              .16               .16              .20
   Book value.................................          8.48             7.50             8.28              8.21             8.86

BALANCE SHEET DATA (AT PERIOD END):
   Total assets...............................    $  682,017       $  719,325       $  698,962        $  606,138       $  616,188
   Loans, net of unearned income..............       430,904          432,776          447,582           449,840          462,833
   Allowance for losses on loans..............         4,173            4,328            3,968             4,390            4,297
   Investment securities......................       220,380          254,308          164,696           134,345          130,419
   Total deposits.............................       472,728          505,070          492,971           423,389          407,443
   Short-term borrowings......................       155,872          170,510          158,010           138,125          160,117
   Total stockholders' equity.................        41,514           36,885           41,032            40,827           44,149
   Average assets.............................       685,517          714,545          696,119           617,034          607,924
   Average stockholders' equity...............        41,557           38,766           38,948            40,737           41,769
   Average shares outstanding (in thousands)
      Basic...................................         4,894            4,899            4,936             4,962            4,973
      Diluted.................................         4,897            4,934            4,955             4,979            5,066

                                                                      Nine Months Ended
                                                                        September 30,
                                                          -----------------------------------------
                                                               1997                       1998
                                                          --------------             --------------
                                                        (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
   Net interest income........................              $   14,225                 $   14,437
   Provision for losses on loans..............                     225                         --
   Other noninterest income...................                   2,765                      4,518
   Noninterest expense........................                  11,917                     13,767
                                                          --------------             --------------
   Earnings before income taxes, extra-
     ordinary item, and accounting changes....                   4,848                      5,188
   Applicable income taxes....................                   1,867                      1,937
                                                          --------------             --------------
   Earnings before extraordinary item and
      accounting changes......................                   2,981                      3,251
   Extraordinary item and accounting
      changes, net of taxes...................                      --                         --
                                                          --------------             --------------
   Net earnings...............................              $    2,981                 $    3,251
                                                          ==============             ==============
PER COMMON SHARE DATA:
   Basic
      Earnings before extraordinary item and
         accounting changes...................              $      .60                 $      .65
       Net earnings...........................                     .60                        .65
   Diluted
       Earnings before extraordinary item and
         accounting changes...................                     .59                        .63
       Net earnings...........................                     .59                        .63
   Cash dividends.............................                     .15                        .18
   Book value.................................                    8.70                       9.25

BALANCE SHEET DATA (AT PERIOD END):
   Total assets...............................              $  605,486                 $  578,272
   Loans, net of unearned income..............                 403,505                    443,291
   Allowance for losses on loans..............                   4,463                      4,285
   Investment securities......................                 115,772                     98,896
   Total deposits.............................                 387,574                    396,568
   Short-term borrowings......................                 170,220                    128,729
   Total stockholders' equity.................                  43,320                     46,124
   Average assets.............................                 607,552                    613,280
   Average stockholders' equity...............                  41,349                     44,840
   Average shares outstanding (in thousands)
      Basic...................................                   4,974                      4,983
      Diluted.................................                   5,064                      5,139

                                                                                        Years Ended December 31,
                                                   ---------------------------------------------------------------------------------
                                                       1993               1994              1995              1996             1997
                                                   -------------      -------------    -------------     -------------    ----------
                                                                       (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS:

   Return on average assets......................          .17%          ( .08)%             .17%              .09%             .67%
   Return on average common equity...............         2.77           (1.47)             2.99              1.39             9.82
   Net interest income (taxable-equivalent)/
     average earning assets......................         1.75            1.91              2.23              2.78             3.21
   Loan/deposits.................................        91.15           85.69             90.79            106.25           113.59
   Equity/assets (period end)....................         6.09            5.13              5.87              6.74             7.16
   Average stockholders' equity/average
     total assets................................         6.06            5.42              5.60              6.60             6.87
   Leverage ratio................................         5.80            5.40              5.80              6.60             7.00
   Tier 1 capital/risk-weighted assets...........        12.09           11.29             10.20             11.36            11.61
   Total capital/risk-weighted assets............        12.90           12.30             11.10             12.50            12.60

CREDIT QUALITY RATIOS:

   Allowance/period-end loans....................          .96             .99               .88               .97              .92
    Nonperforming loans/total loans..............         1.96            1.40               .84               .91             1.34
    Allowance/nonperforming loans................        48.84           70.90            104.56            106.40            68.79
    Nonperforming assets/loans and fore-
     closed properties...........................         4.16            2.94              2.11              1.37             1.85
   Provision/average loans.......................          .15             .07               .04               .03              .05
   Net charge-offs (recovery)/average loans......          .26             .03              (.12)            ( .06)             .07


                                                                Nine Months Ended
                                                                  September 30,
                                                         ------------------------------
                                                              1997             1998
                                                         -------------    -------------
                                                            (Dollars in thousands,
                                                            except per share data)
PROFITABILITY AND CAPITAL RATIOS:

   Return on average assets......................              .65%             .71%
   Return on average common equity...............             9.61             9.67
   Net interest income (taxable-equivalent)/
     average earning assets......................             3.20             3.25
   Loan/deposits.................................           104.11           111.78
   Equity/assets (period end)....................             7.15             7.98
   Average stockholders' equity/average
     total assets................................             6.81             7.31
   Leverage ratio................................             6.90             7.82
   Tier 1 capital/risk-weighted assets...........            11.61            11.95
   Total capital/risk-weighted assets............            12.70            12.97

CREDIT QUALITY RATIOS:

   Allowance/period-end loans....................              .95              .96
    Nonperforming loans/total loans..............              .98              .88
    Allowance/nonperforming loans................            97.40           108.48
    Nonperforming assets/loans and fore-
     closed properties...........................             1.49             1.23
   Provision/average loans.......................              .05               --
   Net charge-offs/average loans.................              .04               --

-----------------------------------------------------

                                  RISK FACTORS

        If the merger is consummated, you will receive shares of Centura common stock in exchange for your shares of First Coastal common stock. You should be aware of particular risks and uncertainties that are applicable to an investment in Centura common stock. Specifically, there are risks and uncertainties that bear on Centura's future financial results and that may cause Centura's future earnings and financial condition to be less than Centura's expectations.

        Some of the risks and uncertainties relate to economic conditions generally and would affect other financial institutions in similar ways. These aspects are discussed above under the heading "A WARNING ABOUT FORWARD-LOOKING STATEMENTS." This section addresses particular risks and uncertainties that are specific to Centura.

        The merger involves the integration of two companies that have previously operated independently. Successful integration of First Coastal's operations will depend primarily on Centura's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We may not be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our businesses, or possible inconsistencies in standards, controls, procedures, and policies.

                  SPECIAL MEETING OF FIRST COASTAL STOCKHOLDERS

PURPOSE

        Centura and First Coastal are furnishing this proxy statement-prospectus to holders of First Coastal common stock, $.01 par value per share, in connection with the proxy solicitation by First Coastal's board of directors. The First Coastal board of directors will use the proxies at the special meeting of stockholders of First Coastal to be held on ___________, 1999, and at any adjournments.

        At the special meeting, holders of First Coastal common stock will be asked to vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 28, 1998, by and between Centura and First Coastal, attached to this proxy statement-prospectus as Appendix A. Pursuant to the agreement and plan of merger, Centura will acquire First Coastal by means of the merger of First Coastal with and into Centura. Centura will be the surviving corporation in the merger. The outstanding shares of First Coastal common stock will be converted into shares of Centura common stock, no par value per share. First Coastal stockholders will receive cash in lieu of any fractional shares.

DATE, PLACE, AND TIME

        The special meeting of First Coastal's stockholders will be held at __________________, located at _________________, Virginia Beach, Virginia, at
__:__ _.m., local time, on ___________, 1999.

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES

        First Coastal's board of directors fixed the close of business on ___________, 1999, as the record date for determining those First Coastal stockholders who are entitled to notice of and to vote at the special meeting. Only holders of First Coastal common stock of record on the books of First Coastal at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were _________ shares of First Coastal common stock issued and outstanding held by approximately ___ holders of record.

        At the special meeting, First Coastal stockholders will have one vote for each share of First Coastal common stock owned on the record date. The holders of one-third of the outstanding shares of First Coastal common stock entitled to vote at the special meeting must be present in order for a quorum to exist at the special meeting.

        To determine if a quorum is present, First Coastal intends to count the following:

        - shares of First Coastal common stock present at the special meeting either in person or by proxy;

        - shares of First Coastal common stock present in person at the special meeting but not voting; and

        - shares of First Coastal common stock for which it has received proxies but with respect to which holders of shares have abstained on any matter.

Approval of the agreement and plan of merger requires the affirmative vote of more than two-thirds of the votes entitled to be cast at the special meeting.

        Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or "broker non-vote" will have the same effect as a vote AGAINST the approval of the agreement and plan of merger.

        Properly executed proxies that First Coastal receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE

AGREEMENT AND PLAN OF MERGER, AND THE PROXY HOLDER MAY VOTE THE PROXY IN ITS DISCRETION AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDERS MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL AT THE TIME OF THE SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE AGREEMENT AND PLAN OF MERGER IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING.

        A First Coastal stockholder who has given a proxy solicited by First Coastal's board of directors may revoke it at any time prior to its exercise at the special meeting by (1) giving written notice of revocation to the Secretary of First Coastal, (2) properly submitting to First Coastal a duly executed proxy bearing a later date, or (3) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be sent to: First Coastal Bankshares, Inc., 2101 Parks Avenue, Virginia Beach, Virginia 23451, Attention: Allene S. Cheatham, Secretary.

        On the record date, First Coastal's directors and executive officers, including their immediate family members and affiliated entities owned _________ shares or approximately _____% of the outstanding shares of First Coastal common stock, or ____% of the shares required to approve the merger. This number does not include shares subject to options to purchase First Coastal common stock. On the record date, Centura's directors and executive officers owned no shares of First Coastal common stock. We expect that the directors and executive officers of First Coastal will vote their shares in favor of the merger.

        On the record date, Centura held no shares of First Coastal common stock other than in a fiduciary capacity for others, or as a result of debts previously contracted, and First Coastal held no shares of First Coastal common stock other than in a fiduciary capacity for others with respect to which it has sole or shared voting power.

SOLICITATION OF PROXIES

        Directors, officers and employees of First Coastal may solicit proxies by mail, in person, or by telephone or telegraph. They will receive no additional compensation for such services. First Coastal may, however, hire a professional proxy solicitor who will receive a fee for its services. First Coastal may also make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of First Coastal common stock held of record by such persons. First Coastal will reimburse any such brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. Centura and First Coastal will share all expenses associated with the solicitation of proxies, including the fees and expenses of a professional proxy solicitor, and the other expenses associated with the special meeting, except that Centura will pay expenses related to the printing and mailing of this proxy statement-prospectus, as provided in the Agreement. See "DESCRIPTION OF TRANSACTION -- Expenses and Fees."

DISSENTERS' RIGHTS

        You do not have dissenters' rights in the merger.

RECOMMENDATION

        First Coastal's board of directors has unanimously approved the agreement and plan of merger and believes that the proposal to approve the agreement and plan of merger is in the best interests of First Coastal and its stockholders. First Coastal's board of directors recommends that you vote FOR approval of the agreement and plan of merger.

                           DESCRIPTION OF TRANSACTION

        The following information describes material aspects of the merger. This description does not provide a complete description of all the terms and conditions of the agreement and plan of merger. It is qualified in its entirety by the Appendices hereto, including the text of the agreement and plan of merger, which is attached as Appendix A to this proxy statement-prospectus. The agreement and plan of merger are incorporated herein by reference. You are urged to read the Appendices in their entirety.

THE MERGER

        The agreement and plan of merger provides for the acquisition of First Coastal by Centura pursuant to the merger of First Coastal with and into Centura. Centura will be the surviving corporation resulting from the merger.

WHAT YOU WILL RECEIVE IN THE MERGER

        If we complete the merger, you will receive .34 of a share of Centura common stock in exchange for each of your shares of First Coastal common stock unless this exchange ratio is adjusted as described below.

        If the average of the closing prices (the "average closing price") of Centura common stock for the 10 consecutive full trading days ending at the close of trading on the third trading day preceding the date on which the merger is completed is less than $58.7563 and more than or equal to $51.8438, then each share of First Coastal common stock will be converted into that multiple of a Centura share equal to the number obtained by dividing the product of .34 and $58.7563 by the average closing price.

        Similarly, if the average of closing price of Centura common stock over such trading period is greater than $79.4938 and less than or equal to $86.4063, then each share of First Coastal common stock will be converted into that multiple of a Centura share equal to the number obtained by dividing the product of .34 and $79.4938 by the average closing price.

        The chart below shows the exchange ratio and the value you will receive for each of your shares of First Coastal common stock as they relate to the price of Centura common stock.

                             Average                                                Value per First Coastal
                          Closing Price                Exchange Ratio                share of common stock
                     -----------------------      ------------------------      -------------------------------
                            $51.8438                       .3853                             $19.98
                     ------------------------------------------------------------------------------------------
                             52                            .3842                              19.98
                     ------------------------------------------------------------------------------------------
                             53                            .3769                              19.98
                     ------------------------------------------------------------------------------------------
                             54                            .3699                              19.98
                     ------------------------------------------------------------------------------------------
                             55                            .3632                              19.98
                     ------------------------------------------------------------------------------------------
                             56                            .3567                              19.98
                     ------------------------------------------------------------------------------------------
                             57                            .3505                              19.98
                     ------------------------------------------------------------------------------------------
                             58                            .3444                              19.98
                     ------------------------------------------------------------------------------------------
                             58.7563                       .34                                19.98
                     ------------------------------------------------------------------------------------------
                             59                            .34                                19.98
                     ------------------------------------------------------------------------------------------
                             60                            .34                                20.06
                     ------------------------------------------------------------------------------------------
                             61                            .34                                20.74
                     ------------------------------------------------------------------------------------------
                             62                            .34                                21.08
                     ------------------------------------------------------------------------------------------
                             63                            .34                                21.42
                     ------------------------------------------------------------------------------------------
                             64                            .34                                21.76
                     ------------------------------------------------------------------------------------------
                             65                            .34                                22.10
                     ------------------------------------------------------------------------------------------
                             66                            .34                                22.44
                     ------------------------------------------------------------------------------------------
                             67                            .34                                22.78
                     ------------------------------------------------------------------------------------------
                             68                            .34                                23.12
                     ------------------------------------------------------------------------------------------
                             69                            .34                                23.46
                     ------------------------------------------------------------------------------------------
                             70                            .34                                23.80
                     ------------------------------------------------------------------------------------------
                             71                            .34                                24.14
                     ------------------------------------------------------------------------------------------
                             72                            .34                                24.48
                     ------------------------------------------------------------------------------------------
                             73                            .34                                24.82
                     ------------------------------------------------------------------------------------------
                             74                            .34                                25.16
                     ------------------------------------------------------------------------------------------
                             75                            .34                                25.50
                     ------------------------------------------------------------------------------------------
                             76                            .34                                25.84
                     ------------------------------------------------------------------------------------------
                             77                            .34                                26.18
                     ------------------------------------------------------------------------------------------
                             78                            .34                                26.52
                     ------------------------------------------------------------------------------------------
                             79                            .34                                26.86
                     ------------------------------------------------------------------------------------------
                             79.4938                       .34                                27.03
                     ------------------------------------------------------------------------------------------
                             80                            .3378                              27.03
                     ------------------------------------------------------------------------------------------
                             81                            .3337                              27.03
                     ------------------------------------------------------------------------------------------
                             82                            .3296                              27.03
                     ------------------------------------------------------------------------------------------
                             83                            .3256                              27.03
                     ------------------------------------------------------------------------------------------
                             84                            .3218                              27.03
                     ------------------------------------------------------------------------------------------
                             85                            .3180                              27.03
                     ------------------------------------------------------------------------------------------
                             86                            .3143                              27.03
                     ------------------------------------------------------------------------------------------
                             86.4063                       .3128                              27.03
                     ------------------------------------------------------------------------------------------


                  If the average closing price of Centura common stock for the 10 consecutive full trading days ending at the close of the trading on the third to last trading day preceding the date on which the merger is completed is greater than $86.4063, the First Coastal board of directors may terminate the agreement and plan of merger without another stockholder vote. Similarly, if such average closing price is less than $51.8438, Centura may terminate the agreement and plan of merger.

        Based on an exchange ratio of .34, upon completion of the merger, Centura will issue approximately 1,848,849 shares of its common stock to First Coastal stockholders, assuming all options have been exercised. After the merger, Centura would then have outstanding approximately 28,409,113 shares of common stock based on the number of shares of Centura common stock outstanding on September 30, 1998 (not including shares Centura may issue pursuant to the exercise of Centura stock options or for other purposes).

        Centura will not issue any fractional part of a share of common stock. Rather, Centura will pay cash (without interest) in an amount equal to such fractional part of a share of Centura common stock multiplied by the closing price of Centura common stock on the New York Stock Exchange (as reported by The Wall Street Journal) on the last trading day before the merger becomes effective.

        The actual market value of a share of Centura common stock at the effective time of the merger and at the time certificates for those shares are delivered to First Coastal stockholders may be more or less than the average closing price used to determine the number of shares of Centura common stock that you will receive in exchange for each of your shares of First Coastal common stock. You are urged to obtain current market quotations for Centura common stock. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

EFFECT OF THE MERGER ON FIRST COASTAL OPTIONS

        When the merger becomes effective, each option granted under First Coastal's stock option plan that is outstanding, whether or not exercisable, will become an option to purchase Centura common stock. Centura will assume each option in accordance with the terms of First Coastal's stock option plans and stock option or other agreement that evidences the option and will deliver Centura common stock upon the exercise of each option. After the merger becomes effective,

        (1) Centura and its Compensation Committee will be substituted for First Coastal and the Committee of First Coastal's board of directors administering First Coastal's plans;

        (2) each option assumed by Centura may be exercised only for shares of Centura common stock;

        (3) the number of shares of Centura common stock subject to the option will be equal to the number of shares of First Coastal common stock subject to the option immediately before the merger becomes effective multiplied by the exchange ratio and rounding down to the nearest whole share; and

        (4) the per share exercise price under each the option will be adjusted by dividing it by the exchange ratio and rounding up to the nearest cent.

        Notwithstanding the foregoing, each First Coastal option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code.

        For information with respect to stock options held by First Coastal's management, see "-- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        Centura and First Coastal have not and do not intend to seek a ruling from the Internal Revenue Service ("IRS") as to the federal income tax consequences of the merger. Instead, Centura and First Coastal have agreed to obtain the opinion of counsel, Alston & Bird LLP, as to certain of the expected federal income tax consequences of the merger. A copy of this opinion is attached as an exhibit to the registration statement.

        The following is a discussion of the anticipated federal income tax consequences of the merger to stockholders of First Coastal. This discussion does not address, among other matters:

        (1)     state, local, or foreign tax consequences of the merger;

        (2) federal income tax consequences to First Coastal stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who do not own such stock as a capital asset;

        (3) federal income tax consequences affecting shares of First Coastal common stock acquired upon the exercise of stock options, stock purchase plan rights, or otherwise as compensation;

        (4) the tax consequences to holders of warrants, options, or other rights to acquire shares of such stock;

        (5) the tax consequences of Centura and First Coastal of the inclusion in income of the amount of the bad-debt reserve maintained by First Coastal and/or its subsidiaries and any other amounts resulting from any required change in accounting methods; and

        (6) the tax consequences of Centura and First Coastal of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

        Assuming that the merger is consummated in accordance with the agreement and plan of merger, it is anticipated that the following federal income tax consequences will occur:

        (1) The merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        (2) No gain or loss will be recognized by the stockholders of First Coastal as a result of the exchange of all of the shares of First Coastal common stock that they own solely for Centura common stock pursuant to the merger, except that a gain or loss will be recognized on the receipt of any cash in lieu of a fractional share.

        (3) The tax basis of Centura common stock to be received by the stockholders of First Coastal, who exchange all of their First Coastal common stock solely for Centura common stock in the merger, will be the same as the tax basis of the First Coastal common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

        (4) The holding period of the Centura common stock to be received by stockholders of First Coastal, who exchange all of their First Coastal common stock solely for Centura common stock in the merger, will include the holding period of the First Coastal common stock surrendered in exchange therefor, provided the First Coastal shares were held as a capital asset by the stockholders of First Coastal on the date of the exchange.

        (5) The payment of cash to stockholders of First coastal in lieu of fractional share interests of Centura common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Centura. These cash payments will be treated as having been received as distributions in full payment in exchange for the Centura common stock redeemed, as provided in
                Section 302 of the Internal Revenue Code.

        The obligation of Centura and First Coastal to complete the merger is conditioned on, among other things, receipt by Centura and First Coastal of an opinion of Alston & Bird LLP, with respect to certain of the federal income tax consequences of the merger. The conditions relating to the receipt of the tax opinion may be waived by both Centura and First Coastal. Neither Centura nor First Coastal currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the merger were substantially different from those described in this proxy statement-prospectus, First Coastal would resolicit the approval of its stockholders prior to completing the merger.

        Tax consequences of the merger may vary depending upon the particular circumstances of each stockholder of First Coastal. Accordingly, stockholders of First Coastal are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of state, local, and foreign tax laws.

BACKGROUND OF AND REASONS FOR THE MERGER

        BACKGROUND TO THE MERGER. As a unitary savings and loan holding company that is incorporated under the laws of the Commonwealth of Virginia, First Coastal periodically conducts a strategic review. During this review, First Coastal regularly examines its strategic business alternatives, devoting particular attention to the continuing consolidation and increasing competition in the banking and financial services industries in the Virginia market. The Virginia market is home to many large, aggressive regional commercial banking entities, and the banking market in Virginia in particular has been subject to significant consolidation in recent years. As a result, competition in the local banking and financial services industries has intensified, especially for thrifts like First Coastal where the bulk of its loan portfolio are 1-to-4 family residential real estate loans. In March 1998, when the price of First Coastal's stock rose to a high of near $21.00 per share, First Coastal recognized an opportunity for its stockholders to realize value in exchanging shares of First Coastal for what could be relatively low priced shares of an acquiror.

        Consequently, in April 1998, First Coastal requested Trident Financial Corporation (its investment advisor) to set up an initial meeting with Centura regarding a possible business combination with Centura. On May 11, 1998, the President of First Coastal and Trident met with Centura's management at Centura's offices in Rocky Mount, North Carolina. Based on this meeting, First Coastal instructed Trident to proceed further in the financial analysis as to whether a business combination with Centura was economically feasible. On June 4, 1998, Trident met with First Coastal's ad hoc board committee (precursor to planning committee) to discuss the state of the market, to provide a preliminary valuation of First Coastal and to discuss strategic alternatives for First Coastal. Specifically, at that meeting, Trident reported that because First Coastal's funding mix included high percentages of wholesale funds (e.g., Jumbo and brokered CD's, and borrowed funds), its future asset and earnings growth would be limited. Although First Coastal stockholders have enjoyed healthy returns on their investment in recent years, Trident surmised that it may be difficult to continue to meet stockholder return expectations in the future.

        On June 22, 1998, Trident met with the ad hoc committee to confirm the valuation of First Coastal and to discuss the relative merits of negotiating a merger with Centura. Based in part on this presentation, the ad hoc committee determined to proceed with further examination of the potential business combination. On June 25, 1998 First Coastal's board of directors created a planning committee to continue exploring the potential business combination. In early July 1998, First Coastal signed a confidentiality agreement with Centura in order to exchange certain business and other confidential information. By the end of July, Centura had delivered an initial indication of interest letter to First Coastal. The planning committee then reviewed the letter including the mechanics, operations, advantages and disadvantages of the proposal. Further negotiations continued throughout August and September with the planning committee meeting on August 4 and September 14, 1998, to discuss the status of the negotiations. On October 1, 1998, at the recommendation of the planning committee, the First Coastal board authorized the President of First Coastal to negotiate the terms of a definitive merger agreement. During October 1998, the parties continued negotiations on the terms of the agreement and plan of merger, including the exchange ratio. On October 28, 1998, the agreement and plan of merger was presented to the First Coastal board which unanimously approved the agreement and plan of merger.

        FIRST COASTAL'S REASONS FOR THE MERGER. The First Coastal board of directors has determined that the merger is in the best interests of First Coastal and its stockholders and has unanimously approved the agreement and plan of merger. In reaching its determination, the First Coastal board of directors considered a number of factors, without assigning any relative weights to such factors, including, but not limited to, the following:

        (1) First Coastal's board of directors analyzed information with respect to the financial condition, results of operations, business, and prospects of First Coastal and Centura.

        (2) First Coastal's board of directors considered the written opinion of Trident Financial Corporation that as of October 28, 1998, the exchange ratio of .34 of a share of Centura common stock for each share of First Coastal common stock, as possibly adjusted was fair to First Coastal stockholders from a financial point of view. See "-- Opinion of First Coastal's Financial Advisor" on page __.

        (3) First Coastal's board of directors considered the current and prospective economic environment and competitive and regulatory constraints facing financial institutions of the size and nature of First Coastal.

        (4) First Coastal's board of directors considered the terms and conditions of the agreement and plan of merger, including the tax-free nature of the transaction, the stock option agreement, and the other documents executed in connection with the merger.

        (5) First Coastal's board of directors' review, based in part on presentations by Trident Financial Corporation and the due diligence reviews by management, as well as its financial and legal advisors of the business, operations, financial condition, earnings and prospects of Centura.

        (6) First Coastal's board of directors' evaluation of the risks to consummation of the merger, including, among others, the risks associated with obtaining all necessary regulatory approvals without the imposition of any condition which differs from conditions customarily imposed in approving acquisitions of the type contemplated by the agreement and plan of merger and compliance with which would materially adversely affect the reasonably anticipated benefits of the transactions to Centura.

        (7) First Coastal's board of directors considered the effect of the merger on First Coastal's employees, customers, and the communities it serves.

        In view of the variety of factors considered in connection with its evaluation of the merger, the First Coastal board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

        THE BOARD OF DIRECTORS OF FIRST COASTAL HAS UNANIMOUSLY APPROVED THE AGREEMENT AND PLAN OF MERGER AND UNANIMOUSLY RECOMMENDS TO THE STOCKHOLDERS OF FIRST COASTAL THAT YOU APPROVE AND ADOPT THE AGREEMENT AND PLAN OF MERGER AND THE MERGER.

        CENTURA'S REASONS FOR THE MERGER. In adopting the agreement and plan of merger, and the merger, Centura's board of directors considered a number of factors concerning the benefits of the merger. Without assigning any relative or specific weights to the factors, Centura board of directors considered the following additional material factors:

        (1) a review, based in part on a presentation by Centura's management, of

                - the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First Coastal on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area,

                - the demographic, economic, and financial characteristics of the markets in which First Coastal operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on historical and prospective basis, and

                - the results of Centura's due diligence review of First Coastal; and

        (2) a variety of factors affecting and relating to the overall strategic focus of Centura.

        Centura's board of directors determined that the merger was in the best interests of Centura and its stockholders, and it unanimously approved the proposed merger on August 19, 1998. Upon authorization of Centura's board of directors, the executive committee of the board approved and adopted the agreement and plan of merger on October 21, 1998, and the actions of the executive committee were ratified by Centura's full board on November 18, 1998.

OPINION OF FIRST COASTAL'S FINANCIAL ADVISOR

        First Coastal retained Trident Financial Corporation in July 1998 to act as its financial advisor and to render a fairness opinion in connection with the merger. As part of its engagement, Trident performed a valuation analysis of First Coastal in an acquisition context. On June 4, 1998, Trident presented a preliminary estimate of the acquisition value of First Coastal to the planning committee of First Coastal's board of directors. On June 22, 1998, Trident presented its complete valuation report to the planning committee. On October 1, 1998, Trident summarized the valuation report with the First Coastal's full board of directors and discussed the indication of interest received from Centura.

        On October 28, 1998, Trident met with First Coastal's board of directors to review the proposed terms of the agreement and plan of merger. At that time, Trident presented a due diligence report to First Coastal's board of directors summarizing the financial terms of the merger and providing updated market information with respect to thrift mergers and acquisitions. Trident also analyzed the advantages and disadvantages of the merger from a financial point of view. In addition, Trident rendered its written opinion to First Coastal's board of directors to the effect that, as of that date, the consideration to be received by First Coastal's stockholders pursuant to the agreement and plan of merger was fair to them from a financial point of view. The financial fairness standard employed by Trident in rendering its opinion was whether such consideration was within the range of the economic values of consideration that companies having the characteristics of First Coastal and Centura might negotiate in comparable circumstances, not whether the consideration proposed in the agreement and plan of merger is at or approaching the higher end of such range.

        Trident confirmed and delivered its opinion to First Coastal's board of directors as of the date of this proxy statement-prospectus that the consideration to be received by the stockholders of First Coastal in the merger is fair from a financial point of view, as of such date. A copy of the opinion, which sets forth certain assumptions made, matters considered and limitations on the reviews undertaken, is attached to this proxy statement-prospectus as Appendix B. Trident has consented to the inclusion of such opinion and summaries of the valuation report and due diligence report in this proxy statement-prospectus.

        TRIDENT'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF FIRST COASTAL AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY FIRST COASTAL'S STOCKHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FIRST COASTAL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROXY STATEMENT-PROSPECTUS AS APPENDIX B. STOCKHOLDERS ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.

        In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following:

        (1)     The agreement and plan of merger;

        (2)     This proxy statement-prospectus;

        (3) Certain publicly available information concerning First Coastal, including the audited financial statements of First Coastal for each of the years in the three-year period ended December 31, 1997, and the unaudited financial statements of First Coastal for the nine months ended September 30, 1998;

        (4) Certain publicly available information concerning Centura, including the audited financial statements of Centura for each of the years in the three-year period ended December 31, 1997, and the unaudited financial statements of Centura for the nine months ended September 30, 1998;

        (5) Certain other internal information, primarily financial in nature, concerning the business and operations of First Coastal and Centura furnished to Trident by First Coastal and Centura for purposes of Trident's analysis;

        (6) Information with respect to the trading market for First Coastal common stock and Centura common stock;

        (7) Certain publicly available information with respect to other companies that Trident believed to be comparable to First Coastal and Centura and the trading markets for such other companies' securities; and

        (8) Certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry.

        Trident also met with certain officers and employees of First Coastal and Centura to discuss the foregoing, as well as other matters which it believed relevant to its inquiry, including the following:

        (1) The current business operations, financial condition and future prospects of First Coastal and Centura;

        (2)     The results of Trident's due diligence examination of Centura;
                and

        (3)     The cost savings expected to result from the merger.

        No limitations were imposed by either First Coastal or its board of directors or management with respect to the investigation made or procedures followed by Trident.

        In its review and analysis and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it by First Coastal, or that was publicly available, the accuracy of the representations and warranties of the officers and the employees of First Coastal and Centura with whom Trident held discussions, and the accuracy of the representations and warranties of First Coastal and Centura in the agreement and plan of merger, and did not attempt independently to verify any such information. Trident further assumed that there are no conditions in the regulatory approvals of the agreement and plan of merger that will have a material adverse effect upon the contemplated economic benefits of the merger. The financial information provided to Trident by First Coastal was of the type normally produced by the management of First Coastal and reviewed by First Coastal's board of directors at its regular meetings and the board of directors, and management of First Coastal have represented to Trident that they have no reason to believe that Trident's reliance thereon was unreasonable. First Coastal's board of directors, however, did not specifically review the information, assumptions and other information provided by management to Trident for accuracy and completeness. Trident did not conduct a physical inspection of the properties or facilities of First Coastal, nor did they make or obtain any independent evaluations or appraisals of any of such properties or facilities.

        In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

        (1) The historical and current financial condition and results of operations of First Coastal and Centura, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses;

        (2)     The business prospects of First Coastal and Centura;

        (3)     The economies in First Coastal's and Centura's market areas;

        (4) The historical and current market for First Coastal common stock and for Centura common stock and for the equity securities of certain other companies that Trident believed to be comparable to First Coastal and Centura; and

        (5) The nature and terms of certain other acquisition transactions that Trident believed to be relevant.

        Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of First Coastal common stock in the merger and does not address First Coastal's underlying business decision to effect the merger.

        The summaries set forth below reflect all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at its opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth below must be considered as a whole, and that selecting portions of its analyses without considering all of the analyses, or reviewing the summary without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and its opinion. Therefore, the ranges of valuations resulting from any single analysis described below should not be taken to be Trident's view of the actual value of First Coastal or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Coastal or Centura. The results of the specific analyses performed by Trident may differ from First Coastal's or Centura's actual values or actual future results as a result of changing economic conditions, changes in company strategy and policies, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be paid to First Coastal's stockholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Trident's opinion and presentations to First Coastal's board of directors were among the many factors taken into consideration by First Coastal's board of directors in making its determination to approve the agreement and plan of merger.

        Trident met or engaged in discussions with First Coastal's board of directors and its planning committee at various times between January 1998 and October 1998 to present analyses contained in a series of reports which serve as the basis for Trident's opinion. Two key reports presented by Trident were the valuation report dated June 22, 1998, and the due diligence report dated October 28, 1998. The following is a brief summary of the valuation report presented by Trident to the First Coastal's board of directors on June 22, 1998:

        Financial Analysis of First Coastal. Trident examined First Coastal's financial performance for the period December 31, 1995 through March 31, 1998, by analyzing the composition of its balance sheet, adjusting and normalizing its earnings, and calculating a variety of operating and financial ratios for First Coastal. Trident compared First Coastal's deposit market share with other financial institutions operating in the same markets. Trident also studied the trading market for First Coastal common stock and compared the performance of First Coastal common stock over the preceding twelve months to the performance of an index of thrift stocks and the Standard and Poor's 500 Index.

        Peer Group Analysis. Trident evaluated First Coastal's strengths and weaknesses by comparing the financial performance of First Coastal to that of thrift institutions and commercial banks of similar size ($400 to $800 million of assets) located in the Southeast based on regulatory financial information as of December 31, 1997. This analysis compared a number of First Coastal's historical financial ratios to those of the peer groups, including but not limited to: (1) balance sheet composition; (2) asset quality and reserve coverage; (3) income and expense ratios for the trailing four quarters; (4) asset growth during the trailing four quarters; and (5) efficiency, measured in assets per employee.

        Comparison to Actively-Traded Thrifts. Trident compared First Coastal to the following groups of actively-traded thrifts as of May 28, 1998: (1) all U.S. thrifts; (2) Southeast thrifts; (3) Virginia thrifts; (4) thrifts with tangible capital between 6% and 8%; (5) thrifts with a return on equity during the trailing four quarters between 9% and 11%; (6) thrifts with a return on assets during the trailing four quarters between .60% and .80%; (7) thrifts with a total assets between $500 million and $700 million; and (8) thirteen actively-traded thrifts Trident believed were most similar to First Coastal in terms of size, capital structure, profitability and asset quality. Trident compared First Coastal to the aforementioned groups of actively-traded thrifts on the basis of its stock pricing, balance sheet composition, capital ratios, asset quality and reserve coverage, asset and deposit growth, return on average assets, return on average equity, and the components of earnings during the trailing four quarters.

        State of the Market. Trident briefly reviewed the current and historical trading market for thrift and bank equities, and current and historical trends in the acquisition markets for banks and thrifts. Trident focused on the acquisition market for thrifts with particular attention to the segments of the market which it believed to be the most relevant to First Coastal, such as thrifts of similar size and profitability, thrifts with similar capital structures and asset quality, and thrifts located in the same geographic region.

        Control Valuation of First Coastal Common Stock. Trident estimated the fair market value of First Coastal common stock in a merger. In valuing First Coastal common stock, Trident utilized the income approach, the asset approach and the market approach, and then reconciled the values derived therefrom.

        Trident used an income method in its valuation of First Coastal by capitalizing First Coastal's projected earnings contribution in a merger context. In order to estimate First Coastal's earnings contribution, Trident normalized First Coastal's reported earnings for the four quarters ended March 31, 1998, by excluding non-recurring income and expenses. Trident assumed cost savings of 25% to 50% of total operating expenses could be realized as a result of a merger. The earnings contribution is the sum of the normalized earnings and the after-tax cost savings. The earnings contribution was then capitalized at rates between 5% and 11%, to reflect discount rates between 13% and 17% and earnings growth rates between 6% and 8%. The capitalization rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to the First Coastal, based on a number of factors, including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of the First Coastal, as well as well as Trident's general knowledge of valuation, the securities markets, and acquisition values in mergers of other financial institutions. Trident adjusted the resulting values to reflect the cost of terminating certain long-term contracts and benefit plans, and certain merger-related expenses. Using the income approach, Trident established a reference range of $14.25 to $24.75 per share.

        The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated First Coastal's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values. In addition, Trident increased First Coastal's net asset value for the assumed exercise of outstanding options to purchase First Coastal common stock, and reduced its net asset value for the cost of terminating certain long-term contracts and benefit plans, and other merger expenses. Based on the adjustments discussed above, Trident estimated First Coastal's fully-diluted net asset value to be approximately $53.9 million, or $9.92 per share. After determining First Coastal's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. Based on intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of First Coastal, Trident applied premiums equal to 18% and 24% of core deposits to First Coastal's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $19.75 to $23.25 per share.

        In the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (1) all pending thrift merger transactions (57 transactions); (2) all pending thrift mergers announced during the 90 days prior to June 15, 1998 (the date of the market data) (27 transactions); (3) all pending thrift mergers involving thrifts located in the Southeast (7 transactions); (4) all pending thrift mergers in which the target thrift had assets between $400 million and $800 million (8 transactions); (5) all pending thrift mergers in which the aggregate consideration was between $80 million and $120 million (5 transactions); (6) all pending thrift mergers in which the target thrift had a return on assets of between .50% and .90% (23 transactions);
(7) all pending thrift mergers in which the target thrift had a return on equity of between 8% and 12% (14 transactions); and (8) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 6% and 8% of assets (20 transactions). Trident also considered the pricing ratios for seven pending or completed thrift merger transactions in which the target thrift was of similar size and capital structure as First Coastal, and in which the target thrift had similar profitability and asset quality. Trident then compared a number of financial ratios for First Coastal to those of the target thrift institutions.

        Based on First Coastal's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to First Coastal. Trident chose price to book value ratios of 200% to 260%, resulting in per share values of $18.00 to $23.25; price to tangible book value ratios of 200% to 260%, also resulting in per share values of $18.00 to $23.25; price to earnings ratios of 22 to 26 times trailing four quarter earnings, resulting in per share values of $18.75 to $22.00; price to assets ratios of 16% to 20%, resulting in per share values of $20.00 to $25.00; and premiums over tangible book value as a percentage of core deposits of 18% to 24%, resulting in per share values of $19.75 to $23.50. Based on these derived ranges of value, Trident established a reference range of $19.00 to $23.00 per share using the market approach.

        Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, determined a final range of $19.00 to $23.00 per share for the acquisition value of First Coastal. Trident did not apply specific weights to the three individual approaches, but Trident gave greater consideration to the asset and market approaches in its final range of value for First Coastal.

        Strategic Alternatives. Trident presented a list of the pros and cons of various strategic alternatives open to First Coastal: (1) remain independent;
(2) merger of equals; (3) merger with a larger financial institution; and (4) strategic alliance with Centura.

        Prospective Acquirors. Trident presented First Coastal with a list of other financial institutions with operations in the Southeast that it believed to be prospective acquirors (a total of 14 companies). These prospective acquirors were categorized based on Trident's perceived level of interest from the acquiror and "fit" with First Coastal. Trident also presented summary financial statements, stock price performance, peer group comparisons, a history of mergers and acquisitions, and other information regarding Centura.

        The following is a summary of the due diligence report presented to the First Coastal's board of directors on October 28, 1998:

        Summary of Proposed Transaction. Trident presented a summary of the financial terms of the merger. Trident also compared the pricing ratios for the merger with the median pricing ratios for selected groups of recently announced thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the merger from a financial point of view.

        Review of Due Diligence Examination of Centura. Trident presented a summary of its on-site due diligence examination of Centura. Centura's historical balance sheets and income statements were presented, along with a variety of financial ratios and graphs that analyzed Centura's financial condition and operating results through September 30, 1998. Trident discussed Centura's business strategy, strengths and weaknesses, profitability, growth, net interest margin, non-interest income, operating expenses, intangible assets, borrowed funds, market area, capital, asset quality and reserve coverage, concentrations of credit and loan portfolio composition, use of derivatives, interest-rate risk, foreign loans and investments, mortgage servicing rights, year 2000 preparations, regulatory exam results, subsidiary activities, culture, technological expertise, stock pricing, recent bank analysts' reports, and other issues.

        Comparison to Actively-Traded Banks. Trident compared Centura to the following groups of actively-traded banks as of October 26, 1998: (1) all U.S. banks; (2) Southeast banks; (3) North Carolina banks; (4) banks with tangible capital between 5% and 8%; (5) banks with a return on equity during the trailing four quarters between 14% and 18%; (6) banks with a return on assets during the trailing four quarters between 1.15% and 1.40%; (7) banks with a total assets between $5 billion and $10 billion; and (8) twelve actively-traded banks Trident believed were most similar to Centura in terms of size, capital structure, profitability and asset quality. Trident compared Centura to the aforementioned groups of actively-traded banks on the basis of its stock pricing, balance sheet composition, capital ratios, asset quality and reserve coverage, asset and deposit growth, return on average assets, return on average equity, and the components of earnings.

        Peer Group Analysis. Trident evaluated Centura's strengths and weaknesses by comparing the financial performance of Centura to that of the following groups of bank holding companies based on regulatory financial information as of March 31, 1998: (1) all U.S. bank holding companies; (2) North Carolina bank holding companies; (3) Southeast bank holding companies; (4) U.S. bank holding companies of similar size ($5 to $10 billion of assets); and (5) Southeast bank holding companies of similar size. This analysis compared a number of Centura's historical financial ratios to those of the peer groups, including but not limited to: (1) balance sheet composition; (2) key ratios; (3) income and expense ratios for the trailing four quarters, the most recent quarter, and the most recent calendar year; (4) historical ROAA and ROAE; and
(5) asset, loan, deposit and equity growth rates for selected periods.

        Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to First Coastal's board of directors. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all of the financial and other information provided by Centura.

       Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. First Coastal's board of directors selected Trident as its financial advisor because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the merger. Trident is not affiliated with either First Coastal or Centura.

        For its services as financial advisor, First Coastal paid Trident a retainer of $15,000 and a fee of $25,000 upon execution of the agreement and plan of merger. An additional fee equal to .67% of the aggregate merger consideration, less $40,000, will be payable to Trident upon consummation of the merger (a balance due of approximately $796,500 based on a $70.00 per share price for Centura). First Coastal has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

EFFECTIVE TIME OF THE MERGER

        Subject to the conditions to the obligations of the parties to effect the merger, the merger will become effective on the date and at the time specified in the articles of merger reflecting the merger to be filed with the Secretary of State in both North Carolina and Virginia. Unless Centura and First Coastal agree otherwise, they will use reasonable efforts to cause the merger to become effective on the date designated by Centura that is within 30 days after the last to occur of:

        (1) the effective date of the last consent of any regulatory authority having authority over and approving or exempting the merger (taking into account any required waiting period); and

        (2) the date on which First Coastal's stockholders approve the agreement and plan of merger.

        Centura and First Coastal anticipate that the merger will become effective on or about March 26, 1999. However, delays could occur.

        Centura and First Coastal cannot assure you that the necessary stockholder and regulatory approvals of the merger will be obtained or that other conditions to consummation of the merger can or will be satisfied. Either First Coastal's or Centura's board of directors may terminate the agreement and plan of merger if the merger is not completed by April 30, 1999, unless it is not completed because of the willful breach of the agreement and plan of merger by the party seeking termination. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISTRIBUTION OF CENTURA STOCK CERTIFICATES

        Promptly after the merger is completed, each former First Coastal stockholder will be mailed a letter of transmittal and instructions for the exchange of the certificates representing shares of First Coastal common stock for certificates representing shares of Centura common stock.

        You should not send in your certificates until you receive a letter of transmittal and instructions.

        After you surrender to the exchange agent certificates for First Coastal common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Centura common stock to which you are entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of the shares of Centura common stock (without interest thereon), if any. Centura will not be obligated to deliver the consideration to you, as a former First Coastal stockholder, until you have surrendered your First Coastal common stock certificates.

        Whenever a dividend or other distribution is declared by Centura on Centura common stock with a record date after the date on which the merger became effective, the declaration will include dividends or other distributions on all shares of Centura common stock that may be issued in the merger. However, Centura will not pay any dividend or other distribution that is payable within 30 days after the effective date of the merger to any former First Coastal stockholder who has not surrendered his or her First Coastal common stock certificate until the holder surrenders the certificate. If any First Coastal stockholder's common stock certificate has been lost, stolen, or destroyed, the exchange agent will issue the shares of Centura common stock and any cash in lieu of fractional shares upon the stockholder's submission of an affidavit claiming the certificate to be lost, stolen, or destroyed by the stockholder of record and the posting of a bond in such amount as Centura may reasonably direct as indemnity against any claim that may be made against Centura with respect to the certificate.

        At the time the merger becomes effective, the stock transfer books of First Coastal will be closed to First Coastal's stockholders and no transfer of shares of First Coastal common stock by any stockholder will thereafter be made or recognized. If certificates for shares of First Coastal common stock are presented for transfer after the merger becomes effective, they will be canceled and exchanged for shares of Centura common stock, a check for the amount due in lieu of fractional shares, if any, and any undelivered dividends on the Centura common stock.

CONDITIONS TO CONSUMMATION OF THE MERGER

        Centura and First Coastal are required to complete the merger only after the satisfaction of various conditions. These conditions include:

        (1) the holders of more than two-thirds of the outstanding shares of First Coastal common stock must approve the agreement and plan of merger;

        (2) Centura and First Coastal must receive certain required regulatory approvals;

        (3) Centura and First Coastal must receive a written opinion of counsel as to the tax-free nature of the merger;

        (4) the SEC must declare the registration statement, registering the shares of Centura common stock to be issued to First Coastal stockholders in the merger, effective under the Securities Act of 1933, as amended;

        (5) the shares of Centura common stock to be issued in the merger must be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

        (6) the representations and warranties of First Coastal and Centura as set forth in the agreement and plan of merger must be accurate as of the date of the agreement and plan of merger and as of the date the merger becomes effective;

        (7) First Coastal and Centura must perform all agreements and comply with all covenants set forth in the agreement and plan of merger,

        (8) Centura and First Coastal must receive all other consents that may be required to complete the merger or to prevent any default under any contract or permit which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on First Coastal or Centura;

        (9) Centura and First Coastal must receive a letter as of the date the merger becomes effective from KPMG Peat Marwick LLP to the effect that the merger will qualify for pooling-of-interests accounting treatment;

        (10) the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting or restricting the merger or making it illegal;

        (11) Centura must receive agreements from each person First Coastal reasonably believes may be deemed an affiliate of First Coastal; and

        (12) certain other conditions must be satisfied, including the receipt of various certificates from the officers of First Coastal and Centura.

        We cannot assure you as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before April 30, 1999, the board of directors of either First Coastal or Centura may terminate the agreement and plan of merger and abandon the merger. See "-- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

        Centura must receive certain regulatory approvals before the merger can be completed. There is no assurance that these regulatory approvals will be obtained or when they will be obtained.

        It is a condition to the completion of the merger that Centura and First Coastal receive all necessary regulatory approvals to the merger, without the imposition by any regulator of any condition that, in the reasonable judgment of the Centura board of directors, would so materially adversely impact the financial or economic benefits of the merger as to make consummation of the merger inadvisable. There can be no assurance that the regulatory approvals of the merger will not contain terms, conditions or requirements which would have such an impact.

        First Coastal and Centura are not aware of any material governmental approvals or actions that are required to complete the merger, except as described below. Should any other approval or action be required, Centura and First Coastal contemplate that they would seek such approval or action.

        The merger is subject to the prior approval of the Federal Reserve. In evaluating the merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the merger if:

        (1) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

        (2) its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner.

        But, if the Federal Reserve should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served, it may approve the merger. The merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

        The merger is also subject to the prior approval of the Virginia Bureau of Financial Institutions and the North Carolina Banking Commission.

WAIVER, AMENDMENT, AND TERMINATION

        To the extent permitted by law, the boards of directors of Centura and First Coastal may agree in writing to amend the agreement and plan of merger, whether before or after First Coastal's stockholders have approved it; provided, however, that after such approval by the First Coastal stockholders, no amendments may be made which modify the manner or basis of the consideration to be received by the holders of the First Coastal common stock without further approval of such stockholders. In addition, before or at the time the merger becomes effective, either First Coastal or Centura, or both, may waive any default in the performance of any term of the agreement and plan of merger by the other party or may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the agreement and plan of merger. In addition, either Centura or First Coastal may waive any of the conditions precedent to its obligations under the agreement and plan of merger, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by an authorized officer of First Coastal or Centura, as the case may be.

        At any time before the merger becomes effective, the boards of directors of Centura and First Coastal may agree to terminate the agreement and plan of merger. In addition, either First Coastal's board of directors or Centura's board of directors may terminate the agreement and plan of merger in the following circumstances:

        (1) in certain circumstances, upon the inaccuracy of any representation or warranty of a party contained in the agreement and plan of merger if the inaccuracy cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the merger under the applicable standards set forth in the agreement and plan of merger (provided that the terminating party is not then in breach of any representation or warranty contained in the agreement and plan of merger under the applicable standard set forth in the agreement and plan of merger or in material breach of any covenant or other agreement contained in the agreement and plan of merger);

        (2) if a material breach by the other party of any covenant or agreement contained in the agreement and plan of merger cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the agreement and plan of merger under the applicable standard set forth in the Agreement or in material breach of any covenant or other agreement contained in the agreement and plan of merger);


        (3) if any consent of any regulatory authority required to complete the merger or other transactions contemplated by the agreement and plan of merger has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal;


        (4) if the stockholders of First Coastal fail to approve the agreement and plan of merger and the merger at the special meeting; or


        (5) if the merger is not consummated by April 30, 1999, provided that the failure to consummate is not caused by any willful breach of the agreement and plan of merger by the party electing to terminate; and

        First Coastal's and Centura's board of directors may also terminate the agreement and plan of merger pursuant to the relevant provisions of the agreement and plan of merger described in " -- What You Will Receive in the Merger" on page __.

        If the merger is terminated, the agreement and plan of merger will become void and have no effect, except that certain provisions of the agreement and plan of merger, including those relating to the obligations to share certain expenses and maintain the confidentiality of certain information obtained, will survive. Termination of the agreement and plan of merger will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement. The Stock Option Agreement is governed by its own terms as to its termination. See "-- Expenses and Fees" and "-- Stock Option Agreement."

CONDUCT OF BUSINESS PENDING THE MERGER

        The Agreement obligates First Coastal to conduct its business only in the usual, regular, and ordinary course before the merger becomes effective and imposes certain limitations on the operations of First Coastal and its banking subsidiaries. These items are listed in Article 7 of the Agreement which is attached as Appendix A to this proxy statement-prospectus. The Agreement authorizes First Coastal to declare and pay regular quarterly dividends on the First Coastal common stock at a rate of $.06 per share with usual record and payment dates which conform to past practice. The Agreement contemplates that the merger will be timed to occur at such a time that the First Coastal stockholders will not fail to receive a dividend during a quarterly period, nor will they receive a dividend on both their First Coastal common stock and the Centura common stock they receive in the merger during the same quarterly period.

        First Coastal has also agreed that neither it nor any of its representatives will directly or indirectly solicit any proposal for the acquisition of First Coastal or, except to the extent necessary to comply with the fiduciary duties of First Coastal's board of directors as advised by its counsel, furnish any non-public information concerning First Coastal that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract with respect to, any proposal to acquire First Coastal.

        Centura and First Coastal have also agreed not to take any action that would (1) materially adversely affect their ability to obtain any consents required for the merger, or (2) materially adversely affect their ability to perform their covenants and agreements under the Agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

        The merger will not change the present management team or board of directors of Centura, except that Floyd E. Kellam, Jr., a member of First Coastal's board of directors will join Centura's board of directors after the merger. Information concerning the management of Centura is included in the documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN

FIND MORE INFORMATION." For additional information regarding the interests of certain persons in the merger, see "-- Interests of Certain Persons in the Merger."

        Centura will be the surviving corporation resulting from the merger and will continue to be governed by the laws of the state of North Carolina and operate in accordance with its articles of incorporation. Also, immediately following the merger, First Coastal Bank will merge into Centura Bank. As a result of the bank merger, the operations of First Coastal Bank will be conducted through Centura Bank.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        GENERAL. Certain members of First Coastal's management and First Coastal's board of directors may be deemed to have certain interests in the merger that are in addition to their interests as stockholders of First Coastal generally. First Coastal's board of directors was aware of these interests and considered them, among other matters, in approving the agreement and plan of merger.

        STOCK OPTIONS. Certain directors and executive officers of First Coastal hold options to purchase First Coastal common stock. These options were issued under First Coastal's and First Coastal Bank's stock option plans. If the merger is consummated, those options (whether or not they are exercisable at that time) will be converted into options to purchase Centura common stock. Those options which would not otherwise be exercisable at the effective time of the merger, will become exercisable as a result of the merger.

        The following table sets forth, with respect to (1) each executive officer, (2) a group consisting of all the executive officers, and (3) First Coastal's non-executive officer directors as a group, the number of shares of First Coastal common stock covered by outstanding First Coastal options held by such persons as of the record date.

                                                   Options Currently      Weighted Average       Aggregate Value
                                  Options Held       Exerciseable        Exercise Per Option      of Option (1)
                                ----------------   ------------------  -----------------------  -----------------
John A.B. Davies, Jr. ..........
Dennis R. Stewart ..............
John M. Chattleton .............
John M. Reddecliff .............
Executive Officer Group
   (four persons) ..............
Non-Executive Officer
   Director Group (__ persons)..

--------------------------
(1) Based on the closing price of First Coastal common stock of $_____ as quoted on the Nasdaq National Market on the record date.

        When the merger becomes effective, each option granted under First Coastal's and First Coastal Bank's stock option plans that is outstanding, whether or not exercisable will become an option to purchase Centura common stock. See "-- Effect of the Merger on First Coastal Options."

        EMPLOYMENT AGREEMENTS. John A.B. Davies, Jr., Dennis R. Stewart, John M. Chattleton and John M. Reddecliff, each have employment agreements with First Coastal Bank. Each employment agreement contains a provision stating that in the event of termination of employment in connection with, or within one year after, any change in control of First Coastal or First Coastal Bank, the employee will be paid a termination payment in a lump sum amount based on the employee's annual compensation. The merger will constitute a change in control of First Coastal and, accordingly, if each individual's employment is terminated within one year of the merger, these payments will be triggered. In addition, these payments may be triggered by the voluntary termination of employment following the merger under certain circumstances set forth in the employment agreements. The following chart shows you the amount of the termination payment that each First Coastal executive officer is entitled to:

                 Executive Officer              Payment Amount
               ---------------------           -----------------
               John A.B. Davis, Jr.                    $
               Dennis R. Stewart                       $
               John M. Chattleton                      $
               John M. Reddecliff                      $


        Centura has offered employment to Messrs. Davies and Reddecliff. Accordingly, it is anticipated that the termination payments will be made to the other executive officers. In the event that Messrs. Davies and Reddecliff accept Centura's offer, they will be required to enter into employment agreements with Centura and to waive the termination payments provided for in their current employment agreements.

         The employment agreements that Mr. Davies and Mr. Reddecliff would enter into if they choose to work with Centura provide the following benefits:

         (1) A base salary of $250,000 for Mr. Davies and a base salary of $125,000 for Mr. Reddecliff;

         (2) A bonus for both Mr. Davies and Mr. Reddecliff targeted to be 20% of the employee's base salary;

         (3) Life insurance of not less than $550,000 for Mr. Davies and not less than $400,000 for Mr. Reddecliff;

         (4) Participation in Centura's Supplemental Executive Retirement Plan and Centura's Discounted Stock Option/Deferred Compensation Program; and

         (5) Other standard employee benefits commensurate with the employee's position.

        INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. For a period of six years after the completion of the merger, Centura has agreed to indemnify the present and former directors, officers, employees, and agents of First Coastal and its subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective (including the merger) to the full extent permitted under Virginia law, and First Coastal's articles of incorporation and bylaws. Centura has also agreed to use its reasonable efforts to maintain in effect for a period of one year after completion of the merger, First Coastal's existing directors' and officers' liability insurance policy.

ACCOUNTING TREATMENT

        It is anticipated that the merger will be accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of First Coastal will be carried forward at their previously recorded amounts and the consolidated financial statements of Centura for all periods presented will be restated to include the financial condition and results of operations of First Coastal.

        In order for the merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding First Coastal common stock must be exchanged for Centura common stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the merger to qualify as a pooling-of-interests. Some of the criteria cannot be satisfied until after the merger becomes effective. In addition, it is a condition to closing the merger that KPMG Peat Marwick LLP deliver a letter to Centura and First Coastal to the effect that the merger will qualify for pooling-of-interests accounting treatment.

        Certain conditions will be imposed on the exchange of First Coastal common stock for Centura common stock in the merger by affiliates of First Coastal. Certain restrictions will also be imposed on the transferability of the Centura common stock received by those affiliates in the merger. These conditions and restrictions will be imposed in order, among other things, to ensure the availability of pooling-of-interests accounting treatment. For information concerning these conditions and restrictions see "-- Resales of Centura Common Stock."

EXPENSES AND FEES

        Centura and First Coastal will each pay its own expenses in connection with the merger, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Centura will bear and pay the filing fees and printing costs incurred in connection with the registration statement and this proxy statement-prospectus.

RESALES OF CENTURA COMMON STOCK

         Centura common stock to be issued to stockholders of First Coastal in the merger will be registered under the Securities Act of 1933, as amended. All shares of Centura common stock received by stockholders of First Coastal in the merger will be freely transferable after the merger by those stockholders of First Coastal who are not considered to be "affiliates" of First Coastal or Centura. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with First Coastal or Centura at the time of the special meeting (generally, executive officers, directors, and 10% or greater stockholders).

         Rule 145 promulgated, under the Securities Act of 1933, as amended, restricts the sale of Centura common stock received in the merger by affiliates of First Coastal and certain of their family members and related entities. Under the rule, during the first calendar year after the merger becomes effective, affiliates of First Coastal or Centura may resell publicly the Centura common stock they receive in the merger but only within certain limitations as to the amount of Centura common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of First Coastal who are not affiliates of Centura may resell their shares without restriction. Centura must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in order for affiliates to resell, under Rule 145, shares of Centura common stock received in the merger. Affiliates also would be permitted to resell Centura common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from the Securities Act of 1933, as amended, registration requirements. This proxy statement-prospectus does not cover any resales of Centura common stock received by persons who may be deemed to be affiliates of First Coastal or Centura.

        The SEC's guidelines regarding qualifying for the "pooling-of-interests" method of accounting also limit sales of shares of Centura and First Coastal by their affiliates in connection with the merger. The SEC's guidelines indicate that the "pooling-of-interests" method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.

        First Coastal has agreed to use its reasonable efforts to cause each person who may be deemed to be an affiliate of First Coastal to execute and deliver to Centura not later than 30 days prior to the effective time of the merger, an agreement intended to ensure compliance with the Securities Act of 1933, as amended, and to preserve the ability of the merger to be accounted for as a "pooling-of-interests." Each First Coastal affiliate must agree not to sell, pledge, transfer, or otherwise dispose of any First Coastal common stock held by the affiliate except as contemplated by the Agreement or the affiliate agreement. In addition, each First Coastal affiliate must agree not to sell, pledge, transfer or otherwise dispose of any Centura common stock received in the merger (1) except in compliance with the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act of 1933, as amended, and
(2) until such time as financial results covering 30 days of combined operations of Centura and First Coastal have been published. Prior to publication of such results, Centura will not transfer on its books any shares of Centura common stock received by an affiliate in the merger. The stock certificates representing Centura common stock issued to affiliates in the merger may bear a legend summarizing these restrictions on transfer. See "-- Conditions to Consummation of the Merger."

STOCK OPTION AGREEMENT

        As an inducement and a condition to Centura entering into the agreement and plan of merger, First Coastal and Centura entered into the stock option agreement, under which First Coastal granted Centura an option to purchase up to 992,321 shares (representing 19.9% of the shares issued and outstanding before giving effect to the exercise of such option) of First Coastal common stock under the circumstances described below, at a cash price per share equal to $18.65, subject to possible adjustment in certain circumstances. This description of the stock option agreement and the option does not purport to be complete and is qualified in its entirety by reference to the stock option agreement, which is filed as an exhibit to the registration statement of which this proxy statement-prospectus is a part and incorporated herein by reference.

        Subject to applicable law and regulatory restrictions, Centura may exercise the option, in whole or in part, if, but only if, a Purchase Event (as defined below) occurs prior to the option's termination; provided that Centura, at the time, is not in material breach of the stock option agreement or the agreement and plan of merger. As defined in the stock option agreement, "Purchase Event" means either of the following events:

        (1) without Centura's written consent, First Coastal authorizing, recommending, publicly proposing, or publicly announcing an intention to authorize, recommend, or propose or entering into an agreement with any third party to effect any of the following:

                 - a merger, consolidation, or similar transaction involving First Coastal or any of its subsidiaries (other than transactions solely between First Coastal's subsidiaries or First Coastal and one or more of its subsidiaries, as long as the First Coastal common stock outstanding before the transaction equal at least 75% of the voting securities of the surviving corporation in the transaction),

                 - except as permitted by the agreement and plan of merger, the disposition, by sale, lease, exchange, or otherwise, of 25% or more of the consolidated assets of First Coastal and its subsidiaries, or

                 - the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of First Coastal or any of its subsidiaries; or

        (2) any third party acquiring beneficial ownership, or the right to acquire beneficial ownership of, or the formation of any group (as defined under the Securities and Exchange Act of 1934) that beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the outstanding shares of First Coastal common stock.

        The option will terminate upon the earliest of the following:

        (1)      the effective time of the merger;

        (2) termination of the agreement and plan of merger in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the agreement and plan of merger under certain circumstances involving a willful breach by First Coastal) (a "Default Termination");

        (3) 12 months after termination of the agreement and plan of merger by Centura pursuant to a Default Termination; and

        (4) 12 months after termination of the agreement and plan of merger (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

        As defined in the stock option agreement, "Preliminary Purchase Event" includes either of the following events:

        (1) any third party commencing or filing of a registration statement under the Securities Act of 1933 pertaining to a tender offer or exchange offer to purchase any shares of First Coastal common stock if, upon consummation of that offer, that person would own or control 25% or more of the then-outstanding shares of First Coastal common stock; or

        (2) the stockholders of First Coastal failing to approve the agreement and plan of merger at the special meeting, the failure to have the special meeting or the cancellation of the meeting before the agreement and plan of merger is terminated, or the withdrawal or modification by First Coastal's Board of Directors in a manner adverse to Centura of the recommendation of the Board of Directors with respect to the agreement and plan of merger, in each case, after public announcement that a third party has done any of the following:

                 -  made a proposal to engage in an acquisition transaction,

                 - commenced a tender offer or filed a registration statement under the Securities Act of 1933 with respect to an exchange offer, or

                 - filed an application or given a notice under certain federal statutes for approval or consent to engage in an acquisition transaction.

        In the event of any change in First Coastal common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the option, and the purchase price of the option securities would be adjusted appropriately. In the event that First Coastal increases (other than pursuant to an event described in the preceding sentence), the number of shares of First Coastal common stock subject to the option will be adjusted so that, after such issuance, it, together with any shares of First Coastal common stock previously issued pursuant to the stock option agreement, equals the lesser of (1) 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the option, and (2) the minimum number of shares of First Coastal common stock which when added to any other shares of First Coastal common stock that Centura may own does not cause any Virginia anti-takeover laws to be applied to the merger.

        Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the option, at the request of Centura, First Coastal will, subject to regulatory restrictions, be obligated to repurchase the option and any shares of First Coastal common stock therefor purchased pursuant to the stock option agreement at a specified price. Centura must deliver its request that First Coastal repurchase the option within 12 months of the first occurrence of a Repurchase Event, or First Coastal will not be obligated to comply with the request.

        As defined in the stock option agreement, "Repurchase Event" shall occur if

        (1) any person (other than Centura or any Centura subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Securities and Exchange Act of 1934) shall have been formed which beneficially owns or has the right to beneficially own 50% or more of the then-outstanding shares of First Coastal common stock, or

        (2)      any of the following transactions is consummated:

                 - First Coastal consolidates with or merges into any person, other than Centura or one of Centura's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger;

                 - First Coastal permits any person, other than Centura or one of Centura's subsidiaries, to merge into First Coastal and First Coastal shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of First Coastal common stock shall be changed into or exchanged for stock or other securities of First Coastal or any other person or cash or any other property or the outstanding shares of First Coastal common stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or

                 - First Coastal sells or otherwise transfers all or substantially all of its assets to any person, other than Centura or one of Centura's subsidiaries.

        In the event that prior to the exercise or termination of the option, First Coastal enters into an agreement to engage in any of the transactions described in clause (2) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that Centura will receive for each share of First Coastal common stock subject to the option an amount of consideration that would be received by a holder of First Coastal common stock in such transaction less the purchase price of the securities.

        After the occurrence of a Purchase Event, Centura may assign its rights under the stock option agreement in whole or in part.

        Upon the occurrence of certain events, First Coastal has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act of 1933 with respect to dispositions by Centura and its assigns of all or part of the option and/or any shares of First Coastal common stock into which the option is exercisable.


                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

        In the merger, stockholders of First Coastal will exchange their shares of First Coastal for shares of Centura. First Coastal is a registered thrift holding company governed by Virginia law and First Coastal's articles of incorporation and bylaws. Centura is a North Carolina corporation governed by North Carolina law and Centura's articles of incorporation and bylaws. There are significant differences between the rights of First Coastal stockholders and Centura stockholders. The following is a summary of the principal differences between the current rights of First Coastal stockholders and those of Centura's stockholders.

        The following summary is not intended to be complete and is qualified it its entirety by reference to the, the Virginia Stock Corporation Act and the North Carolina Business Corporation Act, as well as Centura's articles of incorporation and bylaws and First Coastal's articles of incorporation and bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

        Centura's articles of incorporation and bylaws contain certain provisions designed to assist the Centura board of directors in playing a role if any group or person attempts to acquire control of Centura so that the Centura board of directors can protect the interests of Centura and its stockholders under the circumstances. These provisions may help the Centura board of directors determine that a sale of control is in the best interests of Centura's stockholders, or enhance the Centura board of directors' ability to maximize the value to be received by the stockholders upon a sale of control of Centura.

        Although Centura's management believes that these provisions are beneficial to Centura's stockholders, they also may tend to discourage some takeover bids. As a result, Centura's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, Centura may be able to avoid those expenditures of time and money.

        These provisions also may discourage open market purchases by a company that may desire to acquire Centura. Those purchases may increase the market price of Centura common stock temporarily, and enable stockholders to sell their shares at a price higher than that they might otherwise obtain. In addition, these provisions may decrease the market price of Centura common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of Centura through replacing the board of directors and management. Furthermore, the provisions may make it more difficult for Centura's stockholders to replace the board of directors or management, even if a majority of the stockholders believe that replacing the board of directors or management is in the best interests of Centura. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management. For more information about these provisions, see "--Authorized Capital Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of Cumulative Voting," "-- Director Removal and Vacancies," "-- Limitations on Director Liability," "-- Indemnification," "-- Special Meeting of Stockholders," "-- Actions by Stockholders Without a Meeting," "-- Stockholder Nominations and Proposals," "-- Fair Price Provision" and "-- Business Combinations."

AUTHORIZED CAPITAL STOCK

        CENTURA. Centura's articles of incorporation authorize the issuance of up to (1) 50,000,000 shares of Centura common stock, of which 26,560,264 shares were issued and outstanding as of September 30, 1998, and (2) 25,000,000 of no par value preferred stock, of which no shares are issued. Centura's board of directors may authorize the issuance of additional shares of Centura common stock without further action by Centura's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Centura's capital stock may be listed. Centura's stockholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Centura common stock or any option or warrant for the purchase thereof.

        Similarly, Centura's board of directors may issue, without any further action by the stockholders, shares of Centura preferred stock, in one or more classes or series, with such voting, conversion, dividend, and liquidation rights as the board may specify. In establishing and issuing shares of Centura preferred stock, Centura's board of directors may designate that Centura preferred stock will have voting rights in excess of one vote per share or will vote as a separate class on any or all matters, thus diluting the voting power of the Centura common stock. The board also may designate that Centura preferred stock will have dividend rights that are cumulative and that receive preferential treatment compared to Centura common stock, and that




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



Centura preferred stock will have liquidation rights with priority over Centura common stock in the event of Centura's liquidation.

        Subject to the payment of cash in lieu of fractional shares, Centura will issue an estimated 1,848,849 shares of Centura common stock in connection with the merger, including shares to be subject to assumed options and grants. Based on the number of shares of Centura common stock outstanding on September 30, 1998, it is anticipated that, following the consummation of the merger, a total of approximately 28,409,113 shares of Centura common stock will be outstanding.

        The authority to issue additional shares of Centura common stock provides Centura with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Centura common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Centura. In addition, the sale of a substantial number of shares of Centura common stock to persons who have an understanding with Centura concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Centura common stock (or the right to receive Centura common stock) to Centura stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Centura.

        FIRST COASTAL. First Coastal is currently authorized to issue (1) 10,000,000 shares of First Coastal common stock, of which _________ are outstanding as of the record date and (2) 5,000,000 shares of preferred stock, of which no shares are outstanding. The First Coastal board of directors may authorize the issuance of additional shares of common and preferred stock without further action by stockholders, unless required by applicable laws or regulations.

AMENDMENT OF CHARTER AND BYLAWS

        CENTURA. Centura's articles of incorporation provide that the affirmative vote of the holders of at least two-thirds of all the issued and outstanding voting shares of capital stock is required to amend them. However, if such amendment has received the prior approval by an affirmative vote of a majority of "Disinterested Directors," as defined therein, then the affirmative vote of the holders of at least a majority of all the shares of capital stock of Centura issued and outstanding and entitled to vote, or such greater percentage approval as is required by North Carolina law, is sufficient to amend the articles. A "Disinterested Director" is defined in the articles as any member of the board of directors who is unaffiliated with, and not a nominee of, a Control Person, as defined therein, and who was a member of the board of directors prior to the time a Control Person became such, and any successor of a Disinterested Director who is unaffiliated with, and not a nominee of, a Control Person, who is recommended to succeed a




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



Disinterested Director by a majority of Disinterested Directors then on the board of directors. A "Control Person" is defined in Centura's articles of incorporation as any corporation, person, group, or other entity, which together with its affiliates, prior to a business combination (as described below) beneficially owns 10% or more of the shares of any class of equity or convertible securities of Centura, and any affiliate of any such corporation, person, group, or other entity.

         Subject to certain restrictions set forth below, either the board of directors or the stockholders of Centura may amend Centura's bylaws. The board of directors may amend the bylaws and adopt new bylaws except that:

         (1) a bylaw adopted or amended by the stockholders may not be readopted, amended, or repealed by the board of directors if neither the articles nor a bylaw adopted by the stockholders authorizes the board of directors to adopt, amend, or repeal that particular bylaw or the bylaws generally;

         (2) Centura's stockholders may adopt, amend, alter, change, or repeal the bylaws; provided that, in addition to any requirements of the North Carolina Business Corporation Act, the affirmative vote of the holders of at least two-thirds of the voting power of all shares then entitled to vote generally in the election of directors, voting together as a single class, is required for the stockholders to adopt, amend, alter, change, or repeal the bylaws.

         (3) A bylaw that fixes a greater quorum or voting requirement for the board of directors may be amended or repealed:

                  - if originally adopted by the stockholders, only by the stockholders, unless the bylaw permits amendment or repeal by the board of directors; or

                  - if originally adopted by the board of directors, either by the stockholders or by not less than a majority of the board of directors and with a quorum and vote not less than that established by the stockholders.

         (4) the bylaws relating to officer succession may not be amended or repealed except by the affirmative vote of 75% of the members of Centura's board of directors.

         FIRST COASTAL. First Coastal may amend its articles of incorporation if the holders of at least two-thirds of the outstanding First Coastal common stock of the stockholders approve such an amendment at a meeting called for the purpose of amending the articles of incorporation, except that a simple majority vote is required to amend the provision of the articles which determines the number of authorized shares of First Coastal capital stock. The First Coastal bylaws may be amended by the stockholders or the board of directors. Unless otherwise provided by law, a majority of the total number of directors may amend the bylaws at any regular meeting of the directors. The holders of two-thirds of the outstanding First Coastal common stock can also amend the bylaws at a meeting called for the purpose of amending the bylaws.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         CENTURA. Centura's articles of incorporation provide that Centura's board of directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of Centura having a classified board of directors is that only approximately one-third of the members of the board of directors are elected each year, which effectively requires two annual meetings for Centura's stockholders to change a majority of the members of the board of directors. The purpose of dividing Centura's board of directors into classes is to facilitate continuity and stability of leadership of Centura by ensuring that experienced personnel familiar with Centura will be represented on Centura's board of directors at all times, and to permit Centura's management to plan for the future for a reasonable time. However, by potentially delaying the time within which an acquirer could obtain working control of the board of directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to the bylaws, each stockholder generally is entitled to one vote for each share of Centura common stock held and is not entitled to cumulative voting rights in the election of directors as long as Centura common stock is listed on the New York Stock Exchange or held by 2,000 record holders. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to distribute all of his votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Centura common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Centura common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting thus could make it more difficult for a stockholder who acquires less than a majority of the shares of Centura common stock to obtain representation on Centura's board of directors.

         FIRST COASTAL. First Coastal's articles of incorporation provide for a classified board of directors very similar to Centura's. First Coastal's stockholders do not have cumulative voting rights.

DIRECTOR REMOVAL AND VACANCIES

         CENTURA. Centura's articles of incorporation provide that: (1) a director may be removed by the stockholders only upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote generally in the election of directors; and (2) vacancies on the board of directors may be filled only by the board of directors. The purpose of this provision is to prevent a majority stockholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that stockholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in Centura common stock. The term of a director appointed to fill a vacancy expires at the next meeting of stockholders at which directors are elected.

         FIRST COASTAL. First Coastal's articles of incorporation also provide that directors may be removed by the stockholders by the affirmative vote of two-thirds of the voting stock. Vacancies on the First Coastal board of directors may be filled by the vote of two-thirds of the directors then in office.

LIMITATIONS ON DIRECTOR LIABILITY

         CENTURA. Centura's articles of incorporation provide for the elimination of the personal liability of each director arising out of an action by Centura or otherwise for monetary damages for breach of his duty as a director, except for liability with respect to (1) acts or omissions not made in good faith that the director at the time of such breach knew or believed were in conflict with the best interests of Centura, (2) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (3) any transaction from which the director derived an improper personal benefit.

         Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of his duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefited Centura and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

         FIRST COASTAL. First Coastal's articles of incorporation provide that First Coastal's directors and officers will not be liable to the corporation or its stockholders for any money damages resulting from any action of the director. This limitation on liability will not apply if a director or officer engages in willful misconduct or a knowing violation of criminal law or state or federal securities law.

INDEMNIFICATION

         CENTURA. Under the North Carolina Business Corporation Act, a corporation may indemnify any director against liability if the director:

         -    conducted himself or herself in good faith;

         - reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and in all other cases, that his or her conduct was at least not opposed to the corporation's best interests;

         - and, in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A North Carolina corporation may not indemnify a director:

         - in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

         - in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         Unless limited by its articles of incorporation, a North Carolina corporation must indemnify, against reasonable expenses incurred by him or her, a director who was wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she is or was a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the director furnishes the corporation a written undertaking by or on behalf of a director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses. A director may apply for court-ordered indemnification under certain circumstances.

         Unless a corporation's articles of incorporation provide otherwise,

         (1) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director,

         (2) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director, and

         (3) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

         In addition and separate and apart from the indemnification rights discussed above, the North Carolina law further provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution indemnify or agree to indemnify any one or more of its directors, officers, employees, or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses he may incur on account of his activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise or as a trustee or administrator under an employee benefit plan. Any such provision for indemnification may also include provisions for recovery from the corporation of reasonable costs, expenses, and attorneys' fees in connection with the enforcement of rights to indemnification and may further include provisions establishing reasonable procedures for determining and enforcing the rights granted therein.

         Centura's bylaws provide for the mandatory indemnification, to the fullest extent permitted by law, of any person who at any time serves or has served as a director or officer of Centura, or, at the request of Centura, is or was serving as a director, officer, agent, partner, trustee, administrator, or employee of another entity in the event such person is made or is threatened to be made, a party to any threatened, pending, or completed civil, criminal, administrative, investigative, or arbitrative action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether or not brought by or on behalf of Centura, seeking to hold such person liable by reason of the fact that such person is or was acting in such capacity. The indemnification provision in the Centura bylaws covers reasonable expenses, including without limitation, all attorneys' fees actually and necessarily incurred by such person in connection with any such action, suit or proceeding, all reasonable payments made by such person in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty, or settlement for which such person may have become liable in such action, suit, or proceeding, and all reasonable expenses incurred in enforcing the indemnification rights. Furthermore, Centura may advance to such person his reasonable expenses incurred in connection with any such action, suit or proceeding as authorized by the board of directors in the specific case or as authorized or required under any Bylaw upon receipt of an undertaking by or on behalf of such person to repay such amount unless it is ultimately determined that such person is entitled to be indemnified by Centura against such expenses.

         Centura's bylaws further provide that Centura may, but is not required to, indemnify any agent, employee, or other person as the board of directors deems appropriate. The Centura board of directors must take all such action as may be necessary and appropriate to authorize Centura to pay the indemnification required by the indemnification provision, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity to such claimant.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Centura pursuant to the foregoing provisions, Centura has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

         FIRST COASTAL. First Coastal's articles of incorporation provide that it may indemnify any director who is party to a threatened, pending or completed action, suit or proceeding as a result of his position with First Coastal for all liability and expenses incurred, including attorneys' fees, judgments, fines and amounts paid in settlement. However, First Coastal will not indemnify any individual for liabilities and expenses incurred because of his willful misconduct or knowing violation of criminal law.

SPECIAL MEETING OF STOCKHOLDERS

         CENTURA. Centura's bylaws provide that only the board of directors, the Chairman of the Board, or the President may call a special meeting of stockholders. Centura's stockholders do not have the right to call a special meeting or to require that Centura's board of directors call such a meeting. As a result, this provision, taken together with the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a merger) over the opposition of Centura's board of directors by calling a special meeting of stockholders at which such stockholder could replace the entire board of directors with nominees who were in favor of such proposal.

         FIRST COASTAL. First Coastal's articles of incorporation provide that only the board of directors, a duly empowered committee of the board of directors, the Chairman of the Board or the President may call a special meeting of stockholders. Accordingly, First Coastal's stockholders may not call a special meeting of the stockholders.

ABILITY OF DIRECTORS TO CONSIDER INTERESTS OTHER THAN STOCKHOLDERS' INTERESTS

         CENTURA. Centura's articles of incorporation expressly authorize the board of directors of Centura, any committee of the board of directors, or any individual director, in determining what is in the best interest of Centura and its stockholders, to consider, in addition to the long-term and short-term interests of the stockholders, the social and economic effects of the matter to be considered on Centura and its subsidiaries, their employees, depositors, customers, creditors, and the communities in which Centura and its subsidiaries operate or are located. When evaluating a business combination or a proposal by another person to make a business combination or a tender offer or any other proposal relating to a potential change in control of Centura, the board of directors may consider such matters as the business and financial condition and earnings prospects of the acquiring person, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person, and the possible effect of such conditions upon Centura and its subsidiaries and the communities in which Centura and its subsidiaries operate or are located, the competence, experience, and integrity of the acquiring person and its management, and the prospects for successful conclusion of the business combination, offer, or proposal. The consideration of any of the above factors is completely discretionary with the Centura board of directors and does not give any constituency other than stockholders the right to be so considered.

         The constituency provision of Centura's articles of incorporation may discourage or make more difficult certain acquisition proposals or business combinations and, therefore, may adversely affect the ability of stockholders to benefit from certain transactions opposed by the Centura board of directors. The constituency provision would allow the Centura board of directors to take into account the effects of an acquisition proposal on a broad number of constituencies and to consider any potential adverse effects in determining whether to accept or reject such proposal.

         FIRST COASTAL. First Coastal's articles of incorporation do not have a provision allowing the directors to consider the effect of potential transactions on any constituency other than the First Coastal stockholders.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         CENTURA. Centura's bylaws provide that the Centura stockholders may effect any action required or permitted to be taken by Centura stockholders at a duly called meeting of stockholders by the unanimous written consent of the stockholders entitled to vote on such action.

         FIRST COASTAL. The Virginia Stock Corporation Act grants the First Coastal stockholders the ability to effect an action of the stockholders by a unanimous written consent.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         CENTURA. Centura's articles of incorporation and bylaws provide that no stockholder may nominate individuals for election to the board of directors.

         FIRST COASTAL. First Coastal's articles of incorporation provide that any stockholder can nominate individuals for election to the board of directors and make proposals for new business to be taken up at an annual or special meeting of stockholders. The articles of incorporation also provide that the stockholders must give a written notice, which contains specific information about such nomination or proposal, to the Secretary of First Coastal during a specified time period prior to the meeting.

FAIR PRICE PROVISION

         CENTURA. The fair price provision of the articles of incorporation applies to business combinations that have not received the approval of two-thirds of the full board of directors and is available only to stockholders who vote against such business combinations and who elect to sell their shares to Centura for cash at the fair price of such shares. The fair price provisions requires that the consideration for such shares be paid in cash by Centura and that the price per share be at least equal to the greater of the following:

         (a) the highest price per share paid for Centura common stock during the four years immediately preceding the business combination vote by any stockholder who beneficially owned 5.0% or more of Centura common stock and who votes in favor of the business combination;

         (b) the cash value of the highest price per share previously offered pursuant to a tender offer to the stockholders of Centura within the four years immediately preceding the business combination vote;

         (c) the aggregate earnings per share of Centura common stock during the four fiscal quarters immediately preceding the business combination vote multiplied by the highest price/earnings ratio of Centura common stock at any time during the four fiscal quarters or up to the date the business combination vote occurs;

         (d) the highest price per share, including commissions and fees, paid by a Control Person in acquiring any of its holdings of Centura common stock; or

         (e) the fair value per share of Centura common stock as determined by an investment banking or appraisal firm chosen by a majority of the members of the board of directors voting against the business combination, such fair value not taking into consideration the fact that the shares are held by a majority of the Centura stockholders.

         The fair price provision is designed primarily to discourage attempts to acquire Centura in transactions utilizing two-tier pricing tactics, but the provision may affect and potentially discourage other transactions that are not two-tier structured. Transactions utilizing two-tier pricing tactics typically involve the accumulation of a substantial block of a target corporation's stock followed by a merger or other reorganization of the acquired corporation on terms determined by the purchaser. In such two-tiered takeover attempts, the purchaser generally pays cash to acquire a controlling interest in a corporation and acquires the remaining interest by paying the remaining stockholders a price lower than that paid to acquire the controlling interest. The board of directors believes that the fair price provision may prevent some of the potential inequities of two-tiered takeover attempts by encouraging persons interested in acquiring Centura to negotiate in advance with the board of directors since, if two-thirds of the full board of directors approves certain business combinations, the fair price provision would be avoided. The board of directors believes that the interests of the stockholders of Centura would be best served by such negotiation based on careful consideration of all relevant factors. Despite this belief, however, some stockholders may find the fair price provision disadvantageous to the extent it discourages changes in control in which stockholders might receive, for at least some of their shares, a substantial premium above the market price paid to stockholders who vote against the business combination and then elect to sell their shares to Centura for cash. Furthermore, the provision may encourage stockholders to vote against a business combination, which has been approved by a majority of a quorum but less than two-thirds of the full board of directors. In addition, assets of Centura could be used to reacquire shares, possibly at a substantial premium, from stockholders who voted against the transaction, which may be to the detriment of stockholders who voted for the transaction. Finally, if the fair price provision has the effect of giving management more bargaining power in negotiation with a potential acquiror, it could result in management using the bargaining power not only to try to negotiate a favorable price for an acquisition, but also more favorable terms for management.

         FIRST COASTAL. First Coastal's articles of incorporation do not contain any comparable fair price provisions.

STOCKHOLDER VOTES REQUIRED FOR CERTAIN ACTIONS

         CENTURA. Centura's articles of incorporation provide that, unless more restrictively required by applicable law, any business combination, as defined therein, must be approved by a majority of a quorum of the board of directors and must receive one of the following levels of stockholder approval:

         - at a special or annual meeting of stockholders by an affirmative vote of the stockholders holding at least a majority of the shares of Centura Common Stock issued and outstanding and entitled to vote thereon, provided that such business combination has received the prior approval by a resolution adopted by an affirmative vote of at least two-thirds of the full board of directors before such business combination is submitted for approval to the stockholders; or

         - at a special or annual meeting of stockholders by an affirmative vote of the stockholders holding at least two-thirds of the shares of Centura issued and outstanding and entitled to vote thereon provided that such business combination has received the prior approval by a resolution adopted by an affirmative vote of at least a majority of a quorum of the board of directors (but less than two-thirds of the board of directors).

         In addition, if the business combination is approved by an affirmative vote of at least two-thirds of the stockholders entitled to vote and by a majority of a quorum of the board of directors but less than two-thirds of the full board of directors, the business combination must grant to stockholders not voting to approve the business combination certain fair price rights.

         Under Centura's articles of incorporation, a "business combination" is

         - any merger or consolidation of Centura into any other corporation, person, group, or other entity where Centura is not the surviving or resulting entity;

         - any merger or consolidation of Centura with or into any "Control Person" (as defined in the articles) or with any corporation, person, group, or other entity where the merger or consolidation is proposed by or on behalf of a Control Person;

         - any sale, lease, exchange, or other disposition of all or substantially all of the assets of Centura;

         - any sale, lease, exchange, or other disposition of more than 10% of the total assets of Centura (determined as of the end of the most recent fiscal year) to a Control Person;

         -    the issuance of any securities of Centura to a Control Person;

         - the acquisition by Centura of any securities of a Control Person unless such acquisition begins prior to the person becoming a Control Person or is an attempt to prevent the Control Person from obtaining greater control of Centura;

         - the acquisition by Centura of all or substantially all of the assets of any Control Person or any entity where the acquisition is proposed by or on behalf of a Control Person;

         - the adoption of any plan or proposal for the liquidation or dissolution of Centura which is proposed by or on behalf of a Control Person;

         - any reclassification of securities or recapitalization of Centura which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Centura which is beneficially owned or controlled by a Control Person;

         - any of the above transactions which are between Centura and any of its subsidiaries and which are proposed by or on behalf of any Control Person; or

         - any agreement, plan, contract, or other arrangement providing for any of the above transactions.

         The requirement of a supermajority vote of stockholders to approve certain business transactions, as described above, may discourage a change in control of Centura by allowing a minority of Centura's stockholders to prevent a transaction favored by the majority of the stockholders. Also, in some circumstances, the board of directors could cause a two-thirds vote to be required to approve a transaction thereby enabling management to retain control over the affairs of Centura and their positions with Centura. The primary purpose of the supermajority vote requirement, however, is to encourage negotiations with Centura's management by groups or corporations interested in acquiring control of Centura and to reduce the danger of a forced merger or sale of assets.

         The North Carolina Shareholder Protection Act requires, under certain circumstances and subject to certain exceptions, the affirmative vote of at least 95% of the voting shares of a corporation to adopt or authorize certain business combinations with any other entity. The 95% vote requirement does not apply if all of certain fair price and procedural requirements are satisfied. The North Carolina Shareholder Protection Act applies to corporations that have a class of shares registered under Section 12 of the Exchange Act (a "public corporation") and that have not opted out of the provisions of the North Carolina Shareholder Protection Act. Centura's articles of incorporation provide that Centura is not subject to the North Carolina Shareholder Protection Act.

         The North Carolina Control Share Acquisition Act provides that in the event any person or group acting in concert acquires certain designated percentage interests of the total voting power of a corporation, the shares acquired in the acquisition are not entitled to vote unless the right to vote such shares is approved by a majority of all of the outstanding shares of the corporation entitled to vote for the election of directors, excluding certain interested shares, as that term is defined by the statute. If voting rights are granted to the control shares, other stockholders may have their shares redeemed by the corporation at their fair value. The North Carolina Control Share Acquisition Act applies only to a North Carolina public corporation with certain required contracts with North Carolina (a "covered corporation"), the bylaws or articles of incorporation of which do not opt out of the North Carolina Control Share Acquisition Act, and does not apply to acquisitions of stock pursuant to a merger or tender offer approved by the board of directors. Centura's articles of incorporation provide that Centura is not subject to the North Carolina Control Share Acquisition Act.

         FIRST COASTAL. The Virginia Stock Corporation Act generally requires the approval of a majority of a corporation's board of directors, and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote, on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The Virginia Stock Corporation Act also specifies additional voting requirements for Affiliated Transactions (as defined below) and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds, as discussed below.

         The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than ten percent of any class of its outstanding voting shares (a "Virginia Interested Stockholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to the approval requirement include mergers, share exchanges, material dispositions of corporation assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a Virginia Interested Stockholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by a Virginia Interested Stockholder by more than five percent.

         For three years following the time that a Virginia Interested Stockholder becomes an owner of ten percent of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Virginia Interested Stockholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Virginia Interested Stockholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Virginia Interested Stockholder, any member of a corporation's board of directors who was (1) a member before the later of January 1, 1998, and the date on which a Virginia Interested Stockholder became a Virginia Interested Stockholder, and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Virginia Interested Stockholder.

         The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the Virginia Stock Corporation Act. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Virginia Interested Stockholder must pay the stockholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

         The "Affiliated Transactions" provisions do not apply to transactions with Virginia Interested Stockholders if a majority of the board of directors approved the initial purchase of stock which made a person a Virginia Interested Stockholder.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Virginia Interested Stockholders, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. First Coastal has not "opted out" of (i.e., elected not to be governed by) the Affiliated Transactions provisions.

         Virginia law also provides that shares acquired in a transaction ("control shares") that would cause the acquiring person's voting rights to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person (at its own expense) to require the Virginia corporation to hold a special meeting of stockholders to consider the matter with 50 days of the receipt of the request. This Virginia law provides that, in the event control shares are accorded voting rights and, as a result, the holder of the control shares has a majority of all voting power for the election of directors, the stockholders, other than such holder, may cause the corporation to redeem their shares at a price which meets certain fair value criteria as determined in according with the Virginia Stock Corporation Act

         None of the provisions of the Virginia Stock Corporation Act apply to this merger.

DISSENTERS' RIGHTS OF APPRAISAL

         CENTURA. Under the North Carolina Business Corporation Act, a stockholder is generally entitled to dissent from, and obtain payment of the fair value of his shares in the event of:

         (1) consummation of a plan of merger to which the corporation is a party, unless either

                  -   stockholder approval is not required by the NCBCA or

                  - such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

         (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

         (3) consummation of a sale or exchange of substantially all of the corporation's property other than in the usual and regular course of business, including a sale in dissolution, but not including a sale pursuant to court order or to a plan by which substantially all of the net proceeds of the sale will be distributed in cash to the stockholders within one year after the date of sale;

         (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it

                  -    alters or abolishes a preferential right of the shares,

                  - creates, alters, or abolishes a right in respect of redemption of the shares,

                  - alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities,

                  - excludes or limits the right of the shares to vote on any matter, or to cumulate votes,

                  - reduces the number of shares owned by the stockholder to a fraction of a share if the fractional share so created is to be acquired for cash under the NCBCA, or

                  - changes the corporation into a nonprofit corporation or cooperative organization; or

         (5) any corporate action taken pursuant to a stockholder vote, to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

         The dissenters' rights described above are generally not available to stockholders of a corporation, like Centura, with its common stock listed on a national securities exchange. Centura's articles of incorporation and bylaws do not provide for any such additional dissenters' rights.

         FIRST COASTAL. Article 15 of the Virginia Stock Corporation Act gives stockholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their chares in the event of mergers, consolidations and certain other corporation transactions. However, the rights contained in Article 15 are not available to holders of common stock of Virginia corporations when the common stock is listed on the Nasdaq National Market.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         CENTURA. The North Carolina Business Corporation Act gives that a stockholder of a North Carolina corporation the right to inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the stockholder desires to inspect.

         FIRST COASTAL. The Virginia Stock Corporation Act gives stockholders the same type of rights to inspect and copy books and records as the North Carolina Business Corporation Act.

DIVIDENDS

         CENTURA. Centura's ability to pay dividends on its common stock is governed by North Carolina corporate law. Under North Carolina corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to stockholders whose preferential rights are superior to those receiving the distribution.

         There are various statutory limitations on the ability of the Centura's banking subsidiaries to pay dividends to Centura. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

         FIRST COASTAL. The Virginia Stock Corporation Act gives Virginia corporations the ability to pay dividends on the same basis as North Carolina law.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         Centura common stock is traded on the New York Stock Exchange under the symbol "CBC." First Coastal common stock is traded on the Nasdaq National Market under the symbol "FCBK". The following table sets forth, for the indicated periods, the high and low closing sale prices for the Centura and First Coastal common stock as reported by the New York Stock Exchange and Nasdaq National Market, and the cash dividends declared per share of Centura and First Coastal common stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.


                                                CENTURA                                FIRST COASTAL
                                   --------------------------------------  ---------------------------------------
                                                                 Cash                                     Cash
                                                               Dividends                                Dividends
                                         Price Range            Declared           Price Range           Declared
                                   ------------------------                --------------------------
                                      High          Low        Per Share        High          Low       Per Share
                                   ----------    ----------   -----------  ------------   -----------  -----------
1996
------------------------------
   First Quarter...............    $  36.75      $  33.875    $    .25      $   9.00       $  6.8125    $    .04
   Second Quarter..............       37.50         36.00          .25          8.625         6.875          .04
   Third Quarter...............       40.125        35.125         .25          8.75          6.875          .04
   Fourth Quarter..............       47.00         38.00          .25          9.625         8.625          .04
                                                             ----------                                -----------
     Total.....................                               $   1.00                                  $    .16
                                                             ==========                                ===========

1997
------------------------------
   First Quarter...............    $  44.875     $  39.00     $    .25      $  11.3125     $  9.375     $    .05
   Second Quarter .............       47.625        35.75          .27         13.50          9.75           .05
   Third Quarter...............       58.50         47.625         .27         16.75         13.25           .05
   Fourth Quarter..............       69.00         55.875         .27         18.75         15.00           .05
                                                             ----------                                -----------
     Total.....................                               $   1.06                                  $    .20
                                                             ==========                                ===========

1998
------------------------------
   First Quarter...............    $  72.1875    $  64.6875   $    .27      $  20.875     $  17.00      $    .06
   Second Quarter..............       75.50         61.3125        .29         19.750        16.375          .06
   Third Quarter...............       71.125        56.00          .29         18.750        13.25           .06
   Fourth Quarter (through
      ___________, 1998).......                                    .29                                       .06
                                                             ----------                                -----------
       Total...................                                   1.14                                  $    .24
                                                             ==========                                ===========

         On ___________, 1998, the last sale price of Centura common stock as reported on the New York Stock Exchange was $_____ per share and the last sale price of First Coastal common stock as reported on the Nasdaq was $_____ per share. On October 27, 1998, the last business day prior to public announcement of the merger, the last sale price of Centura common stock as reported by the New York Stock Exchange was $70 per share and the last sale price of First Coastal common stock as reported on the Nasdaq was $18.625 per share.

         The holders of Centura common stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor. Although Centura currently intends to continue to pay quarterly cash dividends on the Centura common stock, there can be no assurance that Centura's dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Centura board of directors' consideration of other relevant factors.

         Centura and First Coastal are legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends from their respective subsidiary institutions. Centura's and First Coastal's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                            BUSINESS OF FIRST COASTAL

         First Coastal is a registered thrift holding company and owns one institution, First Coastal Bank. First Coastal is headquartered in Virginia Beach, Virginia, and was organized under the laws of the Commonwealth of Virginia in June of 1991. First Coastal currently has 19 bank branches and office facilities throughout the Hampton Roads area of Virginia.

         First Coastal Bank provides a broad range of banking services to its customers through its network of branch and ATM locations in the cities of Chesapeake, Hampton Roads, Newport News, Norfolk, Virginia Beach and Williamsburg, Virginia. First Coastal Bank also has a subsidiary First Coastal Mortgage Corp., which originates residential mortgage loans from its offices in Virginia Beach, Chesapeake and Newport News, Virginia.

         The principal executive offices of First Coastal are located at 2101 Parks Avenue, Virginia Beach, Virginia 23451 and its telephone number at such address is (757) 428-9331. Additional information with respect to First Coastal and its subsidiaries is included in documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

                               BUSINESS OF CENTURA

GENERAL

         Centura, a North Carolina corporation, is a registered bank holding company. On September 30, 1998, Centura had total consolidated assets of approximately $7.8 billion, total consolidated loans of approximately $5.0 billion, total consolidated deposits of approximately $5.6 billion, and total consolidated stockholders' equity of approximately $618 million.

         Centura conducts its business activities through Centura Bank, its bank subsidiary. Through Centura Bank and its various subsidiaries, Centura offers a broad range of financial services, throughout North Carolina, South Carolina and the Hampton Roads Region of Virginia.

         Centura offers its customers a variety of services and delivery channels including 210 full-service financial service offices; more than 317 ATMs at financial centers and retail stores; its telephone banking center; its Internet site; and its online money management software packages.

         The principal executive offices of Centura are located at 134 North Church Street, Rocky Mount, North Carolina 27804, and its telephone number at such address is (252) 454-4400. Additional information with respect to Centura and its subsidiaries is included in documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

RECENT DEVELOPMENTS

         LITIGATION. Centura Bank is a co-defendant in two actions consolidated for discovery in the Superior Court of Forsyth County, North Carolina. The plaintiffs in these actions allege that Centura Bank breached its duties and committed other violations of law while acting as depository of substantial sums of money allegedly converted by the personal and financial advisors of the owners of such money and in connection with the creation of charitable trusts established with a portion of the funds. The cases consolidated into the subject case (Philip A.R. Staton, Ingeborg Staton, Mercedes Staton, et als. v. G. Thomas Brame, Jerri Russell (formerly Jerri Brame), Centura Bank, et als.) were originally brought in 1996. No claim for a specific amount of monetary damages was made in the cases until 1998. Plaintiffs are seeking compensatory and treble damages in amounts that are material to Centura and its subsidiaries taken as a whole. Centura believes that Centura Bank has meritorious defenses to all claims asserted in these cases and Centura Bank is defending the cases vigorously. In a separate and related case instituted in 1996 (Piedmont Institute of Pain management; T. Stuart Meloy, M.D.; Nancy J. Faller, D.O. v. Poyner & Spruill, L.L.P. and Centura Bank, consolidated for discovery with the Staton cases in the Superior Court of Forsyth County, North Carolina, Centura Bank is alleged to have provided the plaintiffs with false information regarding the establishment and funding of a medical clinic by failing to exercise reasonable care or competence in obtaining such information, and to have committed other violations of law. Plaintiffs allege that they were damaged as a result of Centura Bank's actions and seek specific performance or recovery of money damages in an amount that is material to Centura and its subsidiaries taken as a whole. Centura and Centura Bank believe Centura Bank has meritorious defenses to all claims asserted in this case and Centura Bank is defending the case vigorously.

         ACQUISITIONS. Centura has entered into an agreement to acquire Scotland Bancorp, Inc., a thrift holding company headquartered in Laurinburg, North Carolina. At September 30, 1998, Scotland Bancorp had total assets of approximately $60.6 million, total loans of approximately $42.5 million and total deposits of approximately $44.3 million. Centura will pay approximately $25 million in cash to acquire Scotland Bancorp.

         In addition, Centura has entered into a definitive agreement to acquire Capital Advisors of NC, L.L.C., Capital Advisors of South Carolina, Inc., Capital Advisors of Mississippi, Inc., Selken, Inc., and Capital Advisors, Inc., (the "Capital Advisors Group"). The members of the Capital Advisors Group are in the commercial mortgage origination and servicing business. Centura will acquire the members of the Capital Advisors Group with a combination of cash and common stock. Neither the Scotland Bancorp nor the Capital Advisors Group acquisitions are considered material to Centura individually or in the aggregate.

         STOCK REPURCHASE PROGRAM. In connection with the First Coastal acquisition Centura is authorized to repurchase up to 167,000 shares of outstanding Centura common stock which is not more than 9.9% of the shares of Centura common stock to be issued in the First Coastal acquisition. In addition, Centura is authorized to repurchase 126,000 shares of outstanding common stock in connection with the Capital Advisors Group acquisitions, which transactions will be accounted for as purchases. These purchases will be made in the open market or in privately negotiated transactions in accordance with Regulation M under the Securities Act of 1933 and may be discontinued at any time.

                        CERTAIN REGULATORY CONSIDERATIONS

GENERAL

         Centura is a bank holding company registered with the Federal Reserve. As such, Centura and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. The following discussion summarizes the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Centura. Information relating to First Coastal is included in First Coastal's 1997 Annual Report on Form 10-K. A more complete discussion is included in Centura's 1997 Annual Report on Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION."

         Bank holding companies are required to obtain the prior approval of the Federal Reserve before they may:

         - acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank;

         -  acquire all or substantially all of the assets of any bank; or

         -  merge or consolidate with any other bank holding company.

         The Federal Reserve generally may not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. Nor can the Federal Reserve approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. But the Federal Reserve may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below, and consideration of convenience and needs includes the parties' performance under the Community Reinvestment Act of 1977.

         Another factor that is gaining increasing scrutiny in the application process is the Year 2000 readiness of the parties involved in acquisition transactions. Banking organizations whose Year 2000 readiness is in less than satisfactory condition are undergoing special scrutiny in connection with acquisition transactions requiring regulatory approval, and may not be eligible to use expedited application procedures for acquisition transactions

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), Centura and any other bank holding company may now acquire a bank located in any state, subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally permits a bank to branch interstate through acquisitions of banks in other states. By adopting legislation prior to June 1, 1997, a state had the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. In accordance with the Interstate Banking Act all of Centura's banking operations are conducted through Centura Bank. As a result, that bank is now a multi-state bank with branches in North Carolina, South Carolina and Virginia.

         The Bank Holding Company Act prohibits Centura from:

         (1) engaging in activities other than banking, managing, or controlling banks or other permissible subsidiaries; and

         (2) acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits the Federal Reserve considers include greater convenience, increased competition, or gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve has determined the following to be permissible activities of bank holding companies:

         -   factoring accounts receivable;

         -   acquiring or servicing loans;

         -   leasing personal property;

         -   conducting discount securities brokerage activities;

         -   performing certain data processing services;

         - acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions; and

         -   performing certain insurance underwriting activities.

         There are no territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such activity.

         The depository institutions owned by Centura and First Coastal are members of the Federal Deposit Insurance Corporation. Their deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. Each bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The Federal Reserve supervises Centura Bank and the Office of Thrift Supervision supervises First Coastal Bank. These agencies regularly examine the operations of such institutions. They have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         Centura is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of Centura, including cash flow to pay dividends to its stockholders, are dividends from its subsidiary depository institution. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institution to Centura, as well as by Centura and First Coastal to their stockholders.

         As to the payment of dividends, Centura Bank is subject to the laws and regulations of the state of North Carolina, and to the regulations of the Federal Reserve as Centura Bank's primary federal regulator.

         If the federal banking regulator determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At September 30,1998, under dividend restrictions imposed under federal and state laws, Centura Bank, without obtaining governmental approvals, could declare aggregate dividends to Centura of approximately $65.8 million.

         The payment of dividends by Centura and its bank subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         Centura and Centura Bank are required to comply with the capital adequacy standards established by the Federal Reserve. There are two basic measures of capital adequacy for bank holding companies and the depository institutions that they own: a risk-based measure and a leverage measure.

All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1998, Centura's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 10.86% and 10.38%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Centura's Leverage Ratio at September 30, 1998, was 7.85%. The guidelines also provide that bank holding companies that experience internal growth or make acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Centura Bank is subject to risk-based and leverage capital requirements adopted by the Federal Reserve. Those requirements are similar to those adopted by the Federal Reserve for bank holding companies. Centura Bank was in compliance with those minimum capital requirements as of September 30, 1998. No federal banking agency has advised Centura or its bank subsidiaries of any specific minimum capital ratio requirement applicable to it.

         A bank or thrift that fails to meet its capital guidelines may be subject to a variety of enforcement remedies and certain other restrictions on its business. Remedies could include the issuance of a capital directive, the termination of deposit insurance by the Federal Deposit Insurance Corporation, and a prohibition on the taking of brokered deposits. As described below, substantial additional restrictions can be imposed upon Federal Deposit Insurance Corporation-insured depository institutions that fail to meet their capital requirements. See "-- Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise the capital requirements that apply to banks beyond their current levels. The Federal Reserve, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have proposed an amendment to the risk-based capital standards that would calculate the change in a bank's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The Office of Thrift Supervision has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, Centura is expected to act as a source of financial strength for, and commit its resources to support, Centura Bank. This support may be required at times when Centura may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its bank subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

PROMPT CORRECTIVE ACTION

         The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). With respect to institutions in the three undercapitalized categories, the regulators must take certain supervisory actions, and are authorized to take other discretionary actions. The severity of the actions will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified the relevant capital level for each category.

         An institution is deemed to be well capitalized if it:

         -   has a Total Capital Ratio of 10% or greater;

         -   has a Tier 1 Capital Ratio of 6.0% or greater;

         -   has a Leverage Ratio of 5.0% or greater; and

         - is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by its federal banking agency.

An institution is considered to be adequately capitalized if it has:

         -   a Total Capital Ratio of 8.0% or greater;

         -   a Tier 1 Capital Ratio of 4.0% or greater; and

         -   a Leverage Ratio of 4.0% or greater.

A depository institution is considered to be undercapitalized if it has:

         -   a Total Capital Ratio of less than 8.0%;

         -   a Tier 1 Capital Ratio of less than 4.0%; or

         -   a Leverage Ratio of less than 4.0%.

A depository institution is considered to be significantly undercapitalized if it has:

         -   a Total Capital Ratio of less than 6.0%;

         -   a Tier 1 Capital Ratio of less than 3.0%; or

         -   a Leverage Ratio of less than 3.0%.

An institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. "Tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets, with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. In addition, a bank holding company must guarantee that a subsidiary bank meet its capital restoration plan. This obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. Except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation, an undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business. In addition, its federal banking agency is given authority with respect to any undercapitalized institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution if it determines "that those actions are necessary to carry out the purpose" of the Federal Deposit Insurance Corporation Improvement Act of 1991.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, its federal banking agency must require the institution to:

         (1) sell enough shares, including voting shares, to become adequately capitalized;

         (2) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver;

         (3)      restrict certain transactions with its banking affiliates;

         (4)      restrict transactions with bank or non-bank affiliates;

         (5) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";

         (6)      restrict asset growth or reduce total assets;

         (7)      alter, reduce, or terminate activities;

         (8)      hold a new election of directors;

         (9) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

         (10)     employ "qualified" senior executive officers;

         (11) cease accepting deposits from correspondent depository institutions;

         (12) divest certain nondepository affiliates which pose a danger to the institution; or

         (13) be divested by a parent holding company. In addition, without the prior approval of its federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

                      DESCRIPTION OF CENTURA CAPITAL STOCK

         Centura is authorized to issue 50,000,000 shares of Centura common stock, of which 26,560,264 shares were issued and outstanding as of September 30, 1998. Centura is also authorized to issue 25,000,000 shares of Centura no par value preferred stock, none of which is issued and outstanding.

         Holders of Centura common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. The ability of Centura to pay dividends is affected by the ability of its subsidiary depository institution to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1998, under such requirements and guidelines, Centura's subsidiary depository institution had $65.8 million of undivided profits legally available for the payment of dividends. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

         For a further description of Centura Capital Stock, See "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS" on page __.

                                  OTHER MATTERS

         As of the date of this proxy statement-prospectus, First Coastal's board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. However, if any other matters properly come before the special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy as to any such matters.

                              STOCKHOLDER PROPOSALS

         First Coastal will hold its 1999 annual meeting of stockholders only if the merger is not consummated. In order to be eligible for inclusion in First Coastal's proxy materials for the 1999 annual meeting, if held, any stockholder proposal to take action at such meeting must have been received at First Coastal's executive offices at 2101 Parks Avenue, Virginia Beach, Virginia 23451, no later than November 23, 1998. However, if the date of First Coastal's 1999 annual meeting changes by more than 30 days from the date of last year's meeting, then the deadline for any such proposals is a reasonable time before First Coastal prints and mails its proxy materials. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities and Exchange Act of 1934, Virginia law and First Coastal's articles of incorporation and bylaws.

         Centura expects to hold its next annual meeting of stockholders in April 1999, after the merger. Under the SEC rules, proposals of Centura stockholders intended to be presented at that meeting must have been received by Centura at its principal executive offices no later than November 11, 1998, to be included in the proxy statement for the meeting.

                                     EXPERTS

         The consolidated financial statements of Centura Banks, Inc. and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of First Coastal Bankshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                                    OPINIONS

         The legality of the shares of Centura common stock to be issued in the merger will be passed upon by Joseph A. Smith, Jr., General Counsel and Corporate Secretary of Centura. Joseph A. Smith, Jr. is an officer of and stockholder, and receives compensation from, Centura.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Washington, D.C..

                       WHERE YOU CAN FIND MORE INFORMATION

         Centura and First Coastal file annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also inspect reports, proxy and information statements, and other information about Centura at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         Centura filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Centura common stock offered to the First Coastal stockholders. The registration statement contains additional information about Centura and the Centura common stock. The SEC allows Centura to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the SEC's public reference facilities described above.

         This proxy statement-prospectus incorporates important business and financial information about Centura and First Coastal that is not included in or delivered with this proxy statement-prospectus. The following documents filed with the SEC by Centura are incorporated by reference in this proxy statement-prospectus (SEC File No. 1-10646):

         (1) Centura's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         (2) Centura's Quarterly Reports on Form 10-Q for the three months ended March 31, 1998, June 30, 1998, and September 30, 1998;

         (3) Centura's Current Reports on Form 8-K dated January 7, April 6, July 6, October 5 and November 3, 1998;

         (4) The description of the current management and board of directors of Centura contained in the proxy statement of Centura filed pursuant to Section 14(a) of the Exchange Act for Centura's Annual Meeting of Stockholders held on April 15, 1998;

         The following documents filed with the SEC by First Coastal are incorporated by reference in this proxy statement-prospectus (SEC File No. 0-19398):

         (1) First Coastal's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         (2) First Coastal's Quarterly Reports on Form 10-Q for the three months ended March 31, 1998, June 30, 1998, and September 30, 1998;

         (3)      First Coastal's Current Report on Form 8-K dated October 28,
                  1998;

         This proxy statement-prospectus is accompanied by a copy of First Coastal's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and First Coastal's quarterly report on Form 10-Q for the quarter ended September 30, 1998.

         Centura and First Coastal also incorporate by reference additional documents filed by them pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and prior to final adjournment of the special meeting. Any statement contained in this proxy statement-prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement-prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.

         You may obtain copies of the information incorporated by reference in this proxy statement-prospectus upon written or oral request. The inside front cover of this proxy statement-prospectus contains information about how such requests should be made.

         All information contained in this proxy statement-prospectus or incorporated herein by reference with respect to Centura was supplied by Centura, and all information contained in this proxy statement-prospectus with respect to First Coastal was supplied by First Coastal.

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         FIRST COASTAL BANKSHARES, INC.

                                       AND

                               CENTURA BANKS, INC.

                          DATED AS OF OCTOBER 28, 1998

                               TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                         ------
Parties     ..............................................................................................A-6


Preamble    ..............................................................................................A-6

ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER..............................................................A-7
     1.1     Merger.......................................................................................A-7
     1.2     Time and Place of Closing....................................................................A-7
     1.3     Effective Time...............................................................................A-7
     1.4     Execution of Stock Option Agreement..........................................................A-7
     1.5     Restructure of Transaction...................................................................A-7

ARTICLE 2 - TERMS OF MERGER...............................................................................A-8
     2.1     Articles of Incorporation....................................................................A-8
     2.2     Bylaws.......................................................................................A-8
     2.3     Directors and Officers.......................................................................A-8

ARTICLE 3 - MANNER OF CONVERTING SHARES...................................................................A-8
     3.1     Conversion of Shares.........................................................................A-8
     3.2     Anti-Dilution Provisions.....................................................................A-9
     3.3     Shares Held by First Coastal or Centura......................................................A-9
     3.4     Fractional Shares............................................................................A-9
     3.5     Conversion of Stock Rights..................................................................A-10

ARTICLE 4 - EXCHANGE OF SHARES...........................................................................A-11
     4.1     Exchange Procedures.........................................................................A-11
     4.2     Rights of Former First Coastal Stockholders.................................................A-12

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF FIRST COASTAL..............................................A-13
     5.1     Organization, Standing, and Power...........................................................A-13
     5.2     Authority; No Breach By Agreement...........................................................A-13
     5.3     Capital Stock...............................................................................A-14
     5.4     First Coastal Subsidiaries..................................................................A-14
     5.5     SEC Filings; Financial Statements...........................................................A-15
     5.6     Absence of Undisclosed Liabilities..........................................................A-16
     5.7     Absence of Certain Changes or Events........................................................A-16
     5.8     Tax Matters.................................................................................A-16
     5.9     Assets......................................................................................A-17
     5.10    Environmental Matters.......................................................................A-18
     5.11    Compliance with Laws........................................................................A-19
     5.12    Labor Relations.............................................................................A-20
     5.13    Employee Benefit Plans......................................................................A-20
     5.14    Material Contracts..........................................................................A-22
     5.15    Legal Proceedings...........................................................................A-23
     5.16    Reports.....................................................................................A-23
     5.17    Statements True and Correct.................................................................A-24
     5.18    Tax and Regulatory Matters..................................................................A-24

     5.19    State Takeover Laws.........................................................................A-24
     5.20    Charter Provisions..........................................................................A-24
     5.21    Derivatives.................................................................................A-25
     5.22    Year 2000...................................................................................A-25

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF CENTURA....................................................A-25
     6.1     Organization, Standing, and Power...........................................................A-25
     6.2     Authority; No Breach By Agreement...........................................................A-25
     6.3     Capital Stock...............................................................................A-26
     6.4     Centura Subsidiaries........................................................................A-26
     6.5     SEC Filings; Financial Statements...........................................................A-27
     6.6     Absence of Undisclosed Liabilities..........................................................A-28
     6.7     Absence of Certain Changes or Events........................................................A-28
     6.8     Tax Matters.................................................................................A-28
     6.9     Assets......................................................................................A-30
     6.10    Environmental Matters.......................................................................A-30
     6.11    Compliance with Laws........................................................................A-31
     6.12    Labor Relations.............................................................................A-32
     6.13    Legal Proceedings...........................................................................A-32
     6.14    Reports.....................................................................................A-32
     6.15    Statements True and Correct.................................................................A-33
     6.16    Tax and Regulatory Matters..................................................................A-33
     6.17    Derivatives.................................................................................A-33
     6.18    Year 2000...................................................................................A-33

ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION.....................................................A-33
     7.1     Affirmative Covenants of First Coastal......................................................A-33
     7.2     Negative Covenants of First Coastal.........................................................A-34
     7.3     Covenants of Centura........................................................................A-36
     7.4     Adverse Changes in Condition................................................................A-36
     7.5     Reports.....................................................................................A-37

ARTICLE 8 - ADDITIONAL AGREEMENTS........................................................................A-37
     8.1     Registration Statement; Proxy Statement; Stockholder Approval...............................A-37
     8.2     Exchange Listing............................................................................A-37
     8.3     Applications................................................................................A-38
     8.4     Filings with State Offices..................................................................A-38
     8.5     Agreement as to Efforts to Consummate.......................................................A-38
     8.6     Investigation and Confidentiality...........................................................A-38
     8.7     Press Releases..............................................................................A-39
     8.8     Certain Actions.............................................................................A-39
     8.9     Accounting and Tax Treatment................................................................A-40
     8.10    State Takeover Laws.........................................................................A-40
     8.11    Charter Provisions..........................................................................A-40
     8.12    Agreement of Affiliates.....................................................................A-40
     8.13    Employee Benefits and Contracts.............................................................A-41
     8.14    Indemnification.............................................................................A-41

     8.15    Assumption of Agreement.....................................................................A-43

ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE............................................A-43
     9.1     Conditions to Obligations of Each Party.....................................................A-43
     9.2     Conditions to Obligations of Centura........................................................A-45
     9.3     Conditions to Obligations of First Coastal..................................................A-46

ARTICLE 10 - TERMINATION.................................................................................A-47
     10.1     Termination................................................................................A-47
     10.2     Effect of Termination......................................................................A-48
     10.3     Non-Survival of Representations and Covenants..............................................A-48

ARTICLE 11 - MISCELLANEOUS...............................................................................A-48
     11.1     Definitions................................................................................A-48
     11.2     Expenses...................................................................................A-57
     11.3     Brokers and Finders........................................................................A-58
     11.4     Entire Agreement...........................................................................A-58
     11.5     Amendments.................................................................................A-58
     11.6     Waivers....................................................................................A-58
     11.7     Assignment.................................................................................A-59
     11.8     Notices....................................................................................A-59
     11.9     Governing Law..............................................................................A-60
     11.10    Counterparts...............................................................................A-60
     11.11    Captions...................................................................................A-60
     11.12    Interpretations............................................................................A-60
     11.13    Enforcement of Agreement...................................................................A-60
     11.14    Severability...............................................................................A-61

Signatures    ...........................................................................................A-61

                                LIST OF EXHIBITS

EXHIBIT NUMBER                 DESCRIPTION
--------------                 -----------

          1.               Form of Stock Option Agreement.

          2.               Form of Affiliate Agreement.

                          AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of October 28, 1998, by and between FIRST COASTAL BANKSHARES, INC. ("First Coastal"), a corporation organized and existing under the Laws of the Commonwealth of Virginia, with its principal office located in Virginia Beach, Virginia; and CENTURA BANKS, INC. ("Centura"), a corporation organized and existing under the Laws of the State of North Carolina, with its principal office located in Rocky Mount, North Carolina.

                                    PREAMBLE

          The Boards of Directors of First Coastal and Centura are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of First Coastal by Centura pursuant to the merger (the "Merger") of First Coastal with and into Centura. At the effective time of the Merger, the outstanding shares of the capital stock of First Coastal shall be converted into shares of the common stock of Centura (except as provided herein). As a result, stockholders of First Coastal shall become stockholders of Centura, and each of the subsidiaries of First Coastal shall continue to conduct its business and operations as a subsidiary of Centura. The transactions described in this Agreement are subject to the approvals of the stockholders of First Coastal, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) for accounting purposes shall qualify for treatment as a pooling of interests.

          Immediately after the execution and delivery of this Agreement, as a condition and inducement to Centura's willingness to enter into this Agreement, First Coastal and Centura are entering into a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 1, pursuant to which First Coastal is granting to Centura an option to purchase shares of First Coastal Common Stock ".

          Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

          NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties, intending to be legally bound, agree as follows:

                                    ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

          1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, First Coastal shall be merged with and into Centura in accordance with the provisions of Section 13.1-722 of the VSCA and with the effect provided in Section 13.1-721 of the VSCA and Section 55-11-07 of the NCBCA and with the effect provided in Section 55-11-06 of the NCBCA (the "Merger"). Centura shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of North Carolina. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of First Coastal and Centura.

          1.2    TIME AND PLACE OF CLOSING. The consummation of the Merger
(the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

          1.3 EFFECTIVE TIME. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Virginia Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the Commonwealth of Virginia and the North Carolina Articles of Merger shall become effective with the Secretary of State of the State of North Carolina (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the 30th day (as designated by Centura) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of First Coastal approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law.

          1.4 EXECUTION OF STOCK OPTION AGREEMENT. Simultaneously with the execution of this Agreement by the Parties and as a condition thereto, First Coastal is executing and delivering to Centura the Stock Option Agreement, pursuant to which First Coastal is granting to Centura an option to purchase shares of First Coastal Common Stock.

          1.5 RESTRUCTURE OF TRANSACTION. Centura shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve Tax benefits or for any other reason which Centura may deem advisable; provided, however, that Centura shall not have the right, without the approval of the Board of Directors of First Coastal and, if required by applicable Law, the holders of First Coastal Common Stock, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of First Coastal Common Stock are entitled to receive (determined in the manner provided in Section 4.1 of this Agreement); (ii) changes the intended tax-free effects of the Merger to Centura, First Coastal, or the holders of shares of First Coastal Common Stock or changes the intended pooling-of-interests accounting treatment; (iii) would permit Centura to pay the consideration other than by delivery of Centura Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be Materially adverse to the interests of First Coastal or adverse to the holders of shares of First Coastal Common Stock; or (v) would Materially impede or delay consummation of the Merger. Centura may exercise this right of revision by giving written notice to First Coastal in the manner provided in Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Agreement and Plan of Merger.

                                    ARTICLE 2
                                 TERMS OF MERGER

          2.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of Centura in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.2 BYLAWS. The Bylaws of Centura in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.3 DIRECTORS AND OFFICERS. The directors of Centura in office immediately prior to the Effective Time, together with one current member of the Board of Directors of First Coastal, to be jointly selected by First Coastal and Centura, and such additional persons as thereafter elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Centura in office immediately prior to the Effective Time, together with such additional officers as thereafter elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

          3.1    CONVERSION OF SHARES. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Centura or First Coastal, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Centura Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of First Coastal Common Stock (excluding shares held by any First Coastal Company or any Centura Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .34 of a share of Centura Common Stock (subject to adjustment as described below, the "Exchange Ratio"); provided, however, that: (i) in the event the Average Closing Price is less than $58.7563 and greater than or equal to $51.8438, then the Exchange Ratio shall equal the quotient obtained by dividing (a) the product obtained by multiplying (1) the Exchange Ratio (as then in effect) and (2) $58.7563 by (b) the Average Closing Price; and (ii) in the event the Average Closing Price is greater than $79.4938 and less than or equal to $86.4063, then the Exchange Ratio shall equal the quotient obtained by dividing (a) the product obtained by multiplying (1) the Exchange Ratio (as then in effect) and (2) $79.4938 by (b) the Average Closing Price.

          3.2 ANTI-DILUTION PROVISIONS. In the event First Coastal changes the number of shares of First Coastal Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Centura changes the number of shares of Centura Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

          3.3 SHARES HELD BY FIRST COASTAL OR CENTURA. Each of the shares of First Coastal Common Stock held by any First Coastal Company or by any Centura Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

          3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of First Coastal Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Centura Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Centura Common Stock multiplied by the market value of one share of Centura Common Stock at the Effective Time. The market value of one share of Centura Common Stock at the Effective Time shall be the closing price of Centura Common Stock on the New York Stock Exchange - Composite Transaction List (as reported by The Wall Street Journal or, if not reported thereby,





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

any other authoritative source selected by Centura) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.


          3.5    CONVERSION OF STOCK RIGHTS.

                 (a) At the Effective Time, each award, option, or other right to purchase or acquire shares of First Coastal Common Stock pursuant to stock options, stock appreciation rights, or stock awards ("First Coastal Rights") granted by First Coastal under the First Coastal Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Centura Common Stock, and Centura shall assume each First Coastal Right, in accordance with the terms of the First Coastal Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Centura and its Compensation Committee shall be substituted for First Coastal and the Committee of First Coastal's Board of Directors (including, if applicable, the entire Board of Directors of First Coastal) administering such First Coastal Stock Plan, (ii) each First Coastal Right assumed by Centura may be exercised solely for shares of Centura Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of Centura Common Stock subject to such First Coastal Right shall be equal to the number of shares of First Coastal Common Stock subject to such First Coastal Right immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price (or similar threshold price, in the case of stock awards) under each such First Coastal Right shall be adjusted by dividing the per share exercise (or threshold) price under each such First Coastal Right by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, Centura shall not be obligated to issue any fraction of a share of Centura Common Stock upon exercise of First Coastal Rights and any fraction of a share of Centura Common Stock that otherwise would be subject to a converted First Coastal Right shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of Centura Common Stock and the per share exercise price of such Right. The market value of one share of Centura Common Stock shall be the closing price of Centura Common Stock on the New York Stock Exchange Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Centura) on the last trading day preceding the date of exercise of the First Coastal Right. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.5, each First Coastal Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. Centura agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

                 (b) As soon as reasonably practicable after the Effective Time, Centura shall deliver to the participants in each First Coastal Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to such First Coastal Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and Centura shall comply with the terms of each First Coastal Stock Plan to ensure, to the extent required by, and subject to the provisions of, such First Coastal Stock Plan, that First Coastal Rights which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Centura shall take all corporate action necessary to reserve for issuance sufficient shares of Centura Common Stock for delivery upon exercise of First Coastal Rights assumed by it in accordance with this Section 3.5. As soon as reasonably practicable after the Effective Time, Centura shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Centura Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Centura shall administer the First Coastal Stock Plan assumed pursuant to this
Section 3.5 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act.

                 (c) All restrictions or limitations on transfer with respect to First Coastal Common Stock awarded under the First Coastal Stock Plans or any other plan, program, or arrangement of any First Coastal Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Centura Common Stock into which such restricted stock is converted pursuant to
Section 3.1 of this Agreement.

                                    ARTICLE 4

                               EXCHANGE OF SHARES

          4.1    EXCHANGE PROCEDURES. Promptly after the Effective Time,
Centura and First Coastal shall cause the exchange agent selected by Centura (the "Exchange Agent") to mail to the former stockholders of First Coastal appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First Coastal Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of First Coastal Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of First Coastal Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Centura Common Stock to which such holder may be otherwise entitled (without interest). Centura shall not be obligated to deliver the consideration to which any former holder of First Coastal Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of First Coastal Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of First Coastal Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of First Coastal Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

          4.2 RIGHTS OF FORMER FIRST COASTAL STOCKHOLDERS. At the Effective Time, the stock transfer books of First Coastal shall be closed as to holders of First Coastal Common Stock immediately prior to the Effective Time and no transfer of First Coastal Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of First Coastal Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by First Coastal in respect of such shares of First Coastal Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of First Coastal shall be entitled to vote after the Effective Time at any meeting of Centura stockholders the number of whole shares of Centura Common Stock into which their respective shares of First Coastal Common Stock are converted, regardless of whether such holders have exchanged their certificates representing First Coastal Common Stock for certificates representing Centura Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Centura on the Centura Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of Centura Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of First Coastal Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in
Section 4.1 of this Agreement. However, upon surrender of such First Coastal Common Stock certificate, both the Centura Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                    ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF FIRST COASTAL

          First Coastal hereby represents and warrants to Centura as follows:

          5.1 ORGANIZATION, STANDING, AND POWER. First Coastal is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. First Coastal is duly qualified or licensed to transact business as a foreign corporation in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

          5.2    AUTHORITY; NO BREACH BY AGREEMENT.

                 (a) First Coastal has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Coastal, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of First Coastal Common Stock entitled to be cast thereon, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by First Coastal. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of First Coastal, enforceable against First Coastal in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                 (b) Neither the execution and delivery of this Agreement by First Coastal, nor the consummation by First Coastal of the transactions contemplated hereby, nor compliance by First Coastal with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of First Coastal's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First Coastal Company under, any Contract or Permit of any First Coastal Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this


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

Agreement, violate any Law or Order applicable to any First Coastal Company or any of their respective Material Assets.

                 (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by First Coastal of the Merger and the other transactions contemplated in this Agreement.

          5.3    CAPITAL STOCK.

                 (a) The authorized capital stock of First Coastal consists, as of the date of this Agreement, of (i) 10,000,000 shares of First Coastal Common Stock, of which 4,986,541 shares are issued and outstanding as of the date of this Agreement and, not more than 5,437,791 shares will be issued and outstanding at the Effective Time, and (ii) 5,000,000 shares of First Coastal Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement and no shares of First Coastal Preferred Stock will be issued and outstanding as of the Effective Time. All of the issued and outstanding shares of First Coastal Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the VSCA. None of the outstanding shares of First Coastal Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of First Coastal.

                 (b) Except as set forth in Section 5.3(a) of this Agreement or as provided pursuant to the First Coastal Stock Plans or the Stock Option Agreement, there are no shares of capital stock or other equity securities of First Coastal outstanding and no outstanding Rights relating to the capital stock of First Coastal.

          5.4    FIRST COASTAL SUBSIDIARIES. First Coastal has disclosed in
Section 5.4 of the First Coastal Disclosure Memorandum all of the First Coastal Subsidiaries as of the date of this Agreement. First Coastal or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each First Coastal Subsidiary. No equity securities of any First Coastal Subsidiary are or may become required to be issued (other than to another First Coastal Company) by reason of any Rights, and there are no Contracts by which any First Coastal Subsidiary is bound to issue (other than to another First Coastal Company) additional shares of its capital stock or Rights or by which any First Coastal Company is or may be bound to transfer any shares of the capital stock of any First Coastal Subsidiary (other than to another First Coastal Company). There are no Contracts relating to the rights of any First Coastal Company to vote or to dispose of any shares of the capital stock of any First Coastal Subsidiary. All of the shares of capital stock of each First Coastal Subsidiary held by a First Coastal Company are duly authorized, validly issued, and fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the First Coastal Company free and clear of any Lien. Each First Coastal Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each First Coastal Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. Each First Coastal Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings Association Insurance Fund.

          5.5  SEC FILINGS; FINANCIAL STATEMENTS.

               (a) First Coastal has filed and made available to Centura all forms, reports, and documents required to be filed by First Coastal with the SEC since December 31, 1994 (collectively, the "First Coastal SEC Reports"). The First Coastal SEC Reports (i) at the time filed, complied as to form in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such First Coastal SEC Reports or necessary in order to make the statements in such First Coastal SEC Reports, in light of the circumstances under which they were made, not misleading. Except for First Coastal Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the First Coastal Subsidiaries, none of First Coastal's Subsidiaries is required to file any forms, reports, or other documents with the SEC.

               (b) Each of the First Coastal Financial Statements (including, in each case, any related notes) contained in the First Coastal SEC Reports, including any First Coastal SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of First Coastal and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements

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
were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

          5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No First Coastal Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, except Liabilities which are accrued or reserved against in the consolidated balance sheets of First Coastal as of June 30, 1998, included in the First Coastal Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to June 30, 1998. No First Coastal Company has incurred or paid any Liability since June 30, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

          5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1998, except as disclosed in the First Coastal Financial Statements or Section 5.7 of the First Coastal Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, and (ii) the First Coastal Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

          5.8  TAX MATTERS.

               (a) All Tax Returns required to be filed by or on behalf of any of the First Coastal Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for the three tax years ended on or before December 31, 1997, and, to the Knowledge of First Coastal, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for the three tax years ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on First Coastal, except to the extent reserved against in the First Coastal Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

               (b) None of the First Coastal Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

               (c) Adequate provision for any Taxes due or to become due for any of the First Coastal Companies for the period or periods through and including the date of the respective First Coastal Financial Statements has been made and is reflected on such First Coastal Financial Statements.

               (d) Each of the First Coastal Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

               (e) Except as set forth in Section 5.8(e) of the First Coastal Disclosure Memorandum, none of the First Coastal Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

               (f) There are no Material Liens with respect to Taxes upon any of the Assets of the First Coastal Companies.

               (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the First Coastal Companies that occurred during or after any Taxable Period in which the First Coastal Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1997.

               (h)  No First Coastal Company has filed any consent under
Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

               (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of Centura, which consent will not be unreasonably withheld.

               (j) No First Coastal Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

          5.9 ASSETS. The First Coastal Companies have marketable title insurable at standard rates, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the First Coastal Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with First Coastal's past practices. All Assets which are Material to First Coastal's business on a consolidated basis, held under leases or subleases by any of the First Coastal Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The First Coastal Companies currently maintain insurance in amounts, scope, and coverage reasonably necessary for their operations. None of the First Coastal Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the First Coastal Companies include all Assets required to operate the business of the First Coastal Companies as presently conducted.

          5.10 ENVIRONMENTAL MATTERS.

               (a) To the Knowledge of First Coastal, each First Coastal Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

               (b) There is no Litigation pending or, to the Knowledge of First Coastal, threatened before any court, governmental agency, or authority, or other forum in which any First Coastal Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any First Coastal Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

               (c) There is no Litigation pending, or to the Knowledge of First Coastal, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or First Coastal in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

               (d) To the Knowledge of First Coastal, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

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
               (e) To the Knowledge of First Coastal and except as disclosed in Section 5.10(e) of the First Coastal Disclosure Memorandum, during the period of (i) any First Coastal Company's ownership or operation of any of their respective current properties, (ii) any First Coastal Company's participation in the management of any Participation Facility, or (iii) any First Coastal Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. Prior to the period of (i) any First Coastal Company's ownership or operation of any of their respective current properties, (ii) any First Coastal Company's participation in the management of any Participation Facility, or (iii) any First Coastal Company's holding of a security interest in a Loan Property, to the Knowledge of First Coastal, except as disclosed in
Section 5.10(e) of the First Coastal Disclosure Memorandum, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

          5.11 COMPLIANCE WITH LAWS. First Coastal is duly registered as a savings and loan holding company under the HOLA. Each First Coastal Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. None of the First Coastal Companies:

              (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal; and

              (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any First Coastal Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, or (iii) requiring any First Coastal Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

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
          5.12 LABOR RELATIONS. No First Coastal Company is the subject of any Litigation asserting that it or any other First Coastal Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other First Coastal Company to bargain with any labor organization as to wages or conditions of employment, nor is any First Coastal Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any First Coastal Company, pending, or to the Knowledge of First Coastal, is there any activity involving any First Coastal Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          5.13 EMPLOYEE BENEFIT PLANS.

               (a) First Coastal has disclosed to Centura in writing prior to the execution of the Agreement and in Section 5.13 of the First Coastal Disclosure Memorandum, and has delivered or made available to Centura prior to the execution of this Agreement correct and complete copies in each case of, all First Coastal Benefits Plans. For purposes of this Agreement, "First Coastal Benefit Plans" means all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any First Coastal Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the First Coastal Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "First Coastal ERISA Plan." Any First Coastal ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "First Coastal Pension Plan." Neither First Coastal nor any First Coastal Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multi-employer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any First Coastal Company that was intended to qualify under
Section 401(a) of the Internal Revenue Code and with respect to which any First Coastal Company has any Liability, is disclosed as such in Section 5.13 of the First Coastal Disclosure Memorandum.

               (b) First Coastal has delivered or made available to Centura prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such First Coastal Benefit Plans (including insurance contracts), and all amendments thereto; (ii) with respect to any such First Coastal Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters,

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
or Material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994; (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any First Coastal Benefit Plan with respect to the most recent plan year; and (iv) the most recent summary plan descriptions and any Material modifications thereto.

               (c) All First Coastal Benefit Plans are in material compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. Each First Coastal ERISA Plan currently maintained by First Coastal which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and First Coastal is not aware of any circumstances which will or could reasonably result in revocation of any such favorable determination letter. Each trust created under any First Coastal ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and First Coastal is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each First Coastal Benefit Plan to the Knowledge of First Coastal, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on First Coastal. There is no Material pending or, to the Knowledge of First Coastal, threatened Litigation relating to any First Coastal ERISA Plan.

               (d) No First Coastal Company has engaged in a transaction with respect to any First Coastal Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any First Coastal Company to a Material Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. Neither First Coastal nor any administrator or fiduciary of any First Coastal Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject First Coastal to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Coastal. To its Knowledge, no oral or written representation or communication with respect to any aspect of the First Coastal Benefit Plans has been made to employees of any First Coastal Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on First Coastal.

               (e) Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any First Coastal Pension Plan,

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
(ii) no change in the actuarial assumptions with respect to any First Coastal Pension Plan, and (iii) no increase in benefits under any First Coastal Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. Neither any First Coastal Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any First Coastal Company, or the single-employer plan of any entity which is considered one employer with First Coastal under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (a "First Coastal ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. All contributions with respect to a First Coastal Pension Plan or any single-employer plan of a First Coastal ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code
Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code
Section 4971. No First Coastal Company has provided, or is required to provide, security to a First Coastal Pension Plan or to any single-employer plan of a First Coastal ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by First Coastal, except to the extent any failure would not have a Material Adverse Effect on First Coastal.

               (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any First Coastal Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any First Coastal ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except to the extent any failure would not have a Material Adverse Effect on First Coastal).

               (g) No First Coastal Company has any obligations for retiree health and retiree life benefits under any of the First Coastal Benefit Plans other than with respect to benefit coverage mandated by applicable Law.

               (h) Except as disclosed in Section 5.13(h) of the First Coastal Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves,
(i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any First Coastal Company from any First Coastal Company under any First Coastal Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First Coastal Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          5.14 MATERIAL CONTRACTS. Except as disclosed in Section 5.14 of the First Coastal Disclosure Memorandum, none of the First Coastal Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any First Coastal Company or the guarantee by any First Coastal Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by First Coastal with the SEC as of the date of this Agreement that has not been filed as an exhibit to First Coastal's Form 10-K filed for the fiscal year ended December 31, 1997, or in another SEC Document and identified to Centura (together with all Contracts referred to in Sections 5.8 and 5.13 (a) of this Agreement, the "First Coastal Contracts"). With respect to each First Coastal Contract: (i) the Contract is in full force and effect; (ii) no First Coastal Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal;
(iii) no First Coastal Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of First Coastal, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any First Coastal Company for money borrowed is prepayable at any time by such First Coastal Company without penalty or premium.

          5.15 LEGAL PROCEEDINGS.

               (a) There is no Litigation instituted or pending, or, to the Knowledge of First Coastal, threatened against any First Coastal Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any First Coastal Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal.

               (b) Section 5.15 (b) of the First Coastal Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any First Coastal Company is a party and which names a First Coastal Company as a defendant or cross-defendant and where the maximum exposure is estimated to be $50,000 or more.

          5.16 REPORTS. Since January 1, 1995, or the date of organization if later, to its Knowledge, each First Coastal Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Coastal. As of their respective dates, each

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
of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

          5.17 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any First Coastal Company or any Affiliate thereof regarding First Coastal or such Affiliate for inclusion in the Registration Statement to be filed by Centura with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any First Coastal Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to First Coastal's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of First Coastal, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any First Coastal Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

          5.18 TAX AND REGULATORY MATTERS. No First Coastal Company or any Affiliate thereof has taken or agreed to take any action, and First Coastal has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

          5.19 STATE TAKEOVER LAWS. Each First Coastal Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the Commonwealth of Virginia (collectively, "Takeover Laws").

          5.20 CHARTER PROVISIONS. Each First Coastal Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any First Coastal Company or restrict or impair the ability of Centura or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any First Coastal Company that may be directly or indirectly acquired or controlled by it.

          5.21 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for First Coastal's own account, or for the account of one or more the First Coastal Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

          5.22 YEAR 2000. First Coastal has disclosed to Centura a complete and accurate copy of First Coastal's plan, including an estimate of the anticipated associated costs, for implementing modifications to First Coastal's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, First Coastal shall endeavor to continue its efforts to implement such plan.


                                   ARTICLE 6
                   REPRESENTATIONS AND WARRANTIES OF CENTURA

          Centura hereby represents and warrants to First Coastal as follows:

          6.1 ORGANIZATION, STANDING, AND POWER. Centura is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Centura is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

          6.2  AUTHORITY; NO BREACH BY AGREEMENT.

               (a) Centura has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Centura. This Agreement represents a legal, valid, and binding obligation of Centura, enforceable against Centura in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except

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that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

               (b) Neither the execution and delivery of this Agreement by Centura, nor the consummation by Centura of the transactions contemplated hereby, nor compliance by Centura with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Centura's Articles of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Centura Company under, any Contract or Permit of any Centura Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Centura Company or any of their respective Material Assets, or (iv) require the approval of Centura stockholders.

               (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the New York Stock Exchange, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Centura of the Merger and the other transactions contemplated in this Agreement.

          6.3 CAPITAL STOCK. The authorized capital stock of Centura consists, as of the date of this Agreement, of (i) 50,000,000 shares of Centura Common Stock, of which 26,536,602 shares were issued and outstanding as of June 30, 1998, and (ii) 25,000,000 shares of Centura Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Centura Common Stock are, and all of the shares of Centura Common Stock to be issued in exchange for shares of First Coastal Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the NCBCA. None of the outstanding shares of Centura Common Stock has been, and none of the shares of Centura Common Stock to be issued in exchange for shares of First Coastal Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Centura.

          6.4 CENTURA SUBSIDIARIES. Except as set forth in Section 6.4 of the Centura Disclosure Memorandum, Centura or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Centura Subsidiary. No equity securities of any Centura Subsidiary are or may become required to be issued (other than to another Centura Company) by reason of any Rights, and there are no Contracts by which any Centura Subsidiary is

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bound to issue (other than to another Centura Company) additional shares of its capital stock or Rights or by which any Centura Company is or may be bound to transfer any shares of the capital stock of any Centura Subsidiary (other than to another Centura Company). There are no Contracts relating to the rights of any Centura Company to vote or to dispose of any shares of the capital stock of any Centura Subsidiary. All of the shares of capital stock of each Centura Subsidiary held by a Centura Company are fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Centura Company free and clear of any Lien. Each Centura Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Centura Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura. Each Centura Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

          6.5  SEC FILINGS; FINANCIAL STATEMENTS.

               (a) Centura has filed and made available to First Coastal all forms, reports, and documents required to be filed by Centura with the SEC since December 31, 1994 (collectively, the "Centura SEC Reports"). The Centura SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Centura SEC Reports or necessary in order to make the statements in such Centura SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Centura Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the Centura Subsidiaries, none of Centura Subsidiaries is required to file any forms, reports, or other documents with the SEC.

               (b) Each of the Centura Financial Statements (including, in each case, any related notes) contained in the Centura SEC Reports, including any Centura SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial

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
statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Centura and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

          6.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Centura Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Centura as of June 30, 1998, included in the Centura Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to June 30, 1998. No Centura Company has incurred or paid any Liability since June 30, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

          6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1998, except as disclosed in the Centura Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, and (ii) the Centura Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

          6.8  TAX MATTERS.

               (a) All Tax Returns required to be filed by or on behalf of any of the Centura Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for the three tax years ended on or before December 31, 1997, and, to the Knowledge of Centura, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for the three tax years ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. Except as set forth in Section 6.8 of the Centura Disclosure Memorandum, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Centura, except to the extent reserved against in the Centura Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

               (b) Except as set forth in Section 6.8 of the Centura Disclosure Memorandum, none of the Centura Companies has executed an extension or waiver of any statute

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
of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

               (c) Adequate provision for any Taxes due or to become due for any of the Centura Companies for the period or periods through and including the date of the respective Centura Financial Statements has been made and is reflected on such Centura Financial Statements.

               (d) Each of the Centura Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

               (e) None of the Centura Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

               (f) There are no Material Liens with respect to Taxes upon any of the Assets of the Centura Companies.

               (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Centura Companies that occurred during or after any Taxable Period in which the Centura Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1997.

               (h) No Centura Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

               (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of First Coastal, which consent will not be unreasonably withheld.

               (j) Except as set forth in Section 6.8(j) of the Centura Disclosure Memorandum, no Centura Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

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
          6.9 ASSETS. The Centura Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the Centura Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Centura's past practices. All Assets which are Material to Centura's business on a consolidated basis, held under leases or subleases by any of the Centura Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Centura Companies currently maintain insurance similar in amounts, scope, and coverage reasonably necessary for their operations.
None of the Centura Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the Centura Companies include all Assets required to operate the business of the Centura Companies as presently conducted.

          6.10 ENVIRONMENTAL MATTERS.

               (a) To the Knowledge of Centura, each Centura Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

               (b) There is no Litigation pending or, to the Knowledge of Centura, threatened before any court, governmental agency, or authority, or other forum in which any Centura Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Centura Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

               (c) There is no Litigation pending or, to the Knowledge of Centura, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or Centura in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation

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
pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

               (d) To the Knowledge of Centura, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

               (e) To the Knowledge of Centura, during the period of (i) any Centura Company's ownership or operation of any of their respective current properties, (ii) any Centura Company's participation in the management of any Participation Facility, or (iii) any Centura Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura. Prior to the period of (i) any Centura Company's ownership or operation of any of their respective current properties,
(ii) any Centura Company's participation in the management of any Participation Facility, or (iii) any Centura Company's holding of a security interest in a Loan Property, to the Knowledge of Centura, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

          6.11 COMPLIANCE WITH LAWS. Centura is duly registered as a bank holding company under the BHC Act. Each Centura Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura. None of the Centura Companies:

              (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura; and

              (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Centura Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, or
    (iii) requiring any Centura Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts

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    materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

          6.12 LABOR RELATIONS. No Centura Company is the subject of any Litigation asserting that it or any other Centura Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Centura Company to bargain with any labor organization as to wages or conditions of employment, nor is any Centura Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any Centura Company, pending or threatened, or to the Knowledge of Centura, is there any activity involving any Centura Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          6.13 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Centura, threatened against any Centura Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Centura Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura.

          6.14 REPORTS. Since January 1, 1995, or the date of organization if later, each Centura Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Centura. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.


          6.15 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any Centura Company or any Affiliate thereof regarding Centura or such Affiliate for inclusion in the Registration Statement to be filed by Centura with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Centura Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to First Coastal's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of First Coastal, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the

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
Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any Centura Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

          6.16 TAX AND REGULATORY MATTERS. No Centura Company or any Affiliate thereof has taken or agreed to take any action, and Centura has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

          6.17 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Centura's own account, or for the account of one or more the Centura Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

          6.18 YEAR 2000. Centura has disclosed to First Coastal a complete and accurate copy of Centura's plan, including an estimate of the anticipated associated costs, for implementing modifications to Centura's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Centura shall endeavor to continue its efforts to implement such plan.


                                   ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

          7.1 AFFIRMATIVE COVENANTS OF FIRST COASTAL. Unless the prior written consent of the duly authorized officer of Centura shall have been obtained, and except as otherwise expressly contemplated herein, First Coastal shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all Material respects its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would
(x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of
Section 9.1(b) and (c) of this Agreement,

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
or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

          7.2 NEGATIVE COVENANTS OF FIRST COASTAL. Except as contemplated by this Agreement or the Supplemental Letter, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, First Coastal covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of Centura, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any First Coastal Company or, except as expressly contemplated by this Agreement, the First Coastal Rights Agreement, or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a First Coastal Company to another First Coastal Company) in excess of an aggregate of $350,000 (for the First Coastal Companies on a consolidated basis), except in the ordinary course of business and consistent with past practices (which shall include, for First Coastal Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any First Coastal Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the First Coastal Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First Coastal Company, or declare or pay any dividend or make any other distribution in respect of First Coastal's capital stock, provided that First Coastal may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of First Coastal Common Stock at a rate of $0.06 per share with usual and regular record and payment dates in accordance with past practice as disclosed in
    Section 7.2(c) of the First Coastal Disclosure Memorandum and such dates may not be changed without the prior written consent of Centura; provided, that, notwithstanding the provisions of Section 1.3 of this Agreement, the Parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of First Coastal Common Stock do not receive both a

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
    dividend in respect of their First Coastal Common Stock and a dividend in respect of Centura Common Stock or fail to receive any dividend; or

          (d) except for this Agreement, or pursuant to the Stock Option Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Coastal Common Stock or any other capital stock of any First Coastal Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any First Coastal Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Coastal Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any First Coastal Subsidiary (unless any such shares of stock are sold or otherwise transferred to another First Coastal Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned First Coastal Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any First Coastal Company, except in accordance with past practice and consistent with budget data previously provided to Centura or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; enter into or amend any severance agreements with officers of any First Coastal Company; grant any Material increase in fees or other increases in compensation or other benefits to directors of any First Coastal Company except in accordance with past practice disclosed in
    Section 7.2(g) of the First Coastal Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any First Coastal Company and any Person (unless such amendment is required by Law) that the First Coastal

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

    Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any First Coastal Company or make any Material change in or to any existing employee benefit plans of any First Coastal Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any First Coastal Company for Material money damages or restrictions upon the operations of any First Coastal Company; or

          (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

          7.3 COVENANTS OF CENTURA. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Centura covenants and agrees that it shall and shall cause each of its Subsidiaries to
(i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the Centura Common Stock and the business prospects of the Centura Companies,
(ii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) and (c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Centura Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Centura, desirable in the conduct of the business of Centura and its Subsidiaries, and (z) not amend the Articles of Incorporation or Bylaws of Centura, in each case, in any manner which is adverse to, and discriminates against, the holders of First Coastal Common Stock.

          7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

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          7.5  REPORTS.  Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

          8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. As soon as reasonably practicable after execution of this Agreement, Centura shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Centura Common Stock upon consummation of the Merger. First Coastal shall furnish all information concerning it and the holders of its capital stock as Centura may reasonably request in connection with such action. First Coastal shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) First Coastal shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of First Coastal shall recommend to their respective stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of First Coastal shall use their reasonable efforts to obtain such stockholders' approval, provided that First Coastal may withdraw, modify, or change in an adverse manner to Centura its recommendations if the Board of Directors of First Coastal, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could constitute a breach of the fiduciary duties of First Coastal's Board of Directors under applicable Law.

          8.2 EXCHANGE LISTING. Centura shall use its reasonable efforts to list, prior to the Effective Time, on the New York Stock Exchange, subject to official notice of issuance, the

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shares of Centura Common Stock to be issued to the holders of First Coastal
Common Stock pursuant to the Merger.

          8.3 APPLICATIONS. Centura shall promptly prepare and file, and First Coastal shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

          8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Centura shall execute and file the North Carolina Articles of Merger with the Secretary of State of the State of North Carolina and Centura shall execute and file the Virginia Articles of Merger with the Secretary of State of the Commonwealth of Virginia in connection with the Closing.

          8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          8.6  INVESTIGATION AND CONFIDENTIALITY.

               (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

               (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly

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
return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

               (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

               (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

          8.7 PRESS RELEASES. Prior to the Effective Time, Centura and First Coastal shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

          8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no First Coastal Company nor any Affiliate thereof nor any Representatives thereof retained by any First Coastal Company shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Notwithstanding the foregoing, First Coastal may, and may authorize and permit its Representatives to, provide Persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such Person to make or implement an Acquisition Proposal not solicited in violation of this Agreement if First Coastal's Board of Directors, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of First Coastal's Board of Directors under applicable Law; provided, that First Coastal shall promptly advise Centura following the receipt of any Acquisition Proposal and the Material details thereof; and, provided further, that prior to delivery of confidential information relating to First Coastal or access to First Coastal's books, records, or properties in connection herewith, the other Person shall have entered into a confidentiality agreement substantially similar to the Confidentiality Agreement previously entered into between First Coastal and Centura.. Nothing contained in this Section 8.8 shall prohibit the Board of Directors of First Coastal from

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complying with Rule 14e-2, promulgated under the 1934 Act.  First Coastal shall
(i) immediately following the date of this Agreement cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause of all its Representatives not to engage in any of the foregoing.

          8.9 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

          8.10 STATE TAKEOVER LAWS. Each First Coastal Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

          8.11 CHARTER PROVISIONS. Each First Coastal Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any First Coastal Company or restrict or impair the ability of Centura or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any First Coastal Company that may be directly or indirectly acquired or controlled by it.

          8.12 AGREEMENT OF AFFILIATES.  First Coastal has disclosed in Section
8.12 of the First Coastal Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of First Coastal for purposes of Rule 145 under the 1933 Act. First Coastal shall use its reasonable efforts to cause each such Person to deliver to Centura not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of First Coastal Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Centura Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Centura and First Coastal have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Centura Common Stock issued to such affiliates of First Coastal in exchange for shares of First Coastal Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Centura and First Coastal have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Centura shall be entitled to place restrictive legends upon certificates for shares of Centura Common Stock issued to affiliates of First Coastal pursuant to this Agreement to enforce the provisions of this
Section 8.12). Centura shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Centura Common Stock by such affiliates.

          8.13 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, Centura shall provide generally to officers and employees of the First Coastal Companies, who at or after the Effective Time become employees of a Centura Company (the "Continuing Employees"), employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Centura Companies to their similarly situated officers and employees. For purposes of eligibility, participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of First Coastal shall be treated as service under Centura's qualified defined benefit plans, (ii) service under any qualified defined contribution plans of First Coastal shall be treated as service under Centura's qualified defined contribution plans, and
(iii) service under any other employee benefit plans of First Coastal shall be treated as service under any similar employee benefit plans maintained by Centura. Centura shall cause the Centura welfare benefit plans that cover the Continuing Employees and dependents of such employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under First Coastal's welfare benefit plans for the plan year in effect as of the Effective Time to be credited to such Continuing Employees under the Centura welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the Centura welfare benefit plans. The continued coverage of the Continuing Employees under the employee benefits plans maintained by First Coastal and/or any First Coastal Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of Centura and its Subsidiaries, provided that after the Effective Time there is no Material reduction (determined on an overall basis) in the benefits provided under the First Coastal employee benefit plans. Centura shall, and shall cause First Coastal and its Subsidiaries to, honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.13 of the First Coastal Disclosure Memorandum to Centura between any First Coastal Company and any current or former director, officer, or employee thereof, and all provisions of the First Coastal Benefit Plans.

          8.14 INDEMNIFICATION.

               (a) Subject to the conditions set forth in paragraph (b) below, for a period of six (6) years after the Effective Time, Centura shall, and shall cause First Coastal to, indemnify, defend, and hold harmless each Person entitled to indemnification from a First Coastal Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Virginia Law and First Coastal's

Restated Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by First Coastal is required to effectuate any indemnification, Centura shall cause First Coastal to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Centura and the Indemnified Party.

               (b) Any Indemnified Party wishing to claim indemnification under paragraph (a), upon learning of any such Liability or Litigation, shall promptly notify Centura thereof, provided, however, that the failure of an Indemnified Party to provide such notice shall not relieve Centura of any of its obligations under this Section 8.14, except to the extent the lack of such notice may materially prejudice Centura's position with respect to the underlying Liability or Litigation. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Centura or First Coastal shall have the right to assume the defense thereof and Centura shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Centura or First Coastal elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Centura or First Coastal and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Centura or First Coastal shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Centura shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and
(iii) Centura shall not be liable for any settlement effected without its prior written consent; and provided further that First Coastal shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

               (c) Centura shall use its reasonable efforts (and First Coastal shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of one year after the Effective Time, First Coastal's existing directors' and officers' liability insurance policy (provided that Centura may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance.

               (d) If Centura or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Centura shall assume the obligations set forth in this Section 8.14.

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
               (e) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

          8.15 ASSUMPTION OF AGREEMENT. In the event Centura or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation, or other entity, then, in each such case, Centura or such successor or assign shall take such actions as shall be necessary for the successors or assigns of Centura to assume the obligations of Centura under this Agreement.


                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

          9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) STOCKHOLDER APPROVAL. The stockholders of First Coastal shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, and by the rules of the NASD.

          (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of Centura would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Centura would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) LEGAL PROCEEDINGS. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Centura Common Stock issuable pursuant to the Merger shall have been received.

          (f) EXCHANGE LISTING. The shares of Centura Common Stock issuable pursuant to the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

          (g) TAX MATTERS. Each Party shall have received a written opinion or opinions from Alston & Bird LLP, in a form reasonably satisfactory to such Party (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of First Coastal Common Stock for Centura Common Stock will not give rise to gain or loss to the stockholders of First Coastal with respect to such exchange (except to the extent of any cash received), (iii) the tax basis of the Centura Common Stock received by holders of First Coastal Common Stock in the Merger will be the same as the tax basis of the First Coastal Common Stock surrendered in exchange for the Centura Common Stock (reduced by an amount allocable to a fractional share for which cash is received), and (iv) the holding period of the Centura Common Stock received by holders who exchange their First Coastal Common Stock for Centura Common Stock in the Merger will be the same as the holding period of the First Coastal Common Stock surrendered in exchange therefor. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of First Coastal and Centura reasonably satisfactory in form and substance to such counsel.

          (h) POOLING LETTER. Each Party shall have received a letter, dated as of the Effective Time, in a form reasonably acceptable to such Party, from KPMG Peat Marwick to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

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
          9.2 CONDITIONS TO OBLIGATIONS OF CENTURA. The obligations of Centura to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Centura pursuant to Section 11.6(a) of this Agreement:

          (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of First Coastal set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of First Coastal set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of First Coastal set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of First Coastal set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on First Coastal; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of First Coastal or to a matter being "known" by First Coastal shall be deemed not to include such qualifications.

          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of First Coastal to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) CERTIFICATES. First Coastal shall have delivered to Centura (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by First Coastal's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Centura and its counsel shall request.

          (d) AFFILIATE AGREEMENTS. Centura shall have received from each affiliate of First Coastal the affiliates agreement referred to in Section
    8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of Centura that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

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
          9.3 CONDITIONS TO OBLIGATIONS OF FIRST COASTAL. The obligations of First Coastal to perform this Agreement and consummate the Merger and the Bank Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First Coastal pursuant to Section 11.6(b) of this Agreement:

          (a)  REPRESENTATIONS AND WARRANTIES.  For purposes of this
    Section 9.3(a), the accuracy of the representations and warranties of Centura set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Centura set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Centura set forth in Section 6.16 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Centura set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.16) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Centura; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Centura or to a matter being "known" by Centura shall be deemed not to include such qualifications.

          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Centura to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) CERTIFICATES. Centura shall have delivered to First Coastal (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Centura's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First Coastal and its counsel shall request.

          (d) FAIRNESS OPINION. First Coastal shall have received a letter from Trident Financial Corp. dated not more than five (5) days prior to the date of the Proxy Statement to the effect that in the opinion of such firm, the Exchange Ratio is fair to the stockholders of First Coastal from a financial point of view.
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
                                   ARTICLE 10
                                  TERMINATION

          10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of First Coastal or Centura, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Centura and the Board of Directors of First Coastal; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
    Section 9.2(a) of this Agreement in the case of First Coastal and Section 9.3(a) of this Agreement in the case of Centura or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of First Coastal and Section 9.3(a) of this Agreement in the case of Centura; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
    Section 9.2(a) of this Agreement in the case of First Coastal and Section 9.3(a) in the case of Centura) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of First Coastal fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by April 30, 1999, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

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

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
    Section 9.2(a) of this Agreement in the case of First Coastal and Section 9.3(a) of this Agreement in the case of Centura or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of First Coastal, if it determines by a vote of a majority of the members of its entire Board, at any time during the three-day period ending immediately prior to the Effective Time, if the Average Closing Price is greater than $86.4063; or

          (h) By the Board of Directors of Centura, if it determines by a vote of a majority of its entire Board, at any time during the three-day period ending immediately prior to the Effective Time, that the Average Closing Price is less than $51.8438.

          10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms.

          10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12 and 8.14 of this Agreement. The terms of the Supplemental Letter shall survive the Effective Time.


                                   ARTICLE 11
                                 MISCELLANEOUS

          11.1 DEFINITIONS.

               (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

          "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits (and excepting the Stock Option Agreement) delivered pursuant hereto and incorporated herein by reference.

          "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "AVERAGE CLOSING PRICE" shall mean the average of the daily last sales prices of Centura Common Stock as reported on the New York Stock Exchange - Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Centura) for the ten consecutive full trading days in which such shares are traded on the New York Stock Exchange - Composite Transactions List ending at the close of trading on the third full trading day preceding the Effective Time.

          "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "CENTURA BANK" shall mean the wholly-owned banking subsidiary of Centura.

          "CENTURA COMMON STOCK" shall mean the no par value common stock of Centura.

          "CENTURA COMPANIES" shall mean, collectively, Centura and all Centura Subsidiaries.

          "CENTURA DISCLOSURE MEMORANDUM" shall mean the written information entitled "Centura Disclosure Memorandum" delivered prior to the execution of this Agreement to First Coastal describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this

    Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "CENTURA FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Centura as of June 30, 1998, and as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1998, and for each of the three years ended December 31, 1997, 1996, and 1995, as filed by Centura in SEC Documents, and (ii) the consolidated statements of condition of Centura (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1998.

          "CENTURA PREFERRED STOCK" shall mean the no par value preferred stock of Centura.

          "CENTURA SUBSIDIARIES" shall mean the Subsidiaries of Centura and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Centura in the future and owned by Centura at the Effective Time.

          "CONFIDENTIALITY AGREEMENTS" shall mean those certain Confidentiality Agreements, entered into prior to the date of this Agreement, between First Coastal and Centura.

          "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
    (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "EXHIBITS" 1 through 3, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FIRST COASTAL BANK" shall mean the wholly-owned banking subsidiary of First Coastal.

          "FIRST COASTAL CAPITAL STOCK" shall mean, collectively, First Coastal Common Stock and First Coastal Preferred Stock.

          "FIRST COASTAL COMMON STOCK" shall mean the $.01 par value common stock of First Coastal.

          "FIRST COASTAL COMPANIES" shall mean, collectively, First Coastal and all First Coastal Subsidiaries.

          "FIRST COASTAL DISCLOSURE MEMORANDUM" shall mean the written information entitled "First Coastal Disclosure Memorandum" delivered prior to the execution of this Agreement to Centura describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall be deemed to be disclosed for all purposes hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "FIRST COASTAL FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of First Coastal as of June 30, 1998, and as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1998, and for each of the three years ended December 31, 1997, 1996, and 1995, as filed by First Coastal in SEC Documents, and
    (ii) the consolidated statements of condition of First Coastal (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1998.

          "FIRST COASTAL PREFERRED STOCK" shall mean the $.01 par value preferred stock of First Coastal.

          "FIRST COASTAL STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of First Coastal.

          "FIRST COASTAL SUBSIDIARIES" shall mean the Subsidiaries of First Coastal, which shall include the First Coastal Subsidiaries described in
    Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of First Coastal in the future and owned by First Coastal at the Effective Time.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as  amended.

          "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, or any executive vice president of such Person.

          "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

          "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN PROPERTY" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, including actions related to the increase of reserves, and (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "NASD" shall mean the National Association of Securities Dealers,
    Inc.

          "NCBCA" shall mean the North Carolina Business Corporation Act.

          "1933 ACT" shall mean the Securities Act of 1933, as amended.

          "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including, but not limited to, participating in a fiduciary capacity) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "PARTY" shall mean either First Coastal or Centura, and "PARTIES" shall mean both First Coastal and Centura.

          "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "PROXY STATEMENT" shall mean the proxy statement used by First Coastal to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Centura relating to the issuance of the Centura Common Stock to holders of First Coastal Common Stock.

          "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Centura under the 1933 Act with respect to the shares of Centura Common Stock to be issued to the stockholders of First Coastal in connection with the transactions contemplated by this Agreement.

          "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, the New York Stock Exchange, and the SEC.

          "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "STOCKHOLDERS' MEETINGS" shall mean the respective meetings of the stockholders of Centura and First Coastal to be held pursuant to Section
    8.1 of this Agreement, including any adjournment or adjournments thereof.

          "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "SUPPLEMENTAL LETTER" shall mean the supplemental letter of even date herewith between the Parties relating to certain understandings and agreements in addition to those included in this Agreement.

          "SURVIVING BANK" shall mean Centura Bank as the surviving bank resulting from the Merger.

          "SURVIVING CORPORATION" shall mean Centura as the surviving corporation resulting from the Merger.

          "TAX" OR "TAXES" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

          "TAXABLE PERIOD" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "TAX RETURN" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

          "VIRGINIA ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Centura and filed with the Secretary of State of the Commonwealth of Virginia relating to the Merger as contemplated by Section
    1.1 of this Agreement.

          "VSCA" shall mean the Virginia Stock Corporation Act.

               (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

           Centura SEC Reports                    Section 6.5(a)
           Closing                                Section 1.2
           Effective Time                         Section 1.3
           Exchange Agent                         Section 4.1
           Exchange Ratio                         Section 3.1(b)
           First Coastal Benefit Plans            Section 5.13(a)
           First Coastal Contracts                Section 5.14
           First Coastal ERISA Affiliate          Section 5.13(e)
           First Coastal ERISA Plan               Section 5.13(a)
           First Coastal Rights                   Section 3.6(a)
           First Coastal Pension Plan             Section 5.13(a)
           First Coastal SEC Reports              Section 5.5(a)
           Indemnified Party                      Section 8.15
           Merger                                 Section 1.1
           Takeover Laws                          Section 5.19
           Tax Opinion                            Section 9.1(g)

               (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

          11.2 EXPENSES.

               (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Centura shall bear and the printing and mailing costs incurred in connection with the printing of the Registration Statement and the mailing of the Proxy Statement.

               (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

          11.3 BROKERS AND FINDERS. Except for Trident Financial Corporation as to First Coastal, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by First Coastal or Centura, each of First Coastal and Centura, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

          11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (including the respective Confidentiality Agreements, but excluding the Supplemental Letter). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

          11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of First Coastal Common Stock will be exchanged for Centura Common Stock shall not be amended after the Stockholders' Meeting without the requisite approval of the holders of the issued and outstanding shares of Centura Common Stock and First Coastal Common Stock, as the case may be, entitled to vote thereon.

          11.6 WAIVERS.

               (a) Prior to or at the Effective Time, Centura, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First Coastal, to waive or extend the time for the compliance or fulfillment by First Coastal of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Centura under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.
No such waiver shall be effective unless in writing signed by a duly authorized officer of Centura.

               (b) Prior to or at the Effective Time, First Coastal, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Centura, to waive or extend the time for the compliance or fulfillment by Centura of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First Coastal under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First Coastal.

               (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

          11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

          11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

        First Coastal:        FIRST COASTAL BANKSHARES, INC.
                              2101 Parks Avenue
                              Virginia Beach, Virginia 23451
                              Telecopy Number:  (757) 428-2452
                              Attention: John A. B. Davies, Jr.
                                         President and Chief Executive Officer

        Copy to Counsel:      MALIZIA, SPIDI, SLOANE & FISCH, P.C.
                              One Franklin Square
                              Suite 700E
                              1301 K Street, N.W.
                              Washington, D.C.  20005
                              Telecopy Number:  (202) 434-4661
                              Attention: John J. Spidi

        Centura:              CENTURA BANKS, INC.
                              134 North Church Street
                              Rocky Mount, North Carolina 27804
                              Telecopy Number:  (252) 977-4800
                              Attention: Cecil W. Sewell, Jr.
                                         Chairman of the Board and
                                         Chief Executive Officer

        Copy to Counsel:      CENTURA BANKS, INC.
                              134 North Church Street
                              Rocky Mount, North Carolina  27804
                              Telecopy Number:  (252) 977-8283
                              Attention: Joseph A. Smith, Jr.

       11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of North Carolina, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the Commonwealth of Virginia and federal Law relate to the consummation of the Merger.

       11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

       11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

       11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

       11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

       11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


          IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                     FIRST COASTAL BANKSHARES, INC.
By:      /s/ Allene S. Cheatham             By:     /s/ John A.B. Davies, Jr.
    -------------------------------             ------------------------------------------
    Allene S. Cheatham                          John A. B. Davies, Jr.
    Secretary                                   President and Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                     CENTURA BANKS, INC.
By:      /s/ Joseph A. Smith, Jr.           By:     /s/ Cecil W. Sewell, Jr.
    -------------------------------             ------------------------------------------
   Joseph A. Smith, Jr.                         Cecil W. Sewell, Jr.
   Corporate Secretary                          Chairman of the Board and
                                                  Chief Executive Officer

[CORPORATE SEAL]

                                                                      APPENDIX B


                 [LETTERHEAD OF TRIDENT FINANCIAL CORPORATION]

                           [FORM OF FAIRNESS OPINION]


Board of Directors
First Coastal Bankshares, Inc.
2101 Parks Avenue
Virginia Beach, Virginia

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "First Coastal Common Stock"), of First Coastal Bankshares, Inc. ("First Coastal") of the consideration to be received by such holders in a merger (the "Merger") of First Coastal with Centura Banks, Inc. ("Centura") pursuant to the Agreement and Plan of Merger (the "Agreement") dated October 28, 1998. Unless otherwise noted, all terms used herein shall have the same meaning as defined in the Agreement.

     As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, in the Merger each of the issued and outstanding shares of First Coastal Common Stock shall be exchanged for 0.3400 shares of Centura Common Stock ("the Exchange Ratio") provided however that;

   In the event the Average Closing Price is less than $58.7563 and greater than or equal to $51.8438, then the Exchange Ratio shall equal the quotient obtained by dividing (a) the product obtained by multiplying (1) the Exchange ratio (as then in effect) and (2) $58.7563 by (b) the Average Closing Price, and;

   In the event the Average Closing Price is greater than $79.4938 and less than or equal to $86.4063, then the Exchange Ratio shall equal the quotient obtained by dividing (a) the product obtained by multiplying (1) the Exchange Ratio (as then in effect) and (2) $79.4938 by (b) the Average Closing Price.

     Each outstanding option to purchase First Coastal Common Stock shall be converted into options to purchase shares of Centura Common Stock, adjusted for the Exchange Ratio.

     Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. In the ordinary course of our business we may actively trade the securities of First Coastal and Centura for our own account and for the accounts of our customers and, accordingly, may at any one time hold a long or short position in such securities. Trident is not affiliated with First Coastal or Centura.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) this proxy statement-prospectus; (ii) the Agreement; (iii) certain publicly available information concerning First Coastal, including the audited financial statements for each of the years in the three year period ended December 31, 1997 and unaudited financial statements for the nine months ended September 30, 1998; (iv) certain publicly available information concerning Centura, including the audited financial statements for each of the years in the three year period ended December 31, 1997 and unaudited financial statements for the nine months ended September 30, 1998; (v) certain other internal information, primarily financial in nature, concerning the business and operations of First Coastal and Centura furnished to us by First Coastal and Centura for purposes of our analysis; (vi) certain publicly available information with respect to other companies that we believe to be comparable to First Coastal and Centura; and (vii) certain publicly available information concerning the nature and terms of other transactions that we consider relevant. We have also spoken with certain officers and employees of First Coastal and Centura, to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have not attempted independently to verify any such information. We did not perform a review of the loan portfolio, and we did not assess the adequacy of First Coastal's loan loss reserves. We have not conducted a physical inspection of the properties or facilities of First Coastal, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of First Coastal and Centura, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest income and expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of First Coastal and Centura; (iii) the economy of First Coastal's and Centura's market areas, and
(iv) the nature and terms of certain other merger transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the financial services industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by First Coastal in the Merger and does not address First Coastal's underlying business decision to effect the Merger.

     Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by First Coastal in the Merger is fair, as of the date hereof, from a financial point of view, to the shareholders of First Coastal.

     This opinion is being delivered to the Board of Directors of First Coastal for its use and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident, except as required by law.

                              Very truly yours,

                              TRIDENT FINANCIAL CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Articles of Incorporation of the Registrant provides as follows:

     TWELFTH:     INDEMNIFICATION OF CERTAIN PERSONS:

               To the fullest extent permitted by North Carolina law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the board of directors or by appropriate contract with the person involved.

     Article IX, Section 4 of the Registrant's Amended and Restated Bylaws provides as follows:

               INDEMNIFICATION:

               Any person who at any time serves or has served as a director or officer of the Corporation, or at the request of the Corporation is or was serving as an officer, director, agent, partner, trustee, administrator, or employee for any other foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, shall be indemnified by the Corporation to the fullest extent from time to time permitted by law in the event he is made, or is threatened to be made, a party to any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether or not brought by or on behalf of the Corporation, seeking to hold him liable by reason of the fact that he is or was acting in such capacity. In addition, the board may provide such indemnification for the employees and agents of the Corporation as it deems inappropriate.

               The rights of those receiving indemnification hereunder shall, to the fullest extent from time to time permitted by law, cover (i) reasonable expenses, including without limitation all attorney's fees actually and necessarily incurred by him in connection with any such action, suit or proceeding, (ii) all reasonable payments made by him in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty, or settlement for which he may have become liable in such action, suit or proceeding; and (iii) all reasonable expenses incurred in enforcing the indemnification rights provided herein.

               Expenses incurred by anyone entitled to receive indemnification under this section in defending a proceeding may be paid by the Corporation in advance of the final disposition of such proceeding as authorized by the board of directors in the specific case or as authorized or required under any provisions in the bylaws or by any applicable resolution or contract upon receipt of an undertaking by or on behalf of the director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation against such expenses.

               The board of directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this bylaw, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him.

               Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the right of indemnification provided herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provisions of this bylaw.

               The rights granted herein shall not be limited by the provisions contained in N.C. Gen. Stat. Section 55-8-51 (or its successor).


ITEM 21.  EXHIBITS.
     The following exhibits are filed herein or have been, as noted, previously filed:

Exhibit
  No.                            Description
------- ------------------------------------------------------------------------------
2.1     Agreement and Plan of Merger, dated as of October 28, 1998,  by and between
        First Coastal Bankshares, Inc. and Centura Banks, Inc. (Included as Appendix A
        to the proxy statement-prospectus included in this Registration Statement).

5.1     Opinion of Joseph A. Smith, Jr., General Counsel and Corporate Secretary of
        Centura Banks, Inc. as to the validity of the shares of Centura Banks, Inc.
        common stock.

8.1     Opinion of Alston & Bird LLP as to federal income tax consequences.

23.1    Consent of KPMG Peat Marwick LLP (for Centura).

23.2    Consent of KPMG Peat Marwick LLP (for First Coastal).

23.3    Consent of Joseph A. Smith, Jr., General Counsel and Corporate Secretary of
        Centura Banks, Inc. (included in Exhibit 5.1).

23.4    Consent of Alston & Bird LLP (included in Exhibit 8.1).

23.5    Consent of Trident Financial Corporation (to be filed by amendment).

24.1    Power of Attorney (contained on the signature page hereof).

99.1    Form of Proxy of First Coastal.

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rocky Mount, State of North Carolina on this the 16th day of December, 1998.

                                   REGISTRANT

                                   CENTURA BANKS, INC.


                                   By: /s/ Cecil W, Sewell, Jr.
                                      ----------------------------
                                      Cecil W. Sewell, Jr.
                                      Chairman of the Board and Chief Executive
                                      Officer


     We, the undersigned directors and officers of Centura Banks, Inc. do hereby constitute and appoint Joseph A. Smith, Jr. and Frank L. Patillo, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and at the dates indicated.

SIGNATURES                          TITLE                                  DATE
----------                          -----                                  ----
/s/ CECIL W. SEWELL, JR.     Chairman of the Board and          December 16, 1998
------------------------      Chief Executive Officer           -----------
Cecil W. Sewell, Jr.


/s/ FRANK L. PATTILLO        Director and Vice Chairman         December 16, 1998
---------------------                                           -----------
  Frank L. Pattillo


/s/ WILLIAM H. WILKERSON     Director and President             December 16, 1998
------------------------                                        -----------
William H. Wilkerson


/s/ STEVEN J. GOLDSTEIN      Chief Financial Officer            December 16, 1998
-----------------------                                         -----------
 Steven J. Goldstein


/s/ W. CAROL FULGHUM         Principal Accounting Officer       December 16, 1998
--------------------                                            -----------
  W. Carol Fulghum


/s/ RICHARD H. BARNHARDT     Director                           December 16, 1998
------------------------                                        -----------
Richard H. Barnhardt


                             Director                                       , 1998
--------------------                                            ------------
   C. Wood Beasley


/s/ THOMAS A. BETTS, JR.     Director                           December 16, 1998
------------------------                                        ------------
Thomas A. Betts, Jr.


/s/ H. TATE BOWERS           Director                           December 16, 1998
--------------------                                            ------------
   H. Tate Bowers

SIGNATURES                         TITLE                                  DATE
----------                         -----                                  ----
/s/ ERNEST L. EVANS         Director                             December 16, 1998
--------------------                                             -----------
   Ernest L. Evans


/s/ BERNARD W. FRANKLIN     Director                             December 16, 1998
-----------------------                                          -----------
 Bernard W. Franklin


/s/ SUSAN E. GRAVELY        Director                             December 16, 1998
--------------------                                             -----------
  Susan E. Gravely


/s/ JOHN H. HIGH            Director                             December 16, 1998
--------------------                                             -----------
    John H. High


/s/ MICHAEL K. HOOKER       Director                             December 16, 1998
---------------------                                            -----------
  Michael K. Hooker


/s/ ROBERT L. HUBBARD       Director                             December 16, 1998
---------------------                                            -----------
  Robert L. Hubbard


/s/ WILLIAM H. KINCHELOE    Director                             December 16, 1998
------------------------                                         -----------
William H. Kincheloe


/s/ CHARLES T. LANE         Director                             December 16, 1998
--------------------                                             -----------
   Charles T. Lane


/s/ JOSEPH H. NELSON        Director                             December 16, 1998
--------------------                                             -----------
  Joseph H. Nelson


/s/ DEAN E. PAINTER, JR.    Director                             December 16, 1998
------------------------                                         -----------
Dean E. Painter, Jr.

SIGNATURES                                       TITLE                                  DATE
----------                                       -----                                  ----
/s/ O. TRACY PARKS, III                   Director                              December 16, 1998
----------------------------
 O. Tracy Parks, III

/s/ WILLIAM H. REDDING, JR.               Director                              December 16, 1998
----------------------------
William H. Redding, Jr.


/s/ CHARLES M. REEVES, III                Director                              December 16, 1998
----------------------------
Charles M. Reeves, III


/s/ GEORGE T. STRONACH, III               Director                              December 16, 1998
----------------------------
George T. Stronach, III


/s/ ALEXANDER P. THORPE, III              Director                              December 16, 1998
----------------------------
Alexander P. Thorpe, III


/s/  CHARLES P. WILKINS                   Director                              December 16, 1998
----------------------------
 Charles P. Wilkins

                                 EXHIBIT INDEX

Exhibit
  No.                            Description
------- ------------------------------------------------------------------------------
2.1     Agreement and Plan of Merger, dated as of October 28, 1998,  by and between
        First Coastal Bankshares, Inc. and Centura Banks, Inc. (Included as Appendix A
        to the proxy statement-prospectus included in this Registration Statement).

5.1     Opinion of Joseph A. Smith, Jr., General Counsel and Corporate Secretary of
        Centura Banks, Inc. as to the validity of the shares of Centura Banks, Inc.
        common stock.

8.1     Opinion of Alston & Bird LLP as to federal income tax consequences.

23.1    Consent of KPMG Peat Marwick LLP (for Centura).

23.2    Consent of KPMG Peat Marwick LLP (for First Coastal).

23.3    Consent of Joseph A. Smith, Jr., General Counsel and Corporate Secretary of
        Centura Banks, Inc. (included in Exhibit 5.1).

23.4    Consent of Alston & Bird LLP (included in Exhibit 8.1).

23.5    Consent of Trident Financial Corporation (to be filed by amendment).

24.1    Power of Attorney (contained on the signature page hereof).

99.1    Form of Proxy of First Coastal.